UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES Interim CONSOLIDATED FINANCIAL STATEMENTS (Figures expressed in thousands of Chilean pesos) As of and for the six months period ended June 30, 2024

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Assets)

As of June 30, 2024 and December 31, 2023 (AUDITED)

ASSETS	Notes	As of June 30, 2024	As of December 31, 2023
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	636,538,816	618,154,016
Others financial assets	7	8,445,251	7,440,650
Others non-financial assets	9	34,835,821	29,674,705
Trade and other current receivables	10	348,027,739	446,486,753
Accounts receivable from related parties	11	7,935,045	9,040,528
Inventories	12	452,083,720	425,728,432
Biological assets	13	1,622,480	14,764,284
Current tax assets	25	20,042,420	28,786,247
Total current assets other than non-current assets of disposal groups classified as held for sale		1,509,531,292	1,580,075,615
Non-current assets of disposal groups classified as held for sale	14	2,893,369	21,607,472
Total Non-current assets of disposal groups classified as held for sale		2,893,369	21,607,472
Total current assets		1,512,424,661	1,601,683,087

Non-current assets
Others financial assets	7	29,109,124	29,981,745
Others non-financial assets	9	14,505,358	12,311,027
Trade and other non-current receivables	10	3,321,075	3,313,742
Accounts receivable from related parties	11	-	42,506
Investments accounted for using equity method	16	159,739,222	149,593,180
Intangible assets other than goodwill	17	189,264,023	153,123,207
Goodwill	18	149,104,751	127,592,056
Property, plant and equipment (net)	19	1,448,144,739	1,273,987,695
Investment property	20	11,621,500	8,121,156
Right of use assets	22	37,936,985	35,745,221
Deferred tax assets	25	35,229,235	28,451,658
Total non-current assets		2,077,976,012	1,822,263,193
Total Assets		3,590,400,673	3,423,946,280

F-4
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

equity)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Liabilities and equity)

As of JUNE 31, 2024 (UNAUDITED) and December 31, 2023 (AUDITED)

LIABILITIES AND EQUITY	Notes	As of June 30, 2024	As of December 31, 2023
LIABILITIES		ThCh$	ThCh$
Current liabilities
Others financial liabilities	21	187,974,565	107,151,600
Current lease liabilities	22	8,038,010	7,142,360
Trade and other current payables	23	318,533,227	434,974,163
Accounts payable to related parties	11	41,543,333	55,140,630
Other current provisions	24	2,432,787	2,500,727
Current tax liabilities	25	29,179,449	9,938,664
Provisions for employee benefits	26	37,730,518	38,713,293
Others non-financial liabilities	27	34,380,588	31,921,197
Total current liabilities		659,812,477	687,482,634
Non-current liabilities
Others financial liabilities	21	1,211,655,974	1,234,246,107
Non-current lease liabilities	22	34,606,451	34,061,739
Trade and other non-current payables	23	6,902	88,596
Accounts payable to related parties	11	-	536,083
Other non-current provisions	24	230,842	217,572
Deferred taxes liabilities	25	114,382,625	86,356,895
Provisions for employee benefits	26	42,722,480	39,586,368
Others non-current non-financial liabilities	27	3,738,474	3,987,705
Total non-current liabilities		1,407,343,748	1,399,081,065
Total Liabilities		2,067,156,225	2,086,563,699

EQUITY
Equity attributable to equity holders of the parent	28
Paid-in capital		562,693,346	562,693,346
Other reserves		(52,475,168)	(240,200,116)
Retained earnings		913,927,684	895,871,552
Total equity attributable to equity holders of the parent		1,424,145,862	1,218,364,782
Non-controlling interests	29	99,098,586	119,017,799
Total Shareholders' Equity		1,523,244,448	1,337,382,581
Total Liabilities and Shareholders' Equity		3,590,400,673	3,423,946,280

F-5
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Income (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

INTERIM CONSOLIDATED STATEMENT OF INCOME	Notes	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
		2024	2023	2024	2023
		ThCh$	ThCh$	ThCh$	ThCh$
Net sales	6	1,270,665,463	1,306,272,462	524,641,481	574,241,703
Cost of sales	30	(708,425,446)	(701,911,961)	(314,528,120)	(324,826,384)
Gross margin		562,240,017	604,360,501	210,113,361	249,415,319
Others income by function	31	33,741,625	1,649,606	32,676,846	847,974
Distribution costs	30	(247,689,360)	(255,358,964)	(112,936,630)	(116,809,785)
Administrative expenses	30	(84,770,584)	(84,834,858)	(56,689,940)	(52,476,442)
Others expenses by function	30	(172,163,634)	(148,642,461)	(70,719,768)	(68,025,521)
Other gains (losses)	32	(4,192,065)	(10,326,347)	(5,256,413)	(2,873,551)
Income from operational activities		87,165,999	106,847,477	(2,812,544)	10,077,994
Finance income	33	21,807,084	23,851,952	9,103,863	13,458,819
Finance costs	33	(40,758,372)	(39,451,799)	(21,389,854)	(19,000,454)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	16	(5,895,482)	(9,998,680)	(2,577,643)	(6,179,910)
Gains (losses) on exchange differences	33	(8,465,808)	(11,444,734)	1,628	(7,117,365)
Result as per adjustment units	33	(5,274,747)	(5,189,463)	(3,395,306)	(3,533,385)
Income before taxes		48,578,674	64,614,753	(21,069,856)	(12,294,301)
Income tax (expense) benefit	25	13,279,541	(6,652,246)	27,900,465	8,695,389
Net income of period		61,858,215	57,962,507	6,830,609	(3,598,912)

Net income attributable to:
Equity holders of the parent		57,242,984	54,424,489	5,040,252	(3,943,498)
Non-controlling interests	29	4,615,231	3,538,018	1,790,357	344,586
Net income of period		61,858,215	57,962,507	6,830,609	(3,598,912)
Basic earnings per share (Chilean pesos) from:
Continuing operations		154.92	147.29	13.64	(10.67)
Diluted earnings per share (Chilean pesos) from:
Continuing operations		154.92	147.29	13.64	(10.67)

F-6
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
		2024	2023	2024	2023
		ThCh$	ThCh$	ThCh$	ThCh$
Net income of period		61,858,215	57,962,507	6,830,609	(3,598,912)
Other comprehensive income
Components of other comprehensive income (loss) that will not be reclassified to income for the period, before taxes
Gains (losses) from defined benefit plans	28	436,083	(1,006,415)	136,249	(360,560)
Other comprehensive income (loss) that will not be reclassified to income for the period, before taxes		436,083	(1,006,415)	136,249	(360,560)
Components of other comprehensive income (loss) that will be reclassified to income for the period, before taxes
Gains (losses) on exchange differences on translation	28	171,725,695	(15,151,136)	(10,881,913)	26,783,200
Gains (losses) on cash flow hedges	28	2,491,664	(6,522,617)	504,593	(8,370,445)
Other comprehensive income (loss) that will be reclassified to income for the period, before taxes		174,217,359	(21,673,753)	(10,377,320)	18,412,755
Others comprehensive income (loss), before tax		174,653,442	(22,680,168)	(10,241,071)	18,052,195
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the period
Income tax relating to defined benefit plans	28	(117,742)	271,732	(36,787)	97,351
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the period		(117,742)	271,732	(36,787)	97,351
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the period
Income tax relating to cash flow hedges	28	(672,700)	1,761,105	(136,190)	2,260,019
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year		(672,700)	1,761,105	(136,190)	2,260,019
Total other comprehensive income (loss)		173,863,000	(20,647,331)	(10,414,048)	20,409,565
Comprehensive income		235,721,215	37,315,176	(3,583,439)	16,810,653
Comprehensive income attributable to:
Equity holders of the parent		226,899,306	35,940,334	(5,042,709)	16,238,599
Non-controlling interests		8,821,909	1,374,842	1,459,270	572,054
Total Comprehensive income (expense)		235,721,215	37,315,176	(3,583,439)	16,810,653

F-7
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Changes in Equity (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

INTERIM STATEMENT OF CHANGES IN EQUITY	Paid-in capital	Other reserves				Total other reserves	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2023	562,693,346	(40,039,090)	(4,180,961)	(10,351,094)	(36,141,326)	(90,712,471)	843,045,191	1,315,026,066	120,942,987	1,435,969,053
Changes
Final dividends (1)	-	-	-	-	-	-	(3)	(3)	-	(3)
Interim dividends according to policy (3)	-	-	-	-	-	-	(27,212,245)	(27,212,245)	-	(27,212,245)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(9,902,701)	(9,902,701)
Effects business combination (5)	-	-	-	-	-	-	-	-	1,090,587	1,090,587
Total comprehensive income (loss) (6)	-	(12,896,559)	(4,736,387)	(688,951)	(162,258)	(18,484,155)	54,424,489	35,940,334	1,374,842	37,315,176
Other increases (decreases) for other changes (9)	-	-	-	-	(25,800,616)	(25,800,616)	-	(25,800,616)	-	(25,800,616)
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	(908,438)	(908,438)	-	(908,438)	(2,296,620)	(3,205,058)
Increase (decrease) for other contribitions from owners (9)	-	-	-	-	-	-	-	-	2,768,700	2,768,700
Total changes in equity	-	(12,896,559)	(4,736,387)	(688,951)	(26,871,312)	(45,193,209)	27,212,241	(17,980,968)	(6,965,192)	(24,946,160)
AS OF JUNE 30, 2023 (Unaudited)	562,693,346	(52,935,649)	(8,917,348)	(11,040,045)	(63,012,638)	(135,905,680)	870,257,432	1,297,045,098	113,977,795	1,411,022,893
Balanced as of January 1, 2023	562,693,346	(40,039,090)	(4,180,961)	(10,351,094)	(36,141,326)	(90,712,471)	843,045,191	1,315,026,066	120,942,987	1,435,969,053
Changes
Final dividends (1)	-	-	-	-	-	-	(3)	(3)	-	(3)
Interim dividends (2)	-	-	-	-	-	-	(31,961,655)	(31,961,655)	-	(31,961,655)
Interim dividends according to policy (3)	-	-	-	-	-	-	(20,864,709)	(20,864,709)	-	(20,864,709)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(14,037,509)	(14,037,509)
Effects business combination (5)	-	-	-	-	-	-	-	-	1,090,587	1,090,587
Total comprehensive income (loss) (6)	-	(118,056,295)	(3,150,407)	1,033,532	189	(120,172,981)	105,652,728	(14,520,253)	10,549,654	(3,970,599)
Other increases (decreases) for other changes (9)	-	-	-	-	(28,406,226)	(28,406,226)	-	(28,406,226)	-	(28,406,226)
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	(908,438)	(908,438)	-	(908,438)	(2,296,620)	(3,205,058)
Increase (decrease) for other contribitions from owners (9)	-	-	-	-	-	-	-	-	2,768,700	2,768,700
Total changes in equity	-	(118,056,295)	(3,150,407)	1,033,532	(29,314,475)	(149,487,645)	52,826,361	(96,661,284)	(1,925,188)	(98,586,472)
AS OF DECEMBER 31, 2023 (Audited)	562,693,346	(158,095,385)	(7,331,368)	(9,317,562)	(65,455,801)	(240,200,116)	895,871,552	1,218,364,782	119,017,799	1,337,382,581
Balanced as of January 1, 2024	562,693,346	(158,095,385)	(7,331,368)	(9,317,562)	(65,455,801)	(240,200,116)	895,871,552	1,218,364,782	119,017,799	1,337,382,581
Changes
Final dividends (1)	-	-	-	-	-	-	(10,565,360)	(10,565,360)	-	(10,565,360)
Interim dividends according to policy (3)	-	-	-	-	-	-	(28,621,492)	(28,621,492)	-	(28,621,492)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(8,791,611)	(8,791,611)
Total comprehensive income (loss) (6)	-	167,583,692	1,745,855	326,775	-	169,656,322	57,242,984	226,899,306	8,821,909	235,721,215
Other increases (decreases) for other changes (9)	-	-	-	-	28,493,782	28,493,782	-	28,493,782	(188,922)	28,304,860
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	(10,425,156)	(10,425,156)	-	(10,425,156)	(21,124,192)	(31,549,348)
Increase (decrease) for other contribitions from owners (9)	-	-	-	-	-	-	-	-	1,363,603	1,363,603
Total changes in equity	-	167,583,692	1,745,855	326,775	18,068,626	187,724,948	18,056,132	205,781,080	(19,919,213)	185,861,867
AS OF JUNE 30, 2024 (Unaudited)	562,693,346	9,488,307	(5,585,513)	(8,990,787)	(47,387,175)	(52,475,168)	913,927,684	1,424,145,862	99,098,586	1,523,244,448
(1)	Corresponds to the difference between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of net income (Note 28 - Common Shareholders’ Equity).
(2)	Corresponds to Interin dividends that was paid on November 29, 2023, as agreed at the Ordinary Board of Directors' Meeting.
(3)	Corresponds to the difference between CCU’s policy to distribute a minimum dividend of at least 50% of the net income (Note 28 - Common Shareholders’ Equity) and the dividends declared or paid as of December 31 of each year.
(4)	Mainly related to dividends of Non-controlling interest.
(5)	See Note 15 - Business Combinations, letter a).
(6)	See Note 28 - Common Shareholders’ Equity.
(7)	See Note 1 - General information, letter C, number (4) and number (10).
(8)	See Note 1 - General information, letter C, number (4)
(9)	See Note 1 - General information, letter C, number (3).

F-8
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Cash Flows (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the six-months periods ended as of June 30,
		2024	2023
		ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		1,863,504,195	1,862,467,818
Others proceeds from operating activities		33,838,570	21,394,826
Classes of cash payments from operating activities:
Payments of operating activities		(1,373,078,334)	(1,266,789,016)
Payments of salaries		(198,375,392)	(189,206,708)
Others payments for operating activities		(222,236,535)	(253,593,502)
Cash flow from operations		103,652,504	174,273,418
Dividends received		939,012	1,239,628
Interest paid		(33,450,129)	(40,330,899)
Interest received		21,803,150	23,840,061
Income tax paid		(4,237,310)	(16,179,622)
Other cash movements	32	(2,023,438)	4,231,005
Net cash inflows from operating activities		86,683,789	147,073,591

Cash flows from investing activities
Cash flows used to obtain control of subsidiaries or others businesses	8	(500,000)	(2,000,000)
Loan to related entities		-	(624,589)
Repayment of loan by related entities		-	71,381
Others payments to acquire interests in joint ventures	8	(10,658,097)	(4,176,846)
Proceeds from sales of property, plan and equipment		49,820,877	332,818
Purchase of property, plant and equipment		(80,610,019)	(52,162,162)
Purchases of intangibles assets		(3,326,380)	(1,334,514)
Net cash (outflow) from investing activities		(45,273,619)	(59,893,912)

Cash flows from financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	(31,549,348)	(3,205,058)
Proceeds from long-term loans and bonds		-	9,259,335
Proceeds from short-term loans and bonds		77,670,382	22,662,341
Total proceeds from loans and bonds		77,670,382	31,921,676
Loan and bonds payments		(46,404,086)	(44,190,491)
Proceeds from issuing shares		1,363,603	2,768,700
Payments of lease liabilities		(7,039,853)	(5,863,653)
Dividends paid		(41,753,925)	(36,305,285)
Other cash movements		3,267,304	15,004,423
Net cash (outflow) flow from financing activities		(44,445,923)	(39,869,688)

Net (decrease) increase in cash and cash equivalents		(3,035,753)	47,309,991
Effects of exchange rate changes on cash and cash equivalents		21,420,553	(53,376,220)
Increase (decrease) in cash and cash equivalents		18,384,800	(6,066,229)

Cash and cash equivalents at beginning of the year		618,154,016	597,081,675
Cash and cash equivalents at end of the period	8	636,538,816	591,015,446

Note 1

F-9
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 1 General Information

A)	Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each AgDS, effective as of December 20, 2012.

Compañía Cervecerías Unidas S.A. is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewer, the second largest brewer in Argentina, the second largest producer of soft drinks in Chile, the second largest producer of wines in Chile, the largest producer of bottled water, nectars, sports drinks and iced tea in Chile and one of the largest producers of pisco in Chile. It also participates in the Home and Office Delivery ("HOD") business, a home delivery business of purified water in bottles through the use of dispensers; in the rum industry, other liquors, recently in ciders in Chile. It participates in the cider, liquor and wine industry in Argentina. It also participates in the mineral water, soft drinks, water, nectars and beer distribution industry in Argentina, Uruguay, Paraguay, Colombia and Bolivia.

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 65.87% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile SpA., a company controlled by Heineken International B.V., each with a 50% equity participation.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of June 30, 2024, the Company had a total 9,189 employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	9	14
Managers and Deputy Managers	94	498
Others workers	326	8,677
Total	429	9,189

The Interim Consolidated Financial Statements include: Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows (direct method), and the Accompanying Notes with disclosures.

In the accompanying Statement of Financial Position, assets and liabilities that are classified as current, are those with maturities equal to or less than twelve months, and those classified as non-current, are those with maturities greater than twelve months. In turn, in the Consolidated Statement of Income, expenses are classified by function, and the nature of depreciation and personnel expenses is identified in footnotes. The Consolidated Statement of Cash Flows is presented using the direct method.

The figures of the Consolidated Statement of Financial Position and respective explanatory notes are presented compared with the balances as of December 31, 2023 and the Consolidated Statement of Changes in Shareholders' Equity, Consolidated Statement of Income by Function, Consolidated Statement of Comprehensive Income, Consolidated Statement of Cash Flows and respective explanatory notes are presented compared with balances as of June 30, 2023.

These Interim Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

F-10

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The Company’s functional currency and presentation currency is the Chilean peso, except for some subsidiaries in Chile, United States, Argentine, Uruguay, Paraguay, Bolivia, United Kingdom and China that use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní, Bolivian, Sterling Pound and Yuan, respectively. The functional currency of joint operations in Chile and Colombia and associates in Argentine and Perú, are the Chilean peso and Colombian peso, Argentine peso and the Sol, respectively. However they use the Chilean peso as the presentation currency for consolidation purposes.

Subsidiaries whose functional currencies are not the Chilean peso and are not a currency from a country which economy has been classified as hyperinflationary, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate. For consolidation purposes, the assets and liabilities of subsidiaries whose functional currency is different from the Chilean peso, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while the Gains (losses) on exchange differences caused by the conversion of assets and liabilities are recorded in the Conversion Reserves account under Other equity reserves. Income, costs and expenses are translated at the average monthly exchange rate for the respective periods. These exchange rates have not undergone significant fluctuations during the year, with the exception of subsidiaries in hyperinflationary economies. (See Note 2 - Summary of significant accounting policies, (2.4)).

B)	Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands, and distribution of Craft brands. CCU’s own brands correspond to national products produced, marketed, and distributed by Cervecera CCU Chile Ltda. which include the following brands among others; Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria, and Stones in its Lemon, Maracuyá and Stones 6 (Sensation and Tropical). The international licensing brands are mostly produced while others are imported. All are marketed and distributed by Cervecera CCU including among others, Heineken, Sol and Coors brands. The Craft brands of beers (Austral, Polar Imperial, Patagonia, Kunstmann, Szot, Guayacán, D´olbek, Mahina and Volcanes del Sur) are created and mostly produced in their original breweries and in partnership with Cervecera CCU marketed and distributed by the Company.

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Pop, Cachantun, Mas, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Lipton Ice Tea, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pura Vida, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink, Rockstar and Perrier water. Through a joint venture it also has its own brands, Sprim and a license for the Vivo and Caricia brands.

Additionally, in the Chile operating segment, in the pisco and cocktails categories, CCU owns the Mistral, Tres Erres, Campanario, Horcón Quemado, Control Valle del Encanto, Espíritu de los Andes, La Serena, Iceberg, Hard Fresh, Ruta Cocktail, Sabor Andino Sour, Horcón Quemado Sour, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Kantal, Fehrenberg, Barsol and Puklaro brands and is the exclusive distributor in Chile of Pernod Ricard brands in the traditional channel and exclusive distributor in Chile of Fratelli Branca brands for all channels. Finally, in the Company distributes the Villa Pehuenia brand and Sidra 1888.

On January 2023, CPCh materialized the acquisition of D&D SpA. (see Note 1 - General information, letter C, number (5)), adding La Pizka to its portfolio of brands.

On August 8th 2019, CCU announced that its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”) acting through out Inversiones Internacionales SpA. and International Spirits Investments USA LLC, have communicated to LDLM Investment LLC their decision to initiate the sell of its whole participation in Americas Distilling Investment LLC (“ADI”) which amount to 40%. ADI is the owner of the Peruvian Company Bodega San Isidro S.R.L. and the Barsol brand. That sales process initiated by CPCh did not take place, because the terms and conditions described in the offers presented by the interested parties were not feasible or satisfactory.

F-11

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

In Argentina, CCU produces beer in its plants located in Salta, Santa Fe and Luján. Its main brands are Schneider, Imperial, Palermo, Santa Fé, Salta, Córdoba, Isenbeck, Norte and Iguana. At the same time, it is the holder of exclusive license for the production and marketing of Miller Genuine Draft, Heineken, Amstel, Sol, Warsteiner, Grolsch and Blue Moon. CCU also imports Kunstmann brand, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Besides, participates in the cider business, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888” in addition to the Pehuenia brand. Also participates in the spirits business, which are market under El Abuelo brand, in addition to importing pisco from Chile. Its wine portfolio include the sale and distribution of the Eugenio Bustos and La Celia brands and since June 2019 has incorporated to its wine portfolio Colón, Graffina and Santa Silvia brands belonging to Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (“VSPT”)).

With the acquisition of the shareholdings in Aguas de Origen S.A. and Aguas Danone de Argentina S.A., during 2022, CCU entered the spring water, mineral water and saborized water business, participating with the brands Villavicencio, Villa del Sur, Levité, Ser and Brío.

In the Wine Operating Segment, CCU through its subsidiary VSPT has an extensive portfolio of wine brands produced by the eight wineries that make up the group. Among them are: Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Epica, Gato (in domestic market) and GatoNegro (in export market) from Viña San Pedro, the Reserva and Gran Reserva lines of Viña Tarapacá and its Blue and Black labels; Viña Leyda in its Reserva, Single Vineyard and Lot series; Misiones de Rengo Varietal, Reserva, Cuvée, Gran Reserva Black, Mision, and its Sparkling line; in addition to Alpaca, Reservado and Siglo de Oro Reserva de Viña Santa Helena; and in the sparkling category, Viñamar in its expressions Traditional Method, Extra Brut, Rosé, Moscato, Brut, Unique Brut, Unique Moscato, ICE and Zero Dealcoholized, and, finally, Manquehuito in the coolers category. In Argentina, the brands La Celia, Graffigna, Colón and Colón Selecto.

In Uruguay, the Company participates in the mineral water business with the Nativa and Nix brands, soft drinks with the Nix brand and nectars with Watt's brand, in isotonic drinks with the FullSport brands. In addition, it sells imported beer under the Heineken, Schneider, Imperial, Escudo Silver, Kuntsmann, Miller, and Amstel. Recently the wine category, it participates with the brands with Misiones de Rengo, Eugenio Bustos and La Celia brands all imported.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drinks business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the FullSport isotonic drinks. These brands include our own licensed and imported brands. The Company in the alcoholic drinks business is the owner of Sajonia beer brand and imports Heineken, Amstel, Paulaner, Sol, Blue Moon and Schin brands. In the wine category, it distributes the Misiones de Rengo and La Celia brands and in the category of piscos, distributes the Mistral brand.

In Bolivia, CCU participates in the non-alcoholic and alcoholic beverages business through its subsidiary Bebidas Bolivianas BBO S.A. (BBO). Within the portfolio of non-alcoholic beverages, BBO has the Mendocina, Sinalco, Real and De la Sierra. These brands include their own and licensed brands. On the other hand, the alcoholic beverages include Real, Capital, Cordillera, Uyuni and Amstel brands. Aditionally, BBO markets the imported beer Heineken brands.

In Colombia, CCU participates in the beer business through its joint venture Central Cervecera de Colombia S.A.S. ("CCC"). CCC holds exclusive licensing agreements for the import, distribution and production of Heineken beer in Colombia since December 2014. In December 2015, the assets of the craft beer company "Artesanos de Cerverza" was acquired with its brand "Tres Cordilleras". From April 2016, the Tecate and Sol brands were incorporated, with a licensing agreement to brew and/or market these brands. In November 2019, the Miller Lite and Miller Genuine Draft new brands were incorporated. Since 2019, local production of the Tecate brand and the launch of Natu Malta (non-alcoholic malt-based product) began, also the import and marketing of the Kunstmann brand and local production of Heineken beer began. In October 2021, the local production of the Sol brand began.

F-12

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date
Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Reagal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Olmeca, Orloff, Passport, Pernod, Perrier Jouet, Ricard, Royale Salute, Sandeman, Scapa, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)	June 2027
Amstel in Argentina (2)	10 years renewables
Amstel in Bolivia (9)	August 2033
Amstel in Uruguay (16)	In process
Amstel in Paraguay (1)	September 2024
Austral in Chile (4)	July 2026
Blue Moon in Paraguay	April 2028
Coors in Chile (5)	December 2025
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (6)	December 2028
Fernet Branca, Brancamenta, Punt E Mes, Borghetti, Carpano Rosso and Carpano Bianco in Chile	December 2024
Frugo in Chile	Indefinitely
Gatorade in Chile (7)	December 2043
Grolsch in Argentina	May 2028
Heineken in Bolivia (8)	December 2024
Heineken in Chile and Argentina (9)	10 years renewables
Heineken in Colombia (10)	March 2028
Heineken in Paraguay (1)	May 2026
Heineken in Uruguay (9)	10 years renewables
Mas in Uruguay (15)	December 2028
Kunstmann in Colombia (1)	July 2025
Miller in Argentina (10)	December 2026
Miller Lite and Miller Genuine Draft in Colombia (13)	December 2026
Miller in Uruguay (6)	July 2026
Nestlé Pure Life in Chile (6)	December 2027
Paulaner in Paraguay	April 2025
Patagonia in Chile	Indefinitely
Pepsi, Seven Up and Mirinda in Chile	December 2043
Polar Imperial in Chile	Indefinitely
Red Bull in Chile (11)	Indefinitely
Rockstar in Chile (17)	December 2043
Sol in Argentina (9)	10 years renewables
Sol in Chile (9)	10 years renewables
Sol in Colombia (3)	March 2028
Sol in Paraguay (1)	January 2026
Té Lipton in Chile	December 2030
Tecate in Colombia	March 2028
Warsteiner in Argentina (14)	May, 2028
Watt´s in Uruguay	99 years renewables
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (12)	July 2026

F-13

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

(1)	Renewable for successive periods of 3 years.
(2)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in force.
(4)	Renewable for periods of two years, subject to the compliance of the contract conditions
(5)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.
(6)	License renewable for periods of 5 years, subject to the compliance of the contract conditions.
(7)	License was renewed for a period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA.
(8)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.
(9)	License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(10)	After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(11)	Indefinite contract, notice of termination 6 months in advance.
(12)	Sub-license is renewed automatically and successively for two periods of 5 years each, subject to the terms and conditions stipulated in the International Sub-license agreement of December 28, 2018 between Promarca Internacional Paraguay S.R.L. and Babidas del Paraguay S.A.
(13)	License renewable for one period of 5 years, subject to the compliance of the contract conditions.
(14)	Prior to the expirty of its term, Parties shall negociate its continuity for five (5) more years.
(15)	License automatically renewable for periods of 10 years.
(16)	Distribution started,distribution agremment under negociation.
(17)	As long as the shareholders Agreement of Bebidas CCU-PepsiCo SpA. is in force.
(18)	The agreement will remain in effect except material breach, CCU ceases to be a shareholder of Aguas de Origen S.A., or a party is declared bankrupt.
(19)	After the initial termination date, license is automatically renewed under identical conditions (Rolling Contract), for two 5-year periods, subject to compliance with the conditions established in the contract.

F-14

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

C)	Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of June 30, 2024			As of December 31, 2023
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (9) (**)	76,035,409-0	Chile	Chilean Pesos	-	30.0005	30.0005	25.0006
CRECCU S.A. (6)	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (**)	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	US Dollar	99.8516	0.1484	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	99.9602	0.0398	100.0000	100.0000
Cervecería Szot SpA. (10) (**)	76,481,675-7	Chile	Chilean Pesos	-	-	-	25.0006
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Inversiones Invex CCU Ltda. (2)	76,572,360-4	Chile	US Dollar	66.6519	33.3406	99.9925	99.9925
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A.	76,593,550-4	Chile	Chilean Pesos	99.0242	0.9533	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
D&D SpA. (5) (**)	76,920,876-3	Chile	Chilean Pesos	-	40.8105	40.8105	40.8105
La Barra S.A.	77,148,606-1	Chile	Chilean Pesos	99.0000	1.0000	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	-	25.0458	25.0458	25.0458
Volcanes del Sur S.A.	77,622,887-7	Chile	Chilean Pesos	-	74.9503	74.9503	74.9503
CirCCUlar SpA. (8)	77,847,898-3	Chile	Chilean Pesos	-	99.9621	99.9621	-
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1080	99.9984	99.9984
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*)	91,041,000-8	Chile	Chilean Pesos	-	84.6824	84.6824	84.6824
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	-	50.5519	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	84.6824	84.6824	84.6824
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.8064	0.1935	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1834	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	-	99.9939	99.9939	99.9939
Compañía Industrial Cervecera S.A. (7)	0-E	Argentina	Argentine Pesos	-	99.9952	99.9952	99.9952
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	-	84.6824	84.6824	84.6824
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9980	74.9980	74.9980
Bebidas Bolivianas BBO S.A. (3)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited	0-E	China	Yuan	-	84.6824	84.6824	84.6824
International Spirits Investments USA LLC	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
VSPT US LLC	0-E	United States	US Dollar	-	84.6824	84.6824	84.6824
VSPT UK Ltd.	0-E	United Kingdom	Sterling Pound	-	84.6824	84.6824	84.6824
Bebidas del Paraguay S.A. (4)	0-E	Paraguay	Paraguayan Guaranies	-	99.9999	99.9999	55.0070
Distribuidora del Paraguay S.A. (4)	0-E	Paraguay	Paraguayan Guaranies	-	99.9999	99.9999	54.9640
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	-	99.9999	99.9999	54.4569
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000

(*) Listed company in Chile.

(**) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-15

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of June 30, 2024	As of December 31, 2023
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (9) (**)	76,035,409-0	Chile	Chilean Pesos	30.0005	25.0006
CRECCU S.A. (6)	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (**)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	US Dollar	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Cervecería Szot SpA. (10) (**)	76,481,675-7	Chile	Chilean Pesos	-	25.0006
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Inversiones Invex CCU Ltda. (2)	76,572,360-4	Chile	US Dollar	99.9925	99.9925
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A.	76,593,550-4	Chile	Chilean Pesos	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
D&D SpA. (5) (**)	76,920,876-3	Chile	Chilean Pesos	40.8105	40.8105
La Barra S.A.	77,148,606-1	Chile	Chilean Pesos	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	25.0458	25.0458
Volcanes del Sur S.A.	77,622,887-7	Chile	Chilean Pesos	74.9503	74.9503
CirCCUlar SpA. (8)	77,847,898-3	Chile	Chilean Pesos	99.9621	-
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*)	91,041,000-8	Chile	Chilean Pesos	84.6824	84.6824
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	84.6824	84.6824
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A. (7)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	84.6824	84.6824
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9980	74.9980
Bebidas Bolivianas BBO S.A. (3)	0-E	Bolivia	Bolivians	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited	0-E	China	Yuan	84.6824	84.6824
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
VSPT US LLC	0-E	United States	US Dollar	84.6824	84.6824
VSPT UK Ltd.	0-E	United Kingdom	Sterling Pound	84.6824	84.6824
Bebidas del Paraguay S.A. (4)	0-E	Paraguay	Paraguayan Guaranies	100.0000	55.0070
Distribuidora del Paraguay S.A. (4)	0-E	Paraguay	Paraguayan Guaranies	100.0000	54.9640
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	100.0000	54.4569
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000

(*) Listed company in Chile.

(**) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-16

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1) CCU Inversiones II SpA.

On February 28, 2023, the Company made a capital contribution to its subsidiary CCU Inversiones II SpA. by an amount of USD 4,000,000 (equivalent to ThCh$ 3,324,960), in which the Company ended with a 99.9545% interest and CCU Inversiones S.A. ended with a 0.0455% interest. The latter did not generate effects at the CCU S.A. consolidated level.

On May 9, 2023, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. for an amount of USD 1,500,000 (equivalent to ThCh$ 1,190,145), in which the Company reached a 99.9547% interest and CCU Inversiones S.A. reached a 0.0453% interest. The latter did not generate effects at the CCU S.A. consolidated level.

On January 26, 2024, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. for an amount of USD 41,775,000 (equivalent to ThCh$ 36,641,688), in which the Company had a 99.9602% interest and CCU Inversiones S.A. had a 0.0398% interest. The latter did not generate effects at the CCU S.A. consolidated level.

(2) Inversiones Invex CCU Ltda.

On May 25, 2023, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Ltda. in the amount of USD 8,150,000 (equivalent to ThCh$ 6,593,595), in which the Company reached a 66.6519% interest and CCU Inversiones S.A. reached a 33.3481% interest. The latter did not generate effects at the CCU S.A. consolidated level.

(3) Bebidas Bolivianas BBO S.A.

On January 25 and May 25, 2023, the subsidiary CCU Inversiones II SpA. made capital contributions to Bebidas Bolivianas BBO S.A. for USD 1,784,914 and USD 1,784,914 (equivalent to ThCh$ 1,437,659 and ThCh$ 1,444,049), respectively, since both partners contributed in proportion to the current shareholding, the percentages of participation were maintained.

On February 21 and April 29, 2024, the subsidiary CCU Inversiones II SpA. made a capital contributions to Bebidas Bolivianas BBO S.A. for USD 1,019,971 and USD 509.914 (equivalent to ThCh$ 982,926 and ThCh$ 483.235), respectively, since the partners participated in proportion to the current shareholding, the percentages of participation were maintained.

(4) Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.

On January 26, 2023, the Office of Foreign Assets Control (OFAC) of the United States Department of the Treasury announced sanctions against Mr. Horacio Cartes Jara, as of that date, shareholder of our subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. (the "Companies in Paraguay").

On March 1, 2023, Compañía Cervecerías Unidas S.A. through its subsidiary CCU Inversiones II SpA. signed a Private Agreement with the shareholders of the Companies in Paraguay, agreeing to:

i.	The acquisition of all of the shares held by Ms. Sarah Cartes Jara in the Companies in Paraguay, which purchase and sale took place on March 1, 2023, for a total amount of USD $ 4,001,920 (equivalent to ThCh$ 3,205,058), and CCU became the holder of a 55.0070% and 54.9640% of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. (generating an equity effect of ThCh$ 908,438), respectively; and

ii.	The acquisition by an unrelated third party of Mr. Cartes of all the shares owned by him, within the maximum term that expired on March 17, 2023 and subject to CCU agreeing with this third party certain amendments to the current shareholders' agreements of the Companies in Paraguay.

On March 16, 2023 having met the conditions set forth in the Private Agreement, Sudameris Bank S.A.E.C.A. (Sudameris) acquired all of Mr. Horacio Cartes Jara participation in the Companies in Paraguay, signing with CCU the respective Shareholders' Agreements, which include corporate governance clauses and other usual clauses for this type of contract, and a Put Option Agreement, for a total of USD 32,651,973 (equivalent to ThCh$ 25,949,059 at the date of signing the agreement and USD 32,555,031, equivalent to ThCh$ 28,554,669 as of December 31, 2023), with respect to the Companies in Paraguay. See Note 2 - Summary of material accounting policies, number 2.7 - Financial instruments - Option Contracts.

F-17

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

On February 20, 2024, pursuant to the provisions of the Put Option Agreement, CCU S.A., through its subsidiaries CCU Inversiones II SpA. and CCU Inversiones S.A., acquired from Sudameris all of the shares held by Sudameris in Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., for a value of USD 32,652,006 (equivalent to ThCh$ 31,549,348). Consequently, as from this date, the only shareholders of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. are CCU Inversiones II SpA. and CCU Inversiones S.A.

(5) D&D SpA.

On January 20, 2023, the subsidiary Compañía Pisquera de Chile S.A. completed the acquisition of a 51.0132% interest in D&D SpA. (company owner of, among others assets, the Pizka brand), a joint stock company engaged in the frozen cocktail business, whose main product is packaged pisco sour. Its main products are manufactured in the production plant located in the district of Quilicura, in the city of Santiago, Chile.

For this business combination, the fair values of assets and liabilities were determined as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	992,511
Total non-current assets	2,597,635
Total Assets	3,590,146
Total current liabilities	727,196
Total non-current liabilities	636,956
Total Liabilities	1,364,152

Net identifiable assets acquired	2,225,994
Non-controlling interests	(1,090,587)
Goodwill	2,100,677
Investment value	3,236,084

As a result of the fair values indicated above, intangible assets and goodwill have been generated, which are disclosed in Note 17 - Intangible assets other than goodwill and Note 18 - Goodwill, respectively.

(6) CRECCU S.A.

On January 9, 2023, at the Extraordinary Shareholders' Meeting of the subsidiary CRECCU S.A., it was agreed to reduce capital by ThCh$ 1,500,000, which was returned to the shareholders, this is, to the Company and the subsidiary CCU Inversiones S.A. in proportion to their participation.

(7) Compañía Industrial Cervecera S.A. y Sáenz Briones y Cía. S.A.I.C.

On April 3, 2023, the Board of Directors of Compañía Industrial Cervecera S.A. approved a corporate reorganization process between Compañía Industrial Cervecera S.A. and Saenz Briones y Compañía S.A.I.C., defining an effective date for the merger of these companies as of May 1, 2023. This did not have a significant impact on the consolidated financial statements.

The merger is in the process of being registered with the General Inspection of Justice and, in accordance with the applicable regulations, until the date on which the same is registered with the Public Registry of Commerce.

(8) CirCCUlar SpA.

On February 1, 2024, the Company, through its subsidiary Millahue S.A., incorporated Circcular SpA. in Chile, whose corporate purpose is the manufacture, recycling and marketing of all types of plastic products and supplies. The capital of the company amounts to ThCh$ 10,000,000.

(9) Cervecera Guayacán SpA.

On April 26, 2024, the subsidiary Cervecería Kunstmann S.A. made a capital contribution to Cervecera Guayacán SpA. in the amount of ThCh$ 84,131, in which the subsidiary Cervecería Kunstmann S.A. reached a 60.0002% interest.

F-18

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

(10) Cervecería Szot SpA.

According to the Share sales Purchase Agreement, dated April 29, 2024, the subsidiary Cervecería Kunstmann S.A., assigns and transfers to Cervecería Szot SpA. all the shares it held in Cervecería Szot SpA., which correspond to 97,856 shares, all ordinary shares of the same series, and which were fully paid. The amount of the transaction amounted to ThCh$ 208,755, which generated a negative equity effect at the Company's level of ThCh$ 60,887.

The payment of the shares, was made on the same date, through the transfer of ownership of the trademarks from Cervecería Szot SpA. to Cervecería Kunstmann S.A. for ThCh$ 251,755 and the difference, amounting to ThCh$ 43,000, was paid in cash by Cervecería Kunstmann S.A.

On the same date, according to a debt recognition and transfer of personal property agreement, Cervecería Szot SpA. paid an amount of ThCh$ 224,393 to Cervecería Kunstmann S.A., in respect of liabilities for commercial relations. In addition, the company made a payment of ThCh$ 49,094 for pending shares and pledges by Representaciones Chile Beer Kevin Michael Szot EIRL., agreed in a purchase agreement on 28 August 2020. These debts were settled through the transfer of Property Plant and Equipment’ Cervecería Szot SpA. for an amount of ThCh$ 273,487.

Joint operations:

The joint arrangements that qualify as joint operations are as follows:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On June 30, 2024, Promarca S.A. recorded a profit of ThCh$ 3,740,048 (ThCh$ 3,527,770 as of June 30, 2023) which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA. (“BCP”)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On June 30, 2024, BCP recorded a profit of ThCh$ 2,906,074 (ThCh$ 3,186,611 as of June 30, 2023) which in accordance with the Company’s policies is 100% distributable.

(c) Bebidas Carozzi CCU SpA. (“BCCCU”)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

As of June 30, 2024, BCCCU recorded a profit of ThCh$ 333 (loss of ThCh$ 534,779 as of June 30, 2023).

The companies mentioned above, meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

Note 2   Summary of material accounting policies

Significant accounting policies adopted for the preparation of these Consolidated Financial Statements are described below:

2.1	Basis of preparation

The accompanying Interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

F-19

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The Interim Consolidated Financial Statements have been prepared on a historical cost basis, except for the following: certain financial assets and liabilities (including derivative instruments) – measured at fair value, and assets held for sale – measured at the lower of carrying amount and fair value less costs to sell.

The preparation of the Interim Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 - Estimates and application of professional judgment for disclosure of significant accounting estimates and judgments.

The following are the New Standards, Improvements, Amendments and Interpretations, mandatory as of the dates indicated:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 21	Lack of exchangeability	January 1, 2025
IFRS 18	Presentation and disclosures in the financial statements	January 1, 2027
IFRS 19	Subsidiaries that are not in the public interest	January 1, 2027

The Company estimates the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements except for the Amendment to IAS 21, for which management has decided to apply from the mandatory date, i.e. January 1, 2025. Given the volatility of the exchange markets in Argentina and the announcements of amendments to them, it is not possible at this date to estimate the impact that the adoption of this amendment will have.

The application of the new accounting pronouncements as of January 1, 2023, had no significant effect on the Company's Interim Consolidated Financial Statements.

2.2	Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Company has power to direct their financial and operating policies, which generally is the result of ownership of more than half of the voting rights. When assessing whether the Company controls another entity, the existence and effect of potential voting rights that are currently liable to be exercised at the date of the Interim Consolidated Financial Statements is considered. Subsidiaries are consolidated from the date on which control was obtained by the Company, and are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, regardless the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 1- General information, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Company’s entities are eliminated in consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the accounting policies of subsidiaries are amended to ensure uniformity with the policies adopted by the Company.

F-20

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Non-controlling Interest

Non-controlling interest is presented in the Equity section of the Consolidated Statement of Financial Position. The net income attributable to equity holder of the parent and non-controlling interest are each disclosed separately in the Interim Consolidated Statement of Income after net income.

Investments accounted for using the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition, the Company maintains investments in associates which are defined as entities in which the investor exercises significant influence but has no control over financial or operating policies and are not a subsidiary or a joint venture.

The Company accounts for its participation in joint arrangements that qualify as joint ventures and in associates using the equity method. The financial statements of the joint venture are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to agree any difference in accounting policies that may exist with the Company’s accounting policies.

Whenever the Company contributes or sells assets to companies under joint control or associates, any income or loss arising from the transaction is recognized based on how the asset is realized. When the Company purchases assets from those companies, it does not recognize its share in the income or loss of the joint venture in respect to such transaction until the asset is sold or realized.

2.3	Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 6 - Financial information as per operating segment).

The segments performance is measured according to several indicators, of which OR (Adjust Operating Result), OR before Exceptional Items (EI), ORBDA (Adjust Operating Result Before Depreciation and Amortization), ORBDA before EI, ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The Company defined the Adjusted Operating Result as the Net incomes (losses) before Other gains (losses), Net financial cost, Equity and income from joint ventures and associates, Gains (losses) on exchange differences, Results as per adjustment units and Income tax, and the ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Corporate revenues and expenses are presented separately within the Other.

2.4	Foreign currency and adjustment units

Presentation and functional currency

The Company use the Chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the U.S., Argentinian, Uruguayan, Paraguayan and Bolivian, United Kingdom and China subsidiaries is the US Dollar, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian, Sterling Pound and Yuan, respectively. The functional currency of the joint venture in Colombia and associate in Argentine and Perú is the Chilean Peso, Colombian Peso and Argentine Peso and the Sol, respectively.

F-21

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Interim Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The Gains (losses) on exchange differences arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, are included in the Statement of income, in Gains (losses) on exchange differences, while the difference arising from the changes in adjustment units are recorded in the Statement of income as Result as per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso and not operating in countries whose economy is considered hyperinflationary, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements and Gains (losses) on exchange differences originated by the conversion of assets and liabilities, are recorded under Reserve of exchange differences on translation within Other equity reserves. Incomes, costs and expenses are translated at the average monthly exchange rate for the respective fiscal years. These exchange rates have not suffered significant fluctuations during these months.

The results and financial situation in CCU Group's entities which have a functional currency different from the presentation currency being their functional currency, the currency of a hyperinflationary economy (as the case of subsidiaries in Argentina as from 1 July 2018 as described below) are converted into the presentation currency as established in IAS 21 and IAS 29.

Financial information in hyperinflationary economies

Inflation in Argentina has shown significant increases since the beginning of 2018. The three-year cumulative inflation rate, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it is still increasing. The three-year cumulative inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

In accordance with the foregoing, IAS 29 must be applied by all those entities whose functional currency is the Argentine peso for the accounting periods ended after July 1, 2018, as if the economy had always been hyperinflationary. In this regard, IAS 29 requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary country be restated in terms of the purchasing power in force at the end of the reporting period. This implies that the restatement of non-monetary items must be made from their date of origin, last restatement, appraisal or other particular date in some very specific cases.

The adjustment factor used in each case is that obtained based on the combined index of the National Consumer Price Index (CPI), with the Wholesale Price Index (IPIM), published by the National Institute of Statistics and Census of the Argentinian Republic (INDEC), according to the series prepared and published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

For consolidation purposes, subsidiaries whose functional currency is the Argentine peso, paragraph 43 of IAS 21 has been considered which requires that the financial statements of a subsidiary that has the functional currency of a hyperinflationary economy be restated in accordance with IAS 29 before being converted at the closing exchange rate on the reporting date and to be included in the consolidated financial statements.

The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the criteria of historical cost.

Hyperinflation re-expression will be recorded until the period in which the entity's economy ceases to be considered a hyperinflationary economy; at that time, adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

F-22

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The Gains (losses) derived from net monetary position of the subsidiaries in Argentina are presented below, which are recorded in Result as per adjustment units:

	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$
Gains (losses) derived from net monetary position	1,433,978	(1,706,046)	716,869	1,761,280

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of June 30, 2024	As of December 31, 2023	As of June 30, 2023
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	944.34	877.12	801.66
Cumulative monthly average US Dollar	Average USD	940.58	839.79	806.07
Euro	EUR	1,011.83	970.05	874.79
Argentine Peso	ARS	1.04	1.08	3.12
Uruguayan Peso	UYU	23.61	22.48	21.43
Canadian Dollar	CAD	690.26	663.98	605.67
Sterling Pound	GBP	1,193.70	1,118.20	1,019.28
Paraguayan Guarani	PYG	0.13	0.12	0.11
Swiss Franc	CHF	1,051.14	1,044.56	896.01
Bolivian	BOB	135.68	126.02	115.18
Australian Dollar	AUD	629.98	599.21	534.16
Danish Krone	DKK	135.69	130.14	117.50
Brazilian Real	BRL	169.23	180.80	167.36
Colombian Peso	COP	0.23	0.23	0.19
Yuan	CYN	129.40	123.15	110.31
Adjustment units
Unidad de fomento (*)	UF	37,571.86	36,789.36	36,089.48
Unidad indexada (**)	UI	142.43	132.13	124.74

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Index used in hyperinflationary economies	As of June 30, 2024	As of December 31, 2023	As of June 30, 2023

Argentina Consumer Price Index	6,407.77	3,520.08	1,750.74
Index percentage variation of Argentina Consumer Price Index	82.0%	209.1%	53.8%

2.5	Cash and cash equivalents

Cash and cash equivalents include available cash, bank balances, time deposits at financial institutions, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

F-23

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

2.6	Other financial assets

Other financial assets include money market securities, derivative contracts and time deposits with financial institutions with maturities of more than 90 days.

2.7	Financial instruments

IFRS 9 - Financial instruments, replaces the IAS 39 - Financial instruments, for the annual periods beginning on January 1, 2018 and which brings together three aspects of accounting and which are: classification and measurement; impairment and hedge accounting.

Financial assets

The Company recognizes a financial asset in its Interim Consolidated Statement of Financial Position as follows:

As of the date of initial recognition, management classifies its financial assets: (i) at fair value through profit and loss (ii) Trade and other current receivables and (iii) hedging derivatives. The classification depends on the purpose for which the financial assets were acquired. For instruments not classified at fair value through Income, any cost attributable to the transaction is recognized as part of the asset’s value.

The fair value of instruments that are actively traded in formal markets is determined by the traded price on the Interim Financial Statement closing date. For investments without an active market, fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flows and (iv) other valuation models.

After initial recognition, the Company values the financial assets as described below:

Trade and other current receivables

Trade receivable credits or accounts are recognized according to their invoice value.

The Company purchases credit insurance covering approximately 90% of individually significant accounts receivable balances for the domestic market and the international market, of total trade receivable, respectively, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable may be impaired are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

Estimated losses from bad debts is measured in an amount equal to the "expectations of credit losses", using the simplified approach established in IFRS 9 and in order to determine whether or not there is impairment from portfolio, a risk analysis is carried out according to the historical experience (three years) on the uncollectibility, also considering other factors of aging until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

The Company considers that these financial assets may be impaired when: i) The debtor is unlikely to pay its obligations and the Company it hasn’t still taken actions such as to claim the credit insurance, or ii) The financial asset has exceeded the contractually agreed expiration date.

a)	Measurement of expected loss

The Expected Credit Loss corresponds to the probability of credit losses according to recent history considering the uncollectability of the last three mobile years. These historical indices are adjusted according to the monthly payment and amount of the different historical trade receivables. Additionally, the portfolio is analyzed according to its solvency probability for the future, its recent financial history and market conditions, to determine the category of the client, for the constitution of impairment in relation to its defined risk.

F-24

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

b)	Credit impairment

On each issuing date of the Financial Statements, the Company evaluates if these financial assets measured at amortized cost have credit impairment. A financial asset has a "credit impairment" when one or more events occur that have a detrimental impact on the estimation of future cash flows. Additionally, the Company includes information on the effects of modifications to the contractual effective flows (repactations), which are minor and correspond to specific cases with strategic clients of the Company.

Additionally, the company maintains credit insurance for individually significant accounts receivable. Impairment losses are recorded in the Consolidated Statement of Income in the period incurred.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its Interim Consolidated Statement of Financial Position as follows:

Interest-bearing loans and financial obligations

Interest-bearing loans and financial obligations are initially recognized at the fair value of the resources obtained, less incurred costs that are directly attributable to the transaction. After initial recognition, interest-bearing loans and obligations are measured at amortized cost. The difference between the net amount received and the value to be paid is recognized in the Interim Consolidated Statement of Income over the term of the loan, using the effective interest rate method.

Interest paid and accrued related to loans and obligations used to finance its operations are presented under Finance costs.

Interest-bearing loans and obligations maturing within twelve months are classified as current liabilities, unless the Company has the unconditional right to defer payment of the obligation for at least twelve months after the closing date of the Interim Consolidated Financial Statement.

Trade and other payables

Trade and other payables are initially recognized at nominal value because they do not differ significantly from their fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest rate method.

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Interim Consolidated Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired for the purpose of selling them in the short term.

Derivative instruments classified as hedges are accounted for as cash flows hedges.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Interim Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flows hedges are initially recognized in Cash Flows Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Interim Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Interim Consolidated Statement of Income. When a cash flows hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Interim Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Interim Consolidated Statement of Income.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Option Contracts

The put option granted was recognised as described in Note 1 - General Information, number (4), and is recorded as a financial liability in the consolidated financial statements.

In relation to non-controlling entities, the policy adopted by the Company is based on the prevalence of IFRS 10 over IAS 32, and therefore the non-controlling interest is retained, as the risks and rewards of ownership have been retained by the non-controlling interest.

Finally, in relation to the financial liability associated with the Option Agreement and consistent with the accounting policy adopted in the previous paragraph, the Option Agreement is initially recognised as a financial liability against equity and is measured both initially and subsequently at the present value of the amount to be repaid, i.e. by discounting the option price at a rate that reflects the credit risk rating of the issuer of the liability (see Note 7 - Financial Instruments).

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original invoice. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. Such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original invoice and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

2.8	Financial asset impairment

As of each Interim Consolidated Financial Statement date the Company assesses whether a financial asset or group of financial assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Interim Consolidated Statement of Income, as Administrative expenses.

If the impairment loss amount decreases during subsequent period and such decrease can be objectively related to an event occurred after recognition of the impairment, the previously recognized impairment loss is reversed.

Any subsequent impairment reversal is recognized in Income provided that the carrying amount of the asset does not exceed its value as of the date the impairment was recognized.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

2.9	Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

2.10	Current biological assets

Under current Biological assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvesting date, when they become part of the inventory cost for subsequent processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to their fair value.

2.11	Other non-financial assets

Other non-financial assets mainly include prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally paid guarantees related with leases and materials to be consumed related to industrial safety implements.

2.12	Property, plant and equipment

Property, plant and equipment items are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment will flow to the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expenses when incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis based on the estimated useful lives of the assets, considering their estimated residual value. When an asset is comprised of significant components, which have different useful lives, each part is depreciated separately. The estimated useful lives and residual values of property, plant and equipment are reviewed and adjusted, if necessary, at each balance sheet date. The estimated useful lives of property, plant and equipment are detailed as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Furmiture and accesories	5 to 10
Others equipments (coolers)	5 to 8
Glass containers, plastics and containers	3 to 12
Vines in production	30

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Interim Consolidated Statement of Income.

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines in formation and in production. Harvested grapes are used for subsequent wine production.

Vines under production are valued at the historic cost, less depreciation and any impairment loss.

Depreciation of vines in production is recorded using the straight-line method over the 30-year estimated average production life, which is periodically assessed. Vines in formation are not depreciated until they start producing.

Costs incurred in acquiring and planting new vines are capitalized.

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2 - Summary of significant accounting policies 2.17).

2.13	Leases

Lease contracts are recorded by recognizing an asset for the right to use the assets subject to operational lease contracts recorded under Right of use assets and a liability recorded under Current lease liabilities, which are equivalent to the present value of the payments associated to the contract. It should be noted that the assets and liabilities arising from a lease contract are initially measured at its present value.

Regarding the effects on the Consolidated Statement of Income, the depreciation of the right of use is recognized on a monthly basis using the straight-line method over the lease term, together with the financial cost associated to the lease; both are recognized in our P&L during the lease period in order to produce a constant periodic interest rate over the remaining balance of the liability. In case of modifications to the lease agreement, such as lease value, maturity, readjustment index, associated interest rate, etc., the lessee recognizes the amount of the new measurement of the lease liability as an adjustment to the asset for the right of use. Additionally, the Company applied exemptions for leases with remaining terms less than 12 months and leases with a value lower than US$ 5,000. The Company recognizes the lease payments associated with these transactions as a straight-line expense over the term of the lease.

Prior to the adoption of IFRS 16, the Company classified leases as finance leases when all the risks and rewards associated with the ownership of the assets were substantially transferred. All other leases were considered as operational. The assets acquired through financial leasing were recorded as non-current assets, initially being valued at the present value of future minimum payments or at their fair value if lower, reflecting in the liability the debt with the lessee. In this scenario the payments were accounted as the payments of the debt plus the corresponding financial cost, which is accounted as the financial cost of the period. In case of operating leases, the expense was accounted based on the duration of the lease agreement for the value of the accrued service.

2.14	Investment properties assets

Investment property consist of land and buildings held by the Company for the purpose of generating appreciation and not to be used in the normal course of business, and are recorded at historical cost less any impairment loss. Depreciation of investment property, excluding land, is calculated using the straight-line method over the estimated useful life of the asset, taking into account their estimated residual value.

2.15	Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment annually or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Distribution rights

Corresponds to rights acquired to distribute different products. These rights are amortized over their estimated useful lives.

Research and development

Research and development expenses are recognized in the period incurred.

2.16	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of income. Godwill is accounted for at its cost value less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units (CGUs), or groups of CGUs, that is expected to benefit from the synergies of a business combination. Each unit or group of units (See Note 18 - Goodwill) to which the goodwill is allocated represents the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not larger than a business segment. The CGUs to which the goodwill is assigned are tested for impairment annually or more frequently if events or changes in circumstances indicate potential impairment.

Goodwill generated on acquisitions of joint ventures is assessed for impairment as part of the investment whenever there is an indication that the investment may be impaired.

An impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount.

The recoverable amount of the CGU is the higher of value in use and the fair value less costs to sell.

An impairment loss is first allocated to goodwill to reduce its carrying amount, and then to other assets in the CGU. Once recognized, impairment losses are not subsequently reversed.

2.17	Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of non-financial asset impairment indicators. When indicators exist, the Company estimates the recoverable amount of the impaired asset. If it cannot estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For intangible assets with indefinite useful lives which are not amortized, the Company performs all required testing to ensure that the carrying amount does not exceed the recoverable value.

The recoverable value is defined as the fair value, less selling cost or value in use, whichever is higher. Value in use is determined by estimating future cash flows associated to the asset or to the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. If the carrying amount of the asset exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For the rest of non-financial assets other than goodwill and intangibles with indefinite useful lives, the Company assesses the existence of impairment indicators when an event or change in business circumstances indicates that the carrying amount of the asset may not be recoverable and impairment is recognized when the carrying amount is higher than the recoverable value.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The Company annually assesses whether the impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its carrying amount is increased, if necessary. Such increase is recognized in the Interim Consolidated Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The increase in the asset due to reversal of the impairment loss is limited to the amount that would have been recorded had the impairment not occurred.

2.18	Non-current assets of disposal groups classified as held for sale

The Company register as non-current assets of disposal groups classified as held for sale as Property, plant and equipment expected to be sale, for which active sale negotiations have begun.

These assets are measured at the lower of their carrying amount and the estimated fair value, less selling costs. From the moment in which the assets are classified as non-current assets of disposal group classified held for sale they are no longer depreciated.

2.19	Income taxes

The income tax account is composed of current income tax associated to legal income tax obligations and deferred taxes recognized in accordance with IAS 12. Income tax is recognized in the Interim Consolidated Statement of Income by Function, except when it is related to items recorded directly in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the carrying amount of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized on temporary differences arising from investments in subsidiaries and associates, except in cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those arising from tax losses are recognized provided it is likely that in the future there will be taxable profits against which deductible temporary differences can be offset.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same tax authority.

2.20	Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Interim Consolidated Statement of Income.

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Interim Consolidated Statemen of Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under financial cost in the Interim Consolidated Statement of Income.

2.21	Provisions

Provisions are recognized when: (i) the Company has a current legal or implicit obligation, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of the Interim Consolidated Financial Statement closing date, are Management’s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 24 - Other provisions).

2.22	Revenue recognition

Revenue is recognized when it is likely that economic benefits will flow to the Company and these can be reliably measured. Income is measured at the fair value of the economic benefits received or to be received, and is presented net of valued added tax, specific taxes, returns, discounts and rebates.

Goods sold are recognized after the Company has transferred to the buyer all the risks and benefits inherent to ownership of the goods, and it do not have the right to dispose of them. In general, this means that sales are recorded when the risks and benefits of ownership are transferred to the customer, pursuant to the terms agreed in the commercial agreements and once the performance obligation is satisfied.

In relation to IFRS 15, the Company has applied the criteria established in this standard for these Consolidated Financial Statements.

Sale of products in the domestic market

The Company obtains its revenues, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

Exports

In general, the Company’s sales delivery conditions are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•	"FOB (Free on Board) shipping point", by which the buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon delivery of the merchandise to the transporter hired by the buyer.

•	“CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the marine or air shipping company in accordance with the relevant terms. The sale occurs and revenue is recognized upon the delivery of merchandise at the port of destination.

In case of discrepancies between the commercial agreements and Incoterms, the former shall prevail.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The revenue recognition related to exports are recorded net of specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

2.23	Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables; (ii) promotional discounts that correspond to an additional rebate on the price of the products sold due to commercial initiatives development (temporary promotions); (iii) payment for services and rendering of counter-services (advertising and promotional agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotional magazines and opening of new sales locations.

Volume discounts and promotional discounts are recognized as a reduction in the selling price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

Commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24	Cost of sales of products

Cost of sales includes the production cost of the products sold and other costs incurred to place inventories at the locations and under the conditions necessary for the sale. Such costs mainly include raw materials costs, packing costs, production staff labor costs, production-related asset depreciation, returnable bottles depreciation, license payments, operating costs and plant and equipment maintenance costs.

2.25	Other incomes by function

Other incomes by function mainly include incomes from sale of fixed assets and other assets, recovery of claims, leases and payments related to advance term license.

2.26	Other expenses by function

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, and neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

2.27	Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

2.28	Administrative expenses

Administrative expenses include support unit staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current asset amortization and other general and administrative expenses.

2.29	Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be reliably calculated.

Disbursements related to environmental protection are charged to the Interim Consolidated Statements of Income by Function as incurred, except for investments in infrastructure designed to comply with environmental requirements, which are accounted for following the accounting policies for property, plant and equipment.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 3   Estimates and application of professional judgment

The preparation of Financial Statement Consolidated requires estimates and assumptions from Management affecting the amounts included in the Interim Consolidated Financial Statements and their related notes. The estimates made and the assumptions used by the Company are based on historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.16) and Note 18- Goodwill).
•	The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.17) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of significant accounting policies (2.20) and Note 26 - Employee benefits).
•	Useful lives of property, plant and equipment (Note 2 - Summary of significant accounting policies (2.12) and Note 19 - Property, plant and equipment) and intangibles (Note 2 - Summary of significant accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of significant accounting policies (2.7) and Note 7 - Financial instruments).
•	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of significant accounting policies (2.21) and Note 24 - Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of significant accounting policies (2.10) and Note 13 - Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these Interim Consolidated Financial Statements. However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Note 4   Accounting changes

During the six months ended on June 30, 2024, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous year that have affected these Interim Consolidated Financial Statements.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 5   Risk Administration

Risk administration

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management Department provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures which is regularly reviewed to ensure it fulfils the purpose of managing the risks by business needs.

In companies with a non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé S.A., Cervecería Kunstmann S.A. and Bebidas Bolivianas BBO S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Department. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and exchange rate risks arising from the Company’s operations and its sources of financing, which some of them are treated as hedges for accounting purposes. Transactions with derivate instruments are exclusively carried out by the Administration and Finance staff and the Internal Audit Management Department regularly reviews the control of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by the Administration and Finance Management Department.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials price (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analysis developed are merely for illustration purposes, since in practice the variables used for this excercise rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports revenues, c) the purchase of raw materials and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation on the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso.

As of June 30, 2024, the Company maintained foreign currency obligations amounting to ThCh$ 670,977,206 (ThCh$ 673,839,310 for the year ended December 31, 2023) mostly denominated in US Dollars. Foreign currency obligations ThCh$ 579,705,950 as of June 30, 2024 (ThCh$ 544,341,120 for the year ended December 31, 2023) represent a 42% (42% as of December 31, 2023) of total other financial liabilities. The remaining 58% (58% as of December 31, 2023) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit – see inflation risk section) and CLP. In addition, the Company has assets in foreign currency the amount of ThCh$ 612,165,959 (ThCh$ 564,888,883 for the year ended December 31, 2023) that mainly correspond to cash and cash equivalent and export accounts receivable.

To protect the value of the net foreign currency assets and liabilities position of its Chilean and Argentinean operations, the Company enters into derivate contracts (currency forwards) to mitigate any variation in the Chilean peso and Argentinean peso as compared to other currencies.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies after the use of derivative instruments, is equivalent to ThCh$ 53,026,539 (ThCh$ 42,453,444 as of December 31, 2023).

As of June 30, 2024 the net exposure in Chile, in US Dollars and other currencies after the use of derivate instruments, is liability in the amount of ThCh$ 4,900,898 (ThCh$ 7,510,628 for the year ended December 31, 2023).

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

As of June 30, 2024 of the Company’s total sales, both in Chile and abroad, 5% (4% as of June 30, 2023) corresponds to export sales in foreign currencies, mainly US Dollars, Euros, British pounds and other currencies and approximately 63% (62% as of June 30, 2023) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

The Company is also exposed to fluctuations in exchange rates related to the conversion from the US Dollar, Argentine Peso, the Paraguayan Guaraní, the Uruguayan Peso, the Bolivian Peso, the British pound, the Peruvian Sol and the Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, United States, Uruguay, Paraguay, Bolivia, China and United Kingdom, associates in Argentina and Perú and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Exchange rate sensitivity analysis

The effect of foreign exchange gains (losses) recognized in the Interim Consolidated Statement of Income by Function for the period ended June 30, 2024, related to assets and liabilities denominated in foreign currency, was a loss of ThCh$ 8,465,808 (ThCh$ 11,444,734 as of June 30, 2023)).

Considering the exposure in Chile at June 30, 2024, after the use of derivative instruments is a liability of ThCh$ 4,900,898 (ThCh$ 7,510,628 as of December 31, 2023), and assuming a 10% increase/decrease in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a gain/loss after taxes of ThCh$ 357,766 (ThCh$ 462,049 as of June 30, 2023) associated of the owners of the controller.

Considering that approximately 5% of the Company’s sales revenue comes from export sales carried out in Chile (4% as of June 30, 2023), in currencies other than Chilean Peso, and that approximately 63% (62% as of June 30, 2023) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate/depreciate by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a gain/loss after taxes of ThCh$ 20,674,378 (ThCh$ 20,800,828 as of June 30, 2023).

The Company can also be affected by changes in the exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average exchange rate of each month (except for Argentina which uses the end of period exchange rate as the reporting date). The operating income of foreign subsidiaries for the period ended June 30, 2024 was a loss of ThCh$ 18,942,473 (ThCh$ 18,588,415 as of June 30, 2023). Therefore, a depreciation/appreciation of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian peso against the Chilean Peso, would result in a gain/loss before taxes of ThCh$ 1,894,247 (Thch$ 1,858,842 as of June 30, 2023).

The net investment in foreign subsidiaries, joint ventures and associates as of June 30, 2024 amounted to ThCh$ 475,034,452, ThCh$ 144,164,447 and ThCh$ 2,008,617 respectively (ThCh$ 288,873,649, ThCh$ 135,198,194 and ThCh$ 1,743,986 as of December 31, 2023). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase/decrease would hypothetically result in a gain/loss of ThCh$ 62,120,752 (ThCh$ 42,581,583 for the year ended December 31, 2023) recorded as a credit/charge to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency swaps.

As of June 30, 2024 and December 31, 2023, after considering the effect of interest rates and currency swaps, a 100% of the Company’s debt is at fixed interest rates

The term and conditions of the Company’s obligations with financial institutions as of June 30, 2024, including exchange rates, interest rate, maturities and effective interest rates, are detailed in Note 21 - Other financial liabilities.

F-35

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Interest rate sensitivity analysis

The total financial cost recognized in the Interim Consolidated Statement of Income by Function for the period ended June 30, 2024, related to short and long-term debt amounted to ThCh$ 40,758,372 (ThCh$ 39,451,799 as of June 30, 2023).

Inflation risk

The Company maintains agreements indexed to Unidades de Fomento (UF) with third parties, as well as UF indexed financial debt which means the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the market conditions are favorable to the Company.

Inflation in Argentina has shown significant increases since the beginning of 2018. The cumulative inflation rate of three years, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it’s still increasing. The cumulative three-year inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018. (See Note 2 - Summary of significant accounting policies (2.4)).

Inflation sensitivity analysis

Income from indexation units recognized in the Interim Consolidated Statement of Income by Function for the period ended June 30, 2024, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is a loss ThCh$ 5,274,747 (ThCh$ 5,189,463 as of June 30, 2023)). Assuming a reasonably possible 3% increase (decrease) in the Unidad de Fomento and 30% of inflation in Argentina, and keeping all other variables such as interest rates constant, the aforementioned increase/decrease would hypothetically result in a gain/loss of ThCh$ 11,240,998 (ThCh$ 7,293,621 as of June 30, 2023).

Raw material Price risk

The main exposure to raw materials price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Malt and cans

In Chile, the Company obtains its malt supply from both local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the price of malt according to the agreements.

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 7% (8% as of June 30, 2023) of the direct cost of the Chile Operating segment.

For the period ended June 30, 2024 in the Chile Operation segment, the cost of cans represented approximately 21% of direct costs (20% as of June 30, 2023). In the International Business Operating segment, the cost of cans represented approximately 33% of direct raw materials costs June 30, 2024 (37% as of June 30, 2023).

Concentrates, sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 29% (29% as of June 30, 2023) of the direct cost of the Chile Operating segment.

The Company does not engage in hedging raw materials purchases.

F-36

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. (from now VSPT) for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 34% (34% for the year endend December 31, 2023) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 57% (57% for the year endend December 31, 2023) of our wine supply for export came from our own vineyards.

The remaining 66% (66% for the year endend December 31, 2023) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 55% (48% for the year enden December 31, 2023) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 10% (17% as of December 31, 2023) of the total supply.

We should consider that as of June 30, 2024 wine represents 52% (54% as of June 30, 2023) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 30% (28% as of June 30, 2023).

Raw material Price sensitivity analysis

Total direct costs in the Interim Consolidated Statement of Income by Function for the period ended June 30, 2024 amounted to ThCh$ 543,728,402 (ThCh$ 548,333,763 as of June 30, 2023). Assuming a reasonably possible 8% increase/decrease in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase/decrease would hypothetically result into a gain/loss before taxes of ThCh$ 30,630,722 (ThCh$ 30,262,436 as of June 30, 2023) for the Chile Operating segment, ThCh$ 9,297,885 (ThCh$ 9,418,876 as of June 30, 2023) for the International Business Operating segment and ThCh$ 4,841,928 (ThCh$ 4,868,307 as of June 30, 2023) for the Wine operating segment.

Credit risk

The credit risk which the Company is exposed to originates from: a) trade accounts receivable from retail customers, whole sale distributors and supermarket chains in the domestic market; b) accounts receivable from exports; and c) financial instruments maintained with Banks and financial institutions, such as demand deposits, mutual fund investments, instrument acquired under resale commitments and derivatives.

Domestic market

The credit risk related to trade accounts receivable from domestic markets is managed by the Credit and Collections Management Department, and is monitored by the Credit Committee of each business unit.

The domestic market mainly refers to accounts receivables in Chile and represents 58% of total trade accounts receivable (65% for the year ended December 31, 2023). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of June 30, 2024 is equivalent to 86% (83% as of December 31, 2023) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 25 days overdue (24 as of December 31, 2023).

As of June 30, 2024, the Company has approximately 994 customers (1,650 as of December 31, 2023) with more than Ch$ 10 million in debt each, which altogether represent approximately 86% (89% as of December 31, 2023) of total trade accounts receivable. There are 208 customers (305 customers as of December 31, 2023) with balances in excess of Ch$ 50 million each, representing approximately 75% (78% as of December 31, 2023) of the total accounts receivable. The 92% (88% as of December 31, 2023) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (99% as of December 31, 2023).

As of June 30, 2024 the Company has no significant guarantees from its customers.

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of June 30, 2024, that amount to ThCh$ 6,661,533 (ThCh$ 7,751,305 for the year ended December 31, 2023), are needed since a large percentage of these are covered by insurance (See Note 10 - Trade and other receivable).

F-37

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections and is monitored by the Administration and Finance Management Department. VSPT’s export trade accounts receivable represent 15% of total trade accounts receivable (10% as of December 31, 2023). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 90% of individually significant accounts receivable. This coverage accounts for more than 83% (90% as of December 31, 2023) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of June 30, 2024 there were 76 customers (73 customers as of December 31, 2023) with more than ThCh$ 65,000 of debt each, which represent 95% (93% as of December 31, 2023) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 53 days overdue (56 days average as of December 31, 2023).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of June 30, 2024. See analysis of accounts receivable aging and losses due to impairment of accounts receivables (See Note 10 - Trade and other receivable).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of June 30, 2024 the effect is not material.

Tax risk

Our businesses are subject to different taxes in the countries we operate, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Liquidity risk

The Company manages liquidity risk at a consolidated level. Cash flows from operating activities are the main source of liquidity. Additionally, the Company has the ability to issue debt and equity instruments in the capitals market based on our needs.

In order to manage short-term liquidity, the Company considers projected cash flows for a twelve-month moving period and maintains cash and cash equivalents available to meet its obligations.

Based on current operating performance and its liquidity position, the Company estimates that cash flows from operation activities and available cash will be sufficient to finance working capital, capital investments, interest payments, dividend payment and debt payment requirement for the next 12-months period and in the foreseeable future.

F-38

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The Company’s financial liabilities maturities as of June 30, 2024 and December 31, 2023 based on non-discounted contractual cash flows are summarized as follows:

As of June 30, 2024	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivative)
Bank borrowings	246,355,869	65,361,178	18,730,643	65,573,169	132,554,203	6,046,422	288,265,615
Bond payable	1,127,806,562	14,376,913	101,600,378	117,103,252	59,902,631	1,146,996,902	1,439,980,076
Lease liabilities	42,644,461	2,599,506	7,066,069	12,604,195	6,930,999	26,154,258	55,355,027
Deposits for return of bottles and containers	11,986,383	-	11,986,383	-	-	-	11,986,383
Sub-Total	1,428,793,275	82,337,597	139,383,473	195,280,616	199,387,833	1,179,197,582	1,795,587,101
Derivatives
Derivatives not designated as hedges	1,191,868	1,191,868	-	-	-	-	1,191,868
Derivatives designated as hedges	12,289,857	1,431,538	2,117,792	5,638,767	5,653,331	-	14,841,428
Sub-Total	13,481,725	2,623,406	2,117,792	5,638,767	5,653,331	-	16,033,296
Total	1,442,275,000	84,961,003	141,501,265	200,919,383	205,041,164	1,179,197,582	1,811,620,397

(*) See current and non-current book value in Note 7 - Financial Instruments.

As of December 31, 2023	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivative)
Bank borrowings	198,569,040	18,446,613	15,884,136	39,244,074	168,351,944	6,773,214	248,699,981
Bond payable	1,089,489,347	13,599,586	43,987,484	168,542,146	70,621,982	1,105,895,648	1,402,646,846
Lease liabilities	41,204,099	2,417,780	6,258,386	12,657,830	6,149,772	26,518,546	54,002,314
Deposits for return of bottles and containers	11,774,922	-	11,774,922	-	-	-	11,774,922
Put option liability (1)	28,554,669	28,636,699	-	-	-	-	28,636,699
Sub-Total	1,369,592,077	63,100,678	77,904,928	220,444,050	245,123,698	1,139,187,408	1,745,760,762
Derivatives
Derivatives not designated as hedges	468,541	468,541	-	-	-	-	468,541
Derivatives designated as hedges	12,541,188	1,428,407	1,869,494	5,742,758	5,757,322	-	14,797,981
Sub-Total	13,009,729	1,896,948	1,869,494	5,742,758	5,757,322	-	15,266,522
Total	1,382,601,806	64,997,626	79,774,422	226,186,808	250,881,020	1,139,187,408	1,761,027,284

(*) See current and non-current book value in Note 7 - Financial Instruments.

(1) See Note 1 - General Information, letter C, number (4).

F-39

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 6   Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3. Wine.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay, Paraguay and Bolivia.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other, in addition in the other presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

F-40

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

a)	Information as per operating segments for the six months ended June 30, 2024 and 2023:

	Chile		International Business		Wines		Others		Total
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	833,970,029	844,310,572	288,399,506	335,191,882	117,959,596	107,633,756	6,854	(3)	1,240,335,985	1,287,136,207
Others income	8,682,415	10,556,445	16,683,502	4,464,734	3,569,418	2,927,061	1,394,143	1,188,015	30,329,478	19,136,255
Sales revenue between segments	14,899,898	9,328,524	172,286	242,033	9,360,754	6,455,218	(24,432,938)	(16,025,775)	-	-
Net sales	857,552,342	864,195,541	305,255,294	339,898,649	130,889,768	117,016,035	(23,031,941)	(14,837,763)	1,270,665,463	1,306,272,462
Change %	(0.8)	-	(10.2)	-	11.9	-	-	-	(2.7)	-
Cost of sales	(474,092,928)	(466,988,367)	(169,601,516)	(165,327,530)	(79,419,137)	(77,777,208)	14,688,135	8,181,144	(708,425,446)	(701,911,961)
% of Net sales	55.3	54.0	55.6	48.6	60.7	66.5	-	-	55.8	53.7
Gross margin	383,459,414	397,207,174	135,653,778	174,571,119	51,470,631	39,238,827	(8,343,806)	(6,656,619)	562,240,017	604,360,501
% of Net sales	44.7	46.0	44.4	51.4	39.3	33.5	-	-	44.2	46.3
MSD&A (1)	(301,711,102)	(289,605,819)	(157,500,376)	(156,192,845)	(40,768,934)	(35,772,755)	(3,672,530)	(5,321,061)	(503,652,942)	(486,892,480)
% of Net sales	35.2	33.5	51.6	46.0	31.1	30.6	-	-	39.6	37.3
Others operating income (expenses)	808,673	(861,065)	379,872	82,345	341,078	316,967	31,241,366	167,556	32,770,989	(294,197)
Adjusted operating result (2)	82,556,985	106,740,290	(21,466,726)	18,460,619	11,042,775	3,783,039	19,225,030	(11,810,124)	91,358,064	117,173,824
Change %	(22.7)	-	(216.3)	-	191.9	-	-	-	(22.0)	-
% of Net sales	9.6	12.4	(7.0)	5.4	8.4	3.2	-	-	7.2	9.0
Net financial expense	-	-	-	-	-	-	-	-	(18,951,288)	(15,599,847)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	-	-	-	-	-	-	-	-	(5,895,482)	(9,998,680)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	(8,465,808)	(11,444,734)
Result as per adjustment units	-	-	-	-	-	-	-	-	(5,274,747)	(5,189,463)
Other gains (losses)	-	-	-	-	-	-	-	-	(4,192,065)	(10,326,347)
Income before taxes									48,578,674	64,614,753
Income tax (expense) benefit									13,279,541	(6,652,246)
Net income for period (4)									61,858,215	57,962,507
Non-controlling interests									4,615,231	3,538,018
Net income attributable to equity holders of the parent									57,242,984	54,424,489
Depreciation and amortization	40,763,274	37,126,421	23,191,911	19,221,849	6,042,866	6,256,288	1,528,693	2,724,166	71,526,744	65,328,724
ORBDA (3)	123,320,259	143,866,711	1,725,185	37,682,468	17,085,641	10,039,327	20,753,723	(9,085,958)	162,884,808	182,502,548
Change %	(14.3)	-	(95.4)	-	70.2	-	-	-	(10.7)	-
% of Net sales	14.4	16.6	0.6	11.1	13.1	8.6	-	-	12.8	14.0

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).
(4)	The sale of a portion of land located in the district of Quilicura, Metropolitan Region, as described in Note 14 - Non-current assets held for sale, letter A), generated an increase in ROADA of ThCh$ 28,668,933 and effect on net income of ThCh$ 20,928,321 in the consolidated results as of June 2024.

F-41

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

b)	Information as per operating segments for the three-months periods ended June 30, 2024 and 2023:

	Chile		International Business		Wines		Others		Total
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	342,508,294	366,532,442	104,384,629	139,389,825	64,423,223	58,691,549	6,855	-	511,323,001	564,613,816
Others income	4,118,123	4,663,385	6,522,150	3,011,292	2,088,778	1,529,216	589,429	423,994	13,318,480	9,627,887
Sales revenue between segments	8,986,332	5,181,841	94,766	110,662	5,612,557	4,148,526	(14,693,655)	(9,441,029)	-	-
Net sales	355,612,749	376,377,668	111,001,545	142,511,779	72,124,558	64,369,291	(14,097,371)	(9,017,035)	524,641,481	574,241,703
Change %	(5.5)	-	(22.1)	-	12.0	-	-	-	(8.6)	-
Cost of sales	(209,654,013)	(210,703,652)	(71,319,497)	(77,023,615)	(43,391,425)	(42,014,616)	9,836,815	4,915,499	(314,528,120)	(324,826,384)
% of Net sales	59.0	56.0	64.3	54.0	60.2	65.3	-	-	60.0	56.6
Gross margin	145,958,736	165,674,016	39,682,048	65,488,164	28,733,133	22,354,675	(4,260,556)	(4,101,536)	210,113,361	249,415,319
% of Net sales	41.0	44.0	35.7	46.0	39.8	34.7	-	-	40.0	43.4
MSD&A (1)	(140,747,883)	(139,867,382)	(76,311,621)	(73,855,636)	(21,591,669)	(19,215,842)	(1,046,400)	(2,749,880)	(239,697,573)	(235,688,740)
% of Net sales	39.6	37.2	68.7	51.8	29.9	29.9	-	-	45.7	41.0
Others operating income (expenses)	521,761	(1,004,179)	192,041	38,284	171,015	197,996	31,143,264	(7,135)	32,028,081	(775,034)
Adjusted operating result (2)	5,732,614	24,802,455	(36,437,532)	(8,329,188)	7,312,479	3,336,829	25,836,308	(6,858,551)	2,443,869	12,951,545
Change %	(76.9)	-	(337.5)	-	119.1	-	-	-	(81.1)	-
% of Net sales	1.6	6.6	(32.8)	(5.8)	10.1	5.2	-	-	0.5	2.3
Net financial expense	-	-	-	-	-	-	-	-	(12,285,991)	(5,541,635)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	-	-	-	-	-	-	-	-	(2,577,643)	(6,179,910)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	1,628	(7,117,365)
Result as per adjustment units	-	-	-	-	-	-	-	-	(3,395,306)	(3,533,385)
Other gains (losses)	-	-	-	-	-	-	-	-	(5,256,413)	(2,873,551)
Income before taxes									(21,069,856)	(12,294,301)
Income tax (expense) benefit									27,900,465	8,695,389
Net income for period (4)									6,830,609	(3,598,912)
Non-controlling interests									1,790,357	344,586
Net income attributable to equity holders of the parent									5,040,252	(3,943,498)
Depreciation and amortization	20,854,188	19,303,329	12,065,011	10,204,612	3,106,196	3,206,045	252,296	1,460,309	36,277,691	34,174,295
ORBDA (3)	26,586,802	44,105,784	(24,372,521)	1,875,424	10,418,675	6,542,874	26,088,604	(5,398,242)	38,721,560	47,125,840
Change %	(39.7)	-	(1,399.6)	-	59.2	-	-	-	(17.8)	-
% of Net sales	7.5	11.7	(22.0)	1.3	14.4	10.2	-	-	7.4	8.2

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).
(4)	The sale of a portion of land located in the district of Quilicura, Metropolitan Region, as described in Note 14 - Non-current assets held for sale, letter A), generated an increase in ROADA of ThCh$ 28,668,933 and effect on net income of ThCh$ 20,928,321 in the consolidated results as of June 2024.

F-42

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Sales information by geographic location

Net sales per geographical location	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$
Chile (1)	950,957,586	955,892,527	405,202,553	425,673,088
Argentina (2)	252,532,657	300,215,908	89,226,295	124,715,487
Uruguay	16,671,723	14,805,602	7,043,179	7,072,035
Paraguay	37,843,217	27,304,530	17,256,168	13,401,787
Bolivia	12,660,280	8,053,895	5,913,286	3,379,306
Foreign countries	319,707,877	350,379,935	119,438,928	148,568,615
Total	1,270,665,463	1,306,272,462	524,641,481	574,241,703
(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

Net Sales	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$
Domestic sales	1,208,460,971	1,253,145,500	491,877,420	546,601,557
Exports sales	62,204,492	53,126,962	32,764,061	27,640,146
Total	1,270,665,463	1,306,272,462	524,641,481	574,241,703

Sales information by product category

Sales information by product category	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$
Alcoholic business	779,894,808	840,292,223	316,863,810	367,941,424
Non-alcoholic business	460,441,177	446,843,984	194,459,191	196,672,392
Others (1)	30,329,478	19,136,255	13,318,480	9,627,887
Total	1,270,665,463	1,306,272,462	524,641,481	574,241,703

(1)	Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Depreciation and amortization as per operating segments

Depreciation and amortization	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	40,763,274	37,126,421	20,854,188	19,303,329
International Business operating segment	23,191,911	19,221,849	12,065,011	10,204,612
Wines operating segment	6,042,866	6,256,288	3,106,196	3,206,045
Others (1)	1,528,693	2,724,166	252,296	1,460,309
Total	71,526,744	65,328,724	36,277,691	34,174,295

(1)	Includes depreciation and amortization corresponding to the Corporate Support Units.

F-43

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Cash flows Operating Segments

Cash flows Operating Segments	For the six-months periods ended as of June 30,
	2024	2023
	ThCh$	ThCh$
Cash flows from operating activities	86,683,789	147,073,591
Chile operating segment	81,930,129	86,517,373
International business operating segment	(27,973,785)	51,826,720
Wines operating segment	18,914,577	5,983,208
Others (1)	13,812,868	2,746,290

Cash flows from investing activities	(45,273,619)	(59,893,912)
Chile operating segment	(3,311,332)	(13,608,891)
International business operating segment	(21,708,522)	(19,467,281)
Wines operating segment	(6,598,947)	(4,638,133)
Others (1)	(13,654,818)	(22,179,607)

Cash flows from financing activities	(44,445,923)	(39,869,688)
Chile operating segment	(97,974,274)	(53,783,397)
International business operating segment	59,925,442	1,556,879
Wines operating segment	(14,231,701)	4,370,075
Others (1)	7,834,610	7,986,755

(1)	Others include Corporate Support Units.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the six-months periods ended as of June 30,
	2024	2023
	ThCh$	ThCh$
Chile operating segment	52,700,111	28,440,509
International Business operating segment	21,840,114	18,885,754
Wines operating segment	6,610,739	4,651,377
Others (1)	2,785,435	1,519,036
Total	83,936,399	53,496,676

(1)	Others include the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Chile operating segment	1,559,344,760	1,750,524,550
International Business operating segment	755,452,427	541,973,292
Wines operating segment	450,739,435	433,443,907
Others (1)	824,864,051	698,004,531
Total	3,590,400,673	3,423,946,280

(1)	Includes assets corresponding to the Corporate Support Units.

F-44

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Assets per geographic location

Assets per geographical location	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Chile (1)	2,781,513,055	2,847,015,037
Argentina (2)	702,241,168	465,498,008
Uruguay	36,804,233	35,961,224
Paraguay	24,847,837	32,405,738
Bolivia	42,665,030	40,639,592
Others (3)	2,329,350	2,426,681
Total	3,590,400,673	3,423,946,280

(1)	Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.
(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. registered under the Wines Operating segment and Chile Operating segment, respectively.
(3)	Includes the assets of the subsidiaries VSPT UD LLC, VSPT UK Ltd. and VSPT Winegroup (Shangai) Limited.

Liabilities as per operating segments

Liabilities as per Operating segment	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Chile operating segment	573,205,346	703,705,503
International Business operating segment	326,383,589	265,663,942
Wines operating segment	164,538,211	161,313,082
Others (1)	1,003,029,079	955,881,172
Total	2,067,156,225	2,086,563,699

(1)	Others include liabilities corresponding to the Corporate Support Units.

Operating Segment’s additional information

The following is a reconciliation of our Net income for the period, the main comparable IFRS measure to Adjusted Operating Result for the periods ended June 30, 2024 and 2023:

	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$
Net income of period	61,858,215	57,962,507	6,830,609	(3,598,912)
Add (Subtract):
Other gains (losses)	4,192,065	10,326,347	5,256,413	2,873,551
Finance income	(21,807,084)	(23,851,952)	(9,103,863)	(13,458,819)
Finance costs	40,758,372	39,451,799	21,389,854	19,000,454
Share of net income (loss) of joint ventures and associates accounted for using the equity method	5,895,482	9,998,680	2,577,643	6,179,910
Gains (losses) on exchange differences	8,465,808	11,444,734	(1,628)	7,117,365
Result as per adjustment units	5,274,747	5,189,463	3,395,306	3,533,385
Income tax (expense) benefit	(13,279,541)	6,652,246	(27,900,465)	(8,695,389)
Adjusted operating result	91,358,064	117,173,824	2,443,869	12,951,545
Depreciation and amortization	71,526,744	65,328,724	36,277,691	34,174,295
ORBDA	162,884,808	182,502,548	38,721,560	47,125,840

F-45

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(247,689,360)	(255,358,964)	(112,936,630)	(116,809,785)
Administrative expenses	(84,770,584)	(84,834,858)	(56,689,940)	(52,476,442)
Others expenses by function	(172,163,634)	(148,642,461)	(70,719,768)	(68,025,521)
Others expenses included in ´Others expenses by function´	970,636	1,943,803	648,765	1,623,008
Total MSD&A	(503,652,942)	(486,892,480)	(239,697,573)	(235,688,740)

Note 7   Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category are detailed as follows:

	As of June 30, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	1,531,369	-	282,032	-
Marketable securities and investments in other companies	746,420	-	3,314,469	-
Derivatives designated as hedges	6,167,462	29,109,124	3,844,149	29,981,745
Total others financial assets	8,445,251	29,109,124	7,440,650	29,981,745
Accounts receivavble - trade and other current receivables (net)	348,027,739	3,321,075	446,486,753	3,313,742
Accounts receivable from related parties	7,935,045	-	9,040,528	42,506
Total accounts receivables	355,962,784	3,321,075	455,527,281	3,356,248
Sub-Total financial assets	364,408,035	32,430,199	462,967,931	33,337,993
Cash and cash equivalents	636,538,816	-	618,154,016	-
Total financial assets	1,000,946,851	32,430,199	1,081,121,947	33,337,993
Bank borrowings	75,182,177	171,173,692	24,494,870	174,074,170
Bond payable	96,174,313	1,031,632,249	38,650,859	1,050,838,488
Deposits for return of bottles and containers	11,986,383	-	11,774,922	-
Put option liability (1)	-	-	28,554,669	-
Total financial liabilities measured at amortized cost	183,342,873	1,202,805,941	103,475,320	1,224,912,658
Derivatives not designated as hedges	1,191,868	-	468,541	-
Derivatives designated as hedges	3,439,824	8,850,033	3,207,739	9,333,449
Total financial derivative liabilities	4,631,692	8,850,033	3,676,280	9,333,449
Total others financial liabilities (*)	187,974,565	1,211,655,974	107,151,600	1,234,246,107
Lease Liabilities	8,038,010	34,606,451	7,142,360	34,061,739
Total lease liabilities (**)	8,038,010	34,606,451	7,142,360	34,061,739
Accounts receivavble - trade and other current receivables	318,533,227	6,902	434,974,163	88,596
Accounts payable to related parties	41,543,333	-	55,140,630	536,083
Total commercial obligations and other accounts payable	360,076,560	6,902	490,114,793	624,679
Total financial liabilities	556,089,135	1,246,269,327	604,408,753	1,268,932,525

(1)	See Note 1 - General information, letter C, number (4).

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

F-46

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Interim Consolidated Statements of Financial Position:

a)	Financial assets and liabilities are detailed as follows:

	As of June 30, 2024		As of December 31, 2023
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	1,531,369	1,531,369	282,032	282,032
Marketable securities and investments in other companies	746,420	746,420	3,314,469	3,314,469
Derivatives designated as hedges	35,276,586	35,276,586	33,825,894	33,825,894
Total others financial assets	37,554,375	37,554,375	37,422,395	37,422,395
Accounts receivavble - trade and other current receivables (net)	351,348,814	351,348,814	449,800,495	449,800,495
Accounts receivable from related parties	7,935,045	7,935,045	9,083,034	9,083,034
Total accounts receivables	359,283,859	359,283,859	458,883,529	458,883,529
Sub-Total financial assets	396,838,234	396,838,234	496,305,924	496,305,924
Cash and cash equivalents	636,538,816	636,538,816	618,154,016	618,154,016
Total financial assets	1,033,377,050	1,033,377,050	1,114,459,940	1,114,459,940
Bank borrowings	246,355,869	245,596,112	198,569,040	202,837,636
Bond payable	1,127,806,562	974,164,573	1,089,489,347	963,749,615
Deposits for return of bottles and containers	11,986,383	11,986,383	11,774,922	11,774,922
Put option liability (1)	-	-	28,554,669	28,554,669
Total financial liabilities measured at amortized cost	1,386,148,814	1,231,747,068	1,328,387,978	1,206,916,842
Derivatives not designated as hedges	1,191,868	1,191,868	468,541	468,541
Derivatives designated as hedges	12,289,857	12,289,857	12,541,188	12,541,188
Total financial derivative liabilities	13,481,725	13,481,725	13,009,729	13,009,729
Total others financial liabilities (*)	1,399,630,539	1,245,228,793	1,341,397,707	1,219,926,571
Lease Liabilities	42,644,461	42,644,461	41,204,099	41,204,099
Total lease liabilities (**)	42,644,461	42,644,461	41,204,099	41,204,099
Accounts receivavble - trade and other current receivables	318,540,129	318,540,129	435,062,759	435,062,759
Accounts payable to related parties	41,543,333	41,543,333	55,676,713	55,676,713
Total commercial obligations and other accounts payable	360,083,462	360,083,462	490,739,472	490,739,472
Total financial liabilities	1,802,358,462	1,647,956,716	1,873,341,278	1,751,870,142

(1)	See Note 1 - General information, letter C, number (4).

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

The carrying amount of cash and cash equivalents, other financial assets, deposits for return of bottles and containers, put option liability and lease liabilities approximate their fair value due to their short-term nature or by its valuation methodology while loans receivable and accounts receivable are due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market or to variables and prices obtained from third parties.

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value. The financial liability under the Option Contract is measured initially and subsequently using level 3 inputs by determining the fair value of the market price for the exercise of the 44.99% share option, discounted to present value using the Company's risk rate.

F-47

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

b)	Financial instruments by category:

As of June 30, 2024	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	1,531,369	-	-	1,531,369
Marketable securities and investments in other companies	746,420	-	-	746,420
Derivatives designated as hedges	-	-	35,276,586	35,276,586
Total others financial assets	2,277,789	-	35,276,586	37,554,375
Cash and cash equivalents	-	636,538,816	-	636,538,816
Trade and other receivable (net)	-	351,348,814	-	351,348,814
Accounts receivable from related parties	-	7,935,045	-	7,935,045
Total financial assets	2,277,789	995,822,675	35,276,586	1,033,377,050

As of June 30, 2024	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	246,355,869	246,355,869
Bond payable	-	-	1,127,806,562	1,127,806,562
Deposits for return of bottles and containers	-	-	11,986,383	11,986,383
Derivatives not designated as hedges	1,191,868	-	-	1,191,868
Derivatives designated as hedges	-	12,289,857	-	12,289,857
Total Others financial liabilities	1,191,868	12,289,857	1,386,148,814	1,399,630,539
Lease liabilities	-	-	42,644,461	42,644,461
Trade and other current payables	-	-	318,540,129	318,540,129
Accounts payable to related parties	-	-	41,543,333	41,543,333
Total financial liabilities	1,191,868	12,289,857	1,788,876,737	1,802,358,462

As of December 31, 2023	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	282,032	-	-	282,032
Marketable securities and investments in other companies	3,314,469	-	-	3,314,469
Derivatives designated as hedges	-	-	33,825,894	33,825,894
Total others financial assets	3,596,501	-	33,825,894	37,422,395
Cash and cash equivalents	-	618,154,016	-	618,154,016
Trade and other receivable (net)	-	449,800,495	-	449,800,495
Accounts receivable from related parties	-	9,083,034	-	9,083,034
Total financial assets	3,596,501	1,077,037,545	33,825,894	1,114,459,940

F-48

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

As of December 31, 2023	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	198,569,040	198,569,040
Bond payable	-	-	1,089,489,347	1,089,489,347
Deposits for return of bottles and containers	-	-	11,774,922	11,774,922
Derivatives not designated as hedges	468,541	-	-	468,541
Derivatives designated as hedges	-	12,541,188	-	12,541,188
Put option liability	-	-	28,554,669	28,554,669
Total Others financial liabilities	468,541	12,541,188	1,328,387,978	1,341,397,707
Lease liabilities	-	-	41,204,099	41,204,099
Trade and other current payables	-	-	435,062,759	435,062,759
Accounts payable to related parties	-	-	55,676,713	55,676,713
Total financial liabilities	468,541	12,541,188	1,860,331,549	1,873,341,278

F-49

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each period, are detailed as follows:

	As of June 30, 2024				As of December 31, 2023
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency swaps UF/CLP	2	4,250	34,223,166	11,559,910	2	4,625	32,586,117	12,129,230
Less than a year	-	-	5,114,042	2,709,877	-	-	3,844,149	2,795,781
Between 1 and 5 years	2	4,250	13,784,419	8,850,033	2	4,625	15,028,294	9,333,449
More than 5 years	-	-	15,324,705	-	-	-	13,713,674	-
Cross currency swaps UF/EURO	1	296	1,053,420	-	1	296	1,059,999	49,840
Less than a year	-	-	1,053,420	-	-	-	-	49,840
Between 1 and 5 years	1	296	-	-	1	296	1,059,999	-
Cross currency swaps UF/USD	1	479	-	729,947	1	479	179,778	362,118
Less than a year	1	479	-	729,947	-	-	-	362,118
Between 1 and 5 years	-	-	-	-	1	479	179,778	-
Subtotal hedging derivatives	4		35,276,586	12,289,857	4		33,825,894	12,541,188
Forwards USD	24	108,553	1,494,797	981,668	22	141,145	252,476	408,679
Less than a year	24	108,553	1,494,797	981,668	22	141,145	252,476	408,679
Forwards Euro	10	17,081	9,315	208,323	6	6,275	3,553	34,468
Less than a year	10	17,081	9,315	208,323	6	6,275	3,553	34,468
Forwards CAD	2	2,000	8,677	-	2	2,000	-	25,394
Less than a year	2	2,000,000	8,677	-	2	2,000	-	25,394
Forwards GBP	4	974	18,580	1,877	3	752	26,003	-
Less than a year	4	974	18,580	1,877	3	752	26,003	-
Subtotal derivatives with effects on income	40		1,531,369	1,191,868	33		282,032	468,541
Total instruments	44		36,807,955	13,481,725	37		34,107,926	13,009,729

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently, their effects are recorded in Income, in Other gains (losses).

F-50

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

In the case of Cross Currency Swap, these qualify as cash flow hedges associated with obligations with the public, disclosed in Note 21 - Other financial liabilities.

As of June 30, 2024
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	79,881,925	CLP	76,117,265	3,764,660	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	83,271,188	CLP	64,372,592	18,898,596	06-01-2027
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	17,826,373	USD	18,556,320	(729,947)	06-01-2025
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	11,032,545	EUR	9,979,125	1,053,420	06-02-2025

As of December 31, 2023
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	81,405,269	CLP	79,820,831	1,584,438	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	94,104,646	CLP	75,232,197	18,872,449	06-01-2027
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	17,020,211	USD	17,202,551	(182,340)	06-01-2025
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	10,558,552	EUR	9,548,393	1,010,159	06-02-2025

The Interim Consolidated Statement of Other Comprehensive Income includes under the caption cash flows hedge, for the period ended June 30, 2024 a credit before income taxes of ThCh$ 2,491,664 (charge of ThCh$ 6,522,617 as of June 30, 2023), related to the fair value of Cross Currency Swap derivatives instruments.

F-51

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1	Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2	Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

The fair value of financial instruments recorded at fair value in the Interim Consolidated Financial Statements, is detailed as follows:

As of June 30, 2024	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	1,531,369	-	1,531,369	-
Marketable securities and investments in other companies	746,420	746,420	-	-
Derivatives designated as hedges	35,276,586	-	35,276,586	-
Total others financial assets	37,554,375	746,420	36,807,955	-
Derivatives not designated as hedges	1,191,868	-	1,191,868	-
Derivative designated as hedges	12,289,857	-	12,289,857	-
Total financial derivative liabilities	13,481,725	-	13,481,725	-

As of December 31, 2023	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	282,032	-	282,032	-
Marketable securities and investments in other companies	3,314,469	3,314,469	-	-
Derivatives designated as hedges	33,825,894	-	33,825,894	-
Total others financial assets	37,422,395	3,314,469	34,107,926	-
Derivatives not designated as hedges	468,541	-	468,541	-
Derivative designated as hedges	12,541,188	-	12,541,188	-
Total financial derivative liabilities	13,009,729	-	13,009,729	-

During the period ended June 30, 2024, the Company has not made any significant instrument transfers between levels 1 and 2.

Credit quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

F-52

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 8   Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Cash on hand	241,159	279,521
Bank balances	240,787,223	367,146,884
Cash	241,028,382	367,426,405
Time deposits	353,410,063	186,368,967
Securities purchased under resale agreements	34,991,610	49,038,418
Investments in mutual funds	7,108,761	15,320,226
Short term investments classified as cash equivalents	42,100,371	64,358,644
Cash equivalents	395,510,434	250,727,611
Total	636,538,816	618,154,016

F-53

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The composition of cash and cash equivalents by currency as of June 30, 2024, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	76,344	1,519	-	53,601	-	-	109,695	-	241,159
Bank balances	42,469,458	190,996,969	1,938,277	903,803	1,544,215	1,846,548	473,389	614,564	240,787,223
Cash	42,545,802	190,998,488	1,938,277	957,404	1,544,215	1,846,548	583,084	614,564	241,028,382
Time deposits	-	350,407,222	-	-	3,002,841	-	-	-	353,410,063
Securities purchased under resale agreements	34,991,610	-	-	-	-	-	-	-	34,991,610
Investments in mutual funds	-	-	-	48,671	-	7,060,090	-	-	7,108,761
Short term investments classified as cash equivalents	34,991,610	-	-	48,671	-	7,060,090	-	-	42,100,371
Cash equivalents	34,991,610	350,407,222	-	48,671	3,002,841	7,060,090	-	-	395,510,434
Total	77,537,412	541,405,710	1,938,277	1,006,075	4,547,056	8,906,638	583,084	614,564	636,538,816

The composition of cash and cash equivalents by currency as of December 31, 2023, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,058	1,866	-	2,351	-	-	198,246	-	279,521
Bank balances	40,999,695	314,407,436	1,516,762	4,563,501	1,848,902	2,147,017	871,189	792,382	367,146,884
Cash	41,076,753	314,409,302	1,516,762	4,565,852	1,848,902	2,147,017	1,069,435	792,382	367,426,405
Time deposits	-	185,464,394	-	117,857	786,716	-	-	-	186,368,967
Securities purchased under resale agreements	49,038,418	-	-	-	-	-	-	-	49,038,418
Investments in mutual funds	245,651	-	-	15,074,575	-	-	-	-	15,320,226
Short term investments classified as cash equivalents	49,284,069	-	-	15,074,575	-	-	-	-	64,358,644
Cash equivalents	49,284,069	185,464,394	-	15,192,432	786,716	-	-	-	250,727,611
Total	90,360,822	499,873,696	1,516,762	19,758,284	2,635,618	2,147,017	1,069,435	792,382	618,154,016

F-54

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The composition of time deposits is detailed as follows:

As of June 30, 2024:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Citibank N.A. - United States	05-03-2024	08-01-2024	USD	97,817,420	0.45
The Bank Of Nova Scotia Toronto - Canada	05-03-2024	08-01-2024	USD	47,634,634	0.46
The Bank Of Nova Scotia Toronto - Canada	05-10-2024	08-08-2024	USD	48,013,400	0.46
Sumitomo Mitsui Banking Corporation - United States	05-28-2024	08-26-2024	USD	156,469,597	0.45
Citibank - Uruguay	06-27-2024	07-01-2024	UYU	944,600	0.43
Banco Itaú - Uruguay	06-13-2024	07-15-2024	UYU	1,066,411	0.63
HSBC - Uruguay	06-10-2024	07-10-2024	UYU	354,225	0.58
HSBC - Uruguay	06-24-2024	07-24-2024	UYU	472,300	0.58
Scotiabank - Uruguay	06-10-2024	07-10-2024	UYU	165,305	0.52
Scotiabank - Uruguay	06-13-2024	07-15-2024	USD	472,171	0.34
Total				353,410,063

As of December 31, 2023:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Itaú - Uruguay	12-28-2023	01-04-2024	UY	449,552	0.64
Banco Supervielle - Argentina	12-07-2023	01-08-2024	ARS	117,857	10.50
Citibank - Uruguay	12-29-2023	01-02-2024	UY	280,970	0.52
Scotiabank - Uruguay	12-29-2023	01-29-2024	UY	56,194	0.58
Sumitomo Mitsui Banking Corporation - United States	11-24-2023	01-26-2024	USD	141,450,646	0.46
The Bank Of Nova Scotia Toronto - Canada	12-08-2023	03-06-2024	USD	44,013,748	0.47
Total				186,368,967

F-55

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The composition of securities purchased under resale agreements is detailed as follows:

As of June 30, 2024:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	06-28-2024	07-04-2024	CLP	2,095,024	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	06-28-2024	07-04-2024	CLP	805,846	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	06-27-2024	07-02-2024	CLP	1,200,576	0.48
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Estado de Chile	06-24-2024	07-09-2024	CLP	2,752,585	0.47
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Estado de Chile	06-27-2024	07-02-2024	CLP	1,750,840	0.48
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Estado de Chile	06-28-2024	07-04-2024	CLP	1,000,300	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	06-25-2024	07-02-2024	CLP	500,400	0.48
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	06-24-2024	07-09-2024	CLP	400,376	0.47
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	06-26-2024	07-09-2024	CLP	500,313	0.47
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	06-27-2024	07-02-2024	CLP	1,800,864	0.48
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	06-27-2024	07-02-2024	CLP	2,025,972	0.48
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	06-28-2024	07-04-2024	CLP	2,000,600	0.45
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	06-27-2024	07-02-2024	CLP	3,601,764	0.49
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	06-28-2024	07-09-2024	CLP	4,001,333	0.50
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	06-28-2024	07-09-2024	CLP	138,104	0.50
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	06-28-2024	07-09-2024	CLP	2,162,662	0.50
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	06-26-2024	07-09-2024	CLP	1,100,719	0.49
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	06-28-2024	07-02-2024	CLP	600,200	0.50
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	06-28-2024	07-09-2024	CLP	500,167	0.50
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	06-27-2024	07-02-2024	CLP	1,000,490	0.49
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	06-27-2024	07-02-2024	CLP	9,539	0.49
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	06-27-2024	07-02-2024	CLP	19,349	0.49
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	06-27-2024	07-02-2024	CLP	183,405	0.49
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	06-27-2024	07-02-2024	CLP	953,601	0.49
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	06-27-2024	07-02-2024	CLP	1,981,293	0.49
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	06-27-2024	07-02-2024	CLP	1,905,288	0.49
Total					34,991,610

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-56

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

As of December 31, 2023:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-21-2023	01-04-2024	CLP	501,150	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-29-2023	01-04-2024	CLP	499,358	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-29-2023	01-04-2024	CLP	68,791	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-21-2023	01-04-2024	CLP	44,421	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-29-2023	01-04-2024	CLP	229,595	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-29-2023	01-04-2024	CLP	270,638	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-21-2023	01-04-2024	CLP	1,831,429	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-29-2023	01-04-2024	CLP	96,860	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-21-2023	01-04-2024	CLP	659,321	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-21-2023	01-04-2024	CLP	1,223,454	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-21-2023	01-04-2024	CLP	501,150	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	156,239	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	88,694	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	76,362	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	214,256	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-21-2023	01-04-2024	CLP	501,150	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-28-2023	01-04-2024	CLP	800,552	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-28-2023	01-04-2024	CLP	1,501,035	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-21-2023	01-04-2024	CLP	1,503,450	0.69
BCI Corredores de Bolsa Chile S.A.	Banco de Chile	12-29-2023	01-11-2024	CLP	1,979,530	0.70
BCI Corredores de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2023	01-11-2024	CLP	983,920	0.70
BCI Corredores de Bolsa Chile S.A.	Banco de Chile	12-28-2023	01-02-2024	CLP	1,000,690	0.69
BCI Corredores de Bolsa Chile S.A.	Banco Security - Chile	12-29-2023	01-11-2024	CLP	979,874	0.70
BCI Corredores de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-11-2024	CLP	2,295,554	0.70
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2023	01-11-2024	CLP	372,324	0.70
BCI Corredores de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-11-2024	CLP	2,292,952	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	12-28-2023	01-04-2024	CLP	1,100,759	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2023	01-11-2024	CLP	700,327	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-28-2023	01-02-2024	CLP	2,601,795	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2023	01-11-2024	CLP	2,301,073	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2023	01-11-2024	CLP	3,001,400	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-28-2023	01-04-2024	CLP	400,276	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2023	01-04-2024	CLP	1,501,725	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-29-2023	01-11-2024	CLP	1,694,812	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-29-2023	01-11-2024	CLP	1,306,588	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-27-2023	01-04-2024	CLP	965,912	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-27-2023	01-04-2024	CLP	135,100	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2023	01-11-2024	CLP	1,965,032	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2023	01-11-2024	CLP	2,737,161	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2023	01-11-2024	CLP	2,755,387	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2023	01-11-2024	CLP	2,847,226	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-29-2023	01-11-2024	CLP	350,163	0.70
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-11-2024	CLP	350,163	0.70
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-02-2024	CLP	650,303	0.70
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-09-2024	CLP	1,000,467	0.70
Total					49,038,418

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-57

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Payments for business acquisitions are detailed as follows:

	For the six-months periods ended as of June 30,
	2024	2023
	ThCh$	ThCh$
Total disbursement per business acquisition
Other cash payment to acquire interests in joint ventures (1)	10,658,097	4,176,846
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control (2)	31,549,348	3,205,058
Cash flows used to obtain control of subsidiaries or other businesses (3)	500,000	2,000,000
	42,707,445	9,381,904

(1)	See Note 16 - Investments accounted for using equity method, number (2).
(2)	See Note 1 - General Information, letter C, number (4).
(3)	See Note 15 - Business combinations letter a).

Note 9   Other non-financial assets

The Company maintained the following other non-financial assets:

	As of June 30, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	7,198,849	1,067	7,023,579	2,605,172
Advertising	13,342,619	14,195,874	9,430,148	9,452,969
Advances to suppliers	9,150,372	-	9,860,004	-
Prepaid expenses	3,761,767	132,682	1,736,475	156,307
Total advances	33,453,607	14,329,623	28,050,206	12,214,448
Guarantees paid	-	172,119	-	92,963
Consumables	995,267	-	754,621	-
Dividends receivable	386,947	-	869,878	-
Others	-	3,616	-	3,616
Total others assets	1,382,214	175,735	1,624,499	96,579
Total	34,835,821	14,505,358	29,674,705	12,311,027

Nature of each non-financial asset:

a)	Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)	Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)	Advances to suppliers: Mainly for services, purchase of raw materials and customs agents.

d)	Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)	Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)	Consumables: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)	Dividends receivable: Dividends receivable from associates and joint ventures.

F-58

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 10   Trade and other receivables

The trade and other receivables are detailed as follows:

	As of June 30, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	132,367,969	-	230,066,689	-
International business operating segment	70,976,401	-	96,340,285	-
Wines operating segment	59,399,025	-	61,262,042	-
Total commercial debtors	262,743,395	-	387,669,016	-
Impairment loss estimate	(6,661,533)	-	(7,751,305)	-
Total commercial debtors - net	256,081,862	-	379,917,711	-
Others accounts receivables	91,945,877	3,321,075	66,569,042	3,313,742
Total other accounts receivable	91,945,877	3,321,075	66,569,042	3,313,742
Total	348,027,739	3,321,075	446,486,753	3,313,742

The Company’s accounts receivable are denominated in the following currencies:

	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Chilean Peso	205,377,786	291,976,889
Argentine Peso	73,701,863	78,019,455
US Dollar	45,142,711	43,734,334
Euro	8,864,630	8,114,465
Unidad de Fomento	218,630	2,261,531
Uruguayan Peso	4,729,612	6,514,410
Paraguayan Guarani	8,170,756	13,996,752
Bolivian	2,774,180	2,856,786
Others currencies	2,368,646	2,325,873
Total	351,348,814	449,800,495

The detail of the accounts receivable maturities as of June 30, 2024, is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	132,367,969	125,578,985	3,231,177	1,218,939	1,115,425	1,223,443
International business operating segment	70,976,401	58,874,230	9,577,113	903,053	482,632	1,139,373
Wines operating segment	59,399,025	54,876,126	4,311,185	96,085	34,001	81,628
Total commercial debtors	262,743,395	239,329,341	17,119,475	2,218,077	1,632,058	2,444,444
Impairment loss estimate	(6,661,533)	(1,722,806)	(553,881)	(944,276)	(1,400,206)	(2,040,364)
Total commercial debtors - net	256,081,862	237,606,535	16,565,594	1,273,801	231,852	404,080
Others accounts receivables	91,945,877	91,637,861	53,870	100,129	3,104	150,913
Total other accounts receivable	91,945,877	91,637,861	53,870	100,129	3,104	150,913
Total current	348,027,739	329,244,396	16,619,464	1,373,930	234,956	554,993
Others accounts receivables	3,321,075	3,321,075	-	-	-	-
Total non-current	3,321,075	3,321,075	-	-	-	-

F-59

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The detail of the accounts receivable maturities as of December 31, 2023 is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	230,066,689	222,098,388	4,396,221	959,644	1,210,305	1,402,131
International business operating segment	96,340,285	89,730,464	5,177,374	433,352	405,212	593,883
Wines operating segment	61,262,042	57,181,716	3,858,399	62,884	121,455	37,588
Total commercial debtors	387,669,016	369,010,568	13,431,994	1,455,880	1,736,972	2,033,602
Impairment loss estimate	(7,751,305)	(2,393,058)	(1,385,596)	(600,340)	(1,338,709)	(2,033,602)
Total commercial debtors - net	379,917,711	366,617,510	12,046,398	855,540	398,263	-
Others accounts receivables	66,569,042	66,302,808	129,211	109,481	5,253	22,289
Total other accounts receivable	66,569,042	66,302,808	129,211	109,481	5,253	22,289
Total current	446,486,753	432,920,318	12,175,609	965,021	403,516	22,289
Others accounts receivables	3,313,742	3,313,742	-	-	-	-
Total non-current	3,313,742	3,313,742	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of June 30, 2024, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 22% (26% as of December 31, 2023) of the total accounts receivable.

As indicated in the Risk management note (See Note 5 - Risk administration), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables.

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of June 30, 2024			As of December 31, 2023
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to date	0.08%	330,967,202	(1,722,806)	0.08%	435,313,376	(2,393,058)
0 to 3 months	19.50%	17,173,345	(553,881)	19.50%	13,561,205	(1,385,596)
3 to 6 months	64.05%	2,318,206	(944,276)	64.05%	1,565,361	(600,340)
6 to 12 months	100.00%	1,635,162	(1,400,206)	100.00%	1,742,225	(1,338,709)
More than 12 months	100.00%	2,595,357	(2,040,364)	100.00%	2,055,891	(2,033,602)
Total		354,689,272	(6,661,533)		454,238,058	(7,751,305)

The percentage of impairment determined for the portfolio in each court may differ from the direct application of the previously presented parameters because these percentages are applied to the uncovered portfolio of credit insurance that the Company takes. Past due balances over 6 months and for which no estimates have been made for impairment losses, correspond mainly to items protected by credit insurance. Additionally, there are expired amounts in this stretch, which according to the policy, partial losses due to impairment are estimated based on an individual case-by-case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further impairment, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of write off normally takes more than 1 year.

F-60

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The movement of the impairment losses provision for accounts receivable is as follows:

	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Balance at the beginning of year	(7,751,305)	(5,689,741)
Estimate of expected credit losses up 12 months	(533,168)	(4,135,572)
Estimate of expected credit losses longer than 12 months	(79,662)	(74,250)
Impairment provision of accounts receivable	(612,830)	(4,209,822)
Uncollectible accounts	228,748	1,025,786
Add back of unused provisions	1,521,998	102,200
Effect of translation into presentation currency	(48,144)	1,020,272
Total	(6,661,533)	(7,751,305)

Note 11   Accounts and transactions with related parties

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related parties, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related parties.

Conditions of the balances and transactions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.

(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days.

(3)	Corresponds to shares of subsidiary Cervecería Szot SpA. from subsidiary Cervecería Kunstmann S.A. sold to Representaciones Chile Beer Kevin Michael Szot E.I.R.L. The total amount of the transaction raised ThCh$ 42,506 for the sale of 15,167 shares. An interest of UF plus 3.79% annually will be applied to the value (base 360 days). The account receivable will be paid by Representaciones Chile Beer Kevin Michael Szot E.I.R.L. to Cervecería Kunstmann S.A. in the same proportion of the dividends it will receive from the participation it owns in Cervecería Szot SpA.

On April 29, 2024, Cervecería Kunstmann S.A. sold all the shares it held in Cervecería Szot SpA. (See Note 1 - General Information, letter C), number (10)). The payment of the shares was materialized through the transfer of ownership of the brands of Cervecería Szot SpA. and other assets, leaving the aforementioned amounts duly settled.

(4)	On 20 January, 2023, the subsidiary Compañía Pisquera de Chile S.A. (“CPCh”) formalized the acquisition of a 51.0132% interest in D&D SpA. The share purchase agreement signed by CPCh with Panda SpA. and MBB SpA. agreed that the purchase price will be subject to increases based on the results of D&D SpA.

(5)	Corresponds to the debt acknowledgement made on December 29, 2023, between the subsidiary Cervecería Kunstmann S.A. and Cervecería Kunstmann Ltda., where the latter declares that it owes an amount of UF 18,421.9, which it is obliged to pay as from January 2024 with an annual interest rate of 6.6%, in 12 equal and successive installments of UF 1,590.6.

The transaction table includes the main transactions made with related parties.

F-61

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The detail of the accounts receivable and payable from related parties are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of June 30, 2024	As of December 31, 2023
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig (*)	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	205
6,525,286-4	Francisco Pérez Mackenna	Chile	(1)	Chairman of CCU	Sales of products	CLP	-	61
6,770,473-8	Armin Kunstmann Telge	Chile	(1)	Chairman of subsidiary	Sales of products	CLP	-	33
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Subsidiary shareholder until April 29, 2024	Sales of products	CLP	-	12,098
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(3)	Subsidiary shareholder until April 29, 2024	Sale of shares	CLP	-	6,588
76,002,201-2	SAAM Puertos S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	55
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,193	1,272
76,275,453-3	Tech Pack S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	23	23
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	374	8,602
76,455,830-8	Watts S.A.	Chile	(1)	Related to joint venture shareholder of the subsidiary	Sales of products	CLP	6,087	6,522
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	27,713	27,853
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	25,383	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	8,863	61,708
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	687,151	219,304
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(5)	Related to non-controlling subsidiary	Sales of products	CLP	409,277	677,731
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	515	339
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	2,254,923	3,440,603
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	726	866
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Services provided	CLP	802,153	963,889
78,306,560-6	Inmobiliaria e Inversiones Río Claro S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	11	83
81,095,400-0	Sonacol S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	558	459
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,214	509
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	-	800,000
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	4,710	-
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	389	456
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	46,124	31,571
91,021,000-9	Invexans S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	58
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Sales of products	CLP	2,041	4,739
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	752	11,453
94,625,000-7	Inversiones ENEX S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	154,177	245,920
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	658	626
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,962	4,976
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Sales of products	CLP	27,005	32,759
96,610,780-4	Portuaria Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	362	596
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	310	372
96,657,210-8	Transportes Fluviales Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	442	471
96,767,630-6	Banchile Administradora General Fondos. S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	14
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	424
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,276	4,735
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	376	875
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	450,323	1,224,351
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	58,518	28,323
99,506,030-2	Muellaje del Maipo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,566	5,307
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the subsidiary's shareholder	Sales of products	USD	27,217	-
0-E	Aguas de Origen S.A.	Argentina	(2)	Joint venture of subsidiary	Services provided	ARS	2,881,402	1,084,888
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture of subsidiary	Sales of products	USD	-	13,136
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Services provided	Euros	45,740	69,111
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	-	46,055
0-E	Enex Paraguay S.A.E.	Paraguay	(2)	Related to the controller's shareholder	Services provided	PYG	531	509
Total							7,935,045	9,040,528

(*) Chairman of the Board of Directors until December 29, 2023.

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of June 30, 2024	As of December 31, 2023
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(3)	Subsidiary shareholder until April 29, 2024	Sale of shares	CLP	-	42,506
Total							-	42,506

F-62

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of June 30, 2024	As of December 31, 2023
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary until April 29, 2024	Services received	CLP	-	23,375
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	61,895	92,268
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	20,091	8,363
76,455,830-8	Watts S.A.	Chile	(1)	Related to joint venture shareholder of the subsidiary	Purchase of products	CLP	1,197,421	1,218,335
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	627	-
76,729,932-K	Saam Logistics S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	603,384	513,428
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	4,705	456
77,450,163-0	Panda SpA.	Chile	(4)	Shareholder of subsidiary	Balance of purchase of shares	CLP	268,042	250,000
77,486,593-4	MBB SpA.	Chile	(4)	Shareholder of subsidiary	Balance of purchase of shares	CLP	268,041	250,000
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	193,301	171,590
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	2,393	3,671
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	1,090,576	1,564,090
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	-	27,670
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	73,586	9,527
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	381
94,625,000-7	Inversiones ENEX S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	10,966	10,966
96,591,040-9	Empresas Carozzi S.A.	Chile	(2)	Shareholder of joint operation of the subsidiary	Purchase of products	USD	35,166	16,989
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	1,141,854	782,698
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Services received	CLP	-	33,026
96,798,520-1	SAAM Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	103	-
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	5,028	14,676
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	2,029	288
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	2,545,576	1,908,328
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	714,674	744,554
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	5,628	11,261
0-E	Aguas de Origen S.A.	Argentina	(2)	Joint venture of subsidiary		ARS	11,977,035	9,229,527
0-E	Ecor Ltda.	Bolivia	(2)	Related to the subsidiary's shareholder	Services received	BOB	129,850	91,998
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture of subsidiary	Services received	USD	33,952	1,963
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	515,707	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	1,520,884	3,938,038
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	17,963,301	34,041,624
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	677,159	88,757
0-E	Heineken Supply Chain B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	Euros	26,144	21
0-E	Nestlé Waters Management & Technology S.A.S.	France	(2)	Related to the subsidiary's shareholder	Services received	Euros	34,481	4,512
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	79,635	29,341
0-E	Enex Paraguay S.A.E.	Paraguay	(2)	Related to the controller's shareholder	Purchase of products	PYG	13,186	1,131
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Royalty	Otras monedas	326,913	57,778
Total							41,543,333	55,140,630

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of June 30, 2024	As of December 31, 2023
							ThCh$	ThCh$
77,450,163-0	Panda SpA.	Chile	(4)	Shareholder of subsidiary	Balance of purchase of shares	CLP	-	268,041
77,486,593-4	MBB SpA.	Chile	(4)	Shareholder of subsidiary	Balance of purchase of shares	CLP	-	268,042
Total							-	536,083

F-63

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Most significant transactions and effects on results:

For the six months ended June 30, 2024 and 2023, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2024		2023
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig (*)	Chile	Related to the controller's shareholder	Sales of products	1,167	1,018	-	-
6,525,286-4	Francisco Pérez Mackenna	Chile	Chairman of CCU	Sales of products	840	802	-	-
6,770,473-8	Armin Kunstmann Telge	Chile	Chairman of subsidiary	Sales of products	112	109	-	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Subsidiary shareholder until April 29, 2024	Sale of shares	208,755	-	-	-
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	539,872	(539,872)	854,361	(854,361)
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	2,150,327	-	626,990	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	52,823	(34,844)	59,501	(23,666)
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	267,171	-	160,025	-
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	891,244	-	1,871,881	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	464,569	351,573	422,833	319,988
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	86,091	(86,091)	79,248	(79,248)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Collection of product sales	354.633	17.965	-	-
77,450,163-0	Panda SpA.	Chile	Shareholder of subsidiary	Purchase of shares	250,000	-	1,000,000	-
77,486,593-4	MBB SpA.	Chile	Shareholder of subsidiary	Purchase of shares	250,000	-	1,000,000	-
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	498,547	(498,547)	453,651	(453,651)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	6,056,556	3,902,387	6,715,372	4,326,878
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	-	-	344,652	(344,652)
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	4,280,271	4,280,271	4,442,265	4,442,265
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	9,853,306	-	10,369,104	-
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	833,684	-	2,023,511	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	4,098	3,894	2,105	1,358
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	6,710,297	-	8,054,360	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	1,465,381	-	1,617,375	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan recovery	-	-	71.381	2.751
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	9,428,103	-	6,876,759	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	10,501	7,754	25,061	18,505
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	56,902	(56,902)	237,742	(237,742)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	183,145	(183,145)	187,768	(187,768)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	735	721	259	203
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,085,836	805,766	1,104,782	819,826
96,427,000-7	Inversiones y Rentas S.A	Chile	Controller	Dividends paid	18,552,466	-	5,409,505	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	5,996	5,996	5,737	5,737
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	8,903,287	3,287	76,524,266	74,266
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	8,900,000	-	75,450,000	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	3,967,912	-	3,285,463	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	87,825	84,775	85,431	80,866
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	698	663	-	-
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	91,794	(91,794)	116,763	(116,763)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	4,898	-	58,527	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	120,300	(120,300)	37,785	(37,785)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	52,818	36,271	66,844	45,903
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	11,314,751	-	12,733,711	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	899,143	-	1,190,908	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	256,372	256,372	230,736	230,736
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	2,233,103	(2,233,103)	2,378,324	(2,378,324)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	6,015,900	15,900	25,456,365	56,365
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	-	-	15,202	(15,202)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	1,340	(1,340)	4,095	(4,095)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	176,076	163,438	156,731	145,482
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	64,793,027	(457,418)	59,689,482	1,821,429
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	6,000,000	-	25,400,000	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary	Purchase of products	-	-	1,755,489	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary	Loan	-	-	624,589	16,109
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary	Services provided	16,602,120	16,602,120	133,203	133,203
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary	Consignation sales	54,394,869	-	-	-
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	169,543	(169,543)	37,129	(37,129)
0-E	Inversiones BEBINV S.A.	Bolivia	Related to the subsidiary's shareholder	Capital contribution	1,388,282	-	2,631,809	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	10,658,097	-	4,176,846	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Services received	111,718	(111,718)	-	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	772,803	(772,803)	652,556	(652,556)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	8,627,158	-	4,823,420	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	9,332,622	(9,332,622)	12,258,553	(12,258,553)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	63,037	(63,037)	49,266	(49,266)
0-E	Aerocentro S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	357	250
0-E	Banco BASA S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	103	72
0-E	Cadena Farmacenter S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	14,606	10,224
0-E	Chajha S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	809	566
0-E	Consignataria de Ganado S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	62	44
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	1,259	881
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Purchase of products	2,722	-	-	-
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Services received	9,933	(9,933)	-	-
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	2,701	1,134	53,980	37,786
0-E	Ganadería Las Pampas S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	712	498
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	45	31
0-E	Horacio Cartes	Paraguay	Related until March 16,2023	Dividends paid	-	-	2,513,295	-
0-E	La Misión S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	257	180
0-E	Palermo S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	4,790	3,353
0-E	Pamplona S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	12	9
0-E	Prana S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	79	56
0-E	Pronet	Paraguay	Related until March 16,2023	Sales of products	-	-	257	180
0-E	Sarah Cartes	Paraguay	Related until March 16,2023	Purchase of shares	-	-	3,205,058	-
0-E	Sudameris Bank S.A.E.C.A	Paraguay	Related until February 20, 2024	Purchase of shares	31,549,348	-	-	-
0-E	Tabacalera del Este S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	4,578	3,204
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	-	-	414,855	(414,855)

(*) Chairman of the Board of Directors until December 29, 2023.

F-64

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

For the three-months ended June 30, 2024 and 2023, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2024		2023
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig (*)	Chile	Related to the controller's shareholder	Sales of products	207	106	-	-
6,525,286-4	Francisco Pérez Mackenna	Chile	Chairman of CCU	Sales of products	111	109	-	-
6,770,473-8	Armin Kunstmann Telge	Chile	Chairman of subsidiary	Sales of products	65	63	-	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Subsidiary shareholder until April 29, 2024	Sale of shares	208,755	-	-	-
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	346,243	(346,243)	556,771	(556,771)
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	2,150,327	-	626,990	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	31,052	(17,900)	35,636	(13,430)
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	176,064	-	96,202	-
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	891,244	-	1,871,881	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	155,938	118,010	133,451	100,992
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	51,071	(51,071)	38,012	(38,012)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Collection of product sales	178,581	7,662	-	-
77,450,163-0	Panda SpA.	Chile	Shareholder of subsidiary	Purchase of shares	250,000	-	-	-
77,486,593-4	MBB SpA.	Chile	Shareholder of subsidiary	Purchase of shares	250,000	-	-	-
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	171,770	(171,770)	158,579	(158,579)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	2,827,308	1,821,704	2,877,471	1,854,025
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	1,236,586	1,236,586	2,637,493	2,637,493
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	3,764,626	-	4,781,157	-
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	833,684	-	2,023,511	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	5,275,825	-	7,916,258	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	9,428,103	-	1,617,375	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	3,463	3,290	-	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan recovery	-	-	71.381	722
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	9,428,103	-	6,876,759	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	4,930	3,640	12,102	8,936
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	84,034	(84,034)	81,847	(81,847)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	-	-	198,600	(198,600)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	-	-	259	203
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	409,509	303,884	447,929	332,395
96,427,000-7	Inversiones y Rentas S.A	Chile	Controller	Dividends paid	18,552,466	-	5,409,505	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	3,010	3,010	2,886	2,886
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	-	-	45,513,926	63,926
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	-	-	45,450,000	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	1,998,427	-	1,865,297	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	38,710	36,642	38,354	36,305
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	241	229	-	-
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	44,916	(44,916)	57,014	(57,014)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	3,045	-	32,983	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	41,526	(41,526)	27,039	(27,039)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	899,143	-	1,190,908	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	24,340	16,715	23,361	16,043
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	1,137,574	(1,137,574)	905,706	(905,706)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	5,703,404	-	6,859,935	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	256,372	256,372	230,736	230,736
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	6,015,900	15,900	-	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	667	(667)	1,779	(1,779)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	83,022	77,603	78,470	72,838
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	711,667	403,960	49,535,466	143,173
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary	Services provided	7,415,507	7,415,507	133,203	133,203
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary	Purchase of products	-	-	1,755,489	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary	Loan	-	-	624,589	16,109
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary	Consignation sales	19,147,911	-	-	-
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	113,753	(113,753)	1,784	(1,784)
0-E	Inversiones BEBINV S.A.	Bolivia	Related to the subsidiary's shareholder	Capital contribution	445,334	-	1,328,855	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	1,443,781	-	4,176,846	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Services received	33,952	(33,952)	-	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	621,118	(621,118)	20,045	(20,045)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	30,215	(30,215)	25,617	(25,617)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	1,150,170	-	3,767,190	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	5,175,530	(5,175,530)	6,502,082	(6,502,082)
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Purchase of products	2,722	(2,722)	7,001	(7,001)
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Services received	9,933	(9,933)	-	-
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	2,701	1,134	3,219	1,191
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	-	-	164,121	(164,121)

(*) Chairman of the Board of Directors until December 29, 2023.

F-65

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

At the Ordinary Shareholders' Meeting held on April 12, 2023, a new Board of Directors was elected for a period of three years, being elected Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, María Gabriela Cadenas, Marc Gross, Rory Cullinan and Vittorio Corbo Lioi, the latter as an independent director in accordance with the provisions of Article 50 bis of Law No. 18,046. The Chairman and Vice Chairman of the Board of Directors as well as the members of the Directors Committee and Audit Committee were elected at a Board meeting held on the same date. Mr. Andrónico Luksic Craig was elected Chairman and Mr. Carlos Molina Solís was elected Vice-Chairman. In accordance with the provisions of Article 50 bis of Law No. 18,046, at the same meeting the independent director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which was therefore composed of directors Mr. Corbo, Mr. Pérez and Mr. Molina. Additionally, Mr. Corbo and Mr. Molina were appointed as members of the Audit Committee, both meeting the applicable independence requirements according to the criteria established in the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules of the New York Stock Exchange. The Board of Directors also resolved that Mr. Perez would participate in the Audit Committee meetings as an observer.

The Ordinary Shareholders’ Meeting held on April 12, 2023, resolved to maintain the directors’ remuneration agreed at the previous Ordinary Shareholders’ Meeting, which consists of a monthly gross compensation for attendance to Board meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends with charge to the Company’s profits, for the whole Board, calculated on a maximum amount equivalent to 50% of the distributable net income for the year, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2023.

The aforementioned Shareholders’ Meeting also agreed to maintain the remuneration of directors that are members of the Directors Committee, consisting of a monthly gross fee for attendance to Directors Committee meetings, independent of the number of meetings held during the period, of UF 50, plus the corresponding percentage of the distributed dividends until completing the additional third established in article 50 bis of Law No. 18,046 on Corporations and Circular No. 1,956 of the Comisión para el Mercado Financiero (Financial Market Commission); and with respect to those directors who are members of the Audit Committee, and those appointed as observers of the same, a monthly gross fee for attendance to Audit Committee meetings, independent of the number held during the period, of UF 50.

At the Extraordinary Board meeting held on September 28, 2023, Mr. Andrónico Luksic Craig resigned to his position as Chairman and director of the Company, effective as of December 29th, 2023. In addition, the Board appointed Mr. Oscar Hasbún Martínez as replacement director, assuming the position on December 29th, 2023, having to proceed, in accordance with the provisions of Article 32 of Law No. 18,046 on Corporations, to the full renewal of the Board at the next Ordinary Shareholders' Meeting. Finally, the Board agreed to appoint Mr. Francisco Pérez Mackenna as the new Chairman of the Board, assuming this new position once the resignation of Mr. Andrónico Luksic Craig became effective.

Due to the fact that, in accordance with the provisions of Article 50 bis of Law No. 18,046 on Corporations, the Chairman of the Board of Directors cannot be a member of the Directors Committee, unless he is an independent director, at the Board meeting held on December 4, 2023, Mr. Pérez resigned as a member of the Directors Committee and, additionally, as an observer of the Audit Committee. At the same meeting, Mr. Corbo, in his capacity as the director who complies with the independence requirements of Article 50 bis, appointed Mr. Hinzpeter as a member of the Directors Committee, replacing Mr. Pérez. Therefore, in addition to Mr. Corbo, the Directors Committee was composed of directors Mr. Molina and Mr. Hinzpeter. Likewise, the Board of Directors resolved that Mr. Hinzpeter will participate in the Audit Committee meetings as an observer. Consequently, the Audit Committee was- comprised of Mr. Corbo and Mr. Molina, participating Mr. Hinzpeter on an observer status.

At the Ordinary Shareholders' Meeting held on April 17, 2024, a new Board of Directors was elected for a period of three years, being elected Messrs. Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, María Gabriela Cadenas, Marc Gross, Rory Cullinan, Oscar Hasbún Martínez and Vittorio Corbo Lioi, the latter as an independent director in accordance with the provisions of Article 50 bis of Law No. 18,046. The Chairman and Vice Chairman of the Board of Directors as well as the members of the Directors Committee and Audit Committee were elected at a Board meeting held on the same date, being elected Mr. Francisco Pérez Mackenna as Chairman and Mr. Carlos Molina Solís as Vice-Chairman. In accordance with the provisions of Article 50 bis of Law No. 18,046, at the same meeting the independent director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which was therefore composed of directors Mr. Corbo, Mr. Molina and Mr. Hinzpeter. Additionally, Mr. Corbo and Mr. Molina were appointed as members of the Audit Committee, both meeting the applicable independence requirements according to the criteria established in the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules of the New York Stock Exchange. The Board of Directors also resolved that Mr. Hinzpeter would participate in the Audit Committee meetings as an observer.

F-66

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The Ordinary Shareholders’ Meeting held on April 17, 2024 also resolved to maintain the directors’ remuneration agreed at the previous Ordinary Shareholders’ Meeting, which consists of a monthly gross compensation for attendance to Board meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends with charge to the Company’s profits, for the whole Board, calculated on a maximum amount equivalent to 50% of the distributable net income for the year, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2024.

The aforementioned Shareholders’ Meeting also agreed to maintain the remuneration of directors that are members of the Directors Committee, consisting of a monthly gross fee for attendance to Directors Committee meetings, independent of the number of meetings held during the period, of UF 50, plus the corresponding percentage of the distributed dividends until completing the additional third established in article 50 bis of Law No. 18,046 on Corporations and Circular No. 1,956 of the Comisión para el Mercado Financiero (Financial Market Commission); and with respect to those directors who are members of the Audit Committee, and those appointed as observers of the same, a monthly gross fee for attendance to Audit Committee meetings, independent of the number held during the period, of UF 50.

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the six-months periods ended as of June 30,
	2024	2023
	ThCh$	ThCh$
Audit's Committee	27,750	32,082
Directors' Committee	31,861	45,727
Attendance meetings fee (*)	916,897	726,615
Dividend Participation	877,037	1,049,487

(*) In 2024 and 2023, includes accrued per diem of Director María Gabriela Cadenas.

Chief Executives’ remunerations:

	For the six-months periods ended as of June 30,
	2024	2023
	ThCh$	ThCh$
Directors' Committee	7,256	6,369
Attendance meetings fee	112,403	116,863
Dividend Participation	21,536	47,132

The Chief Executives’ Remuneration as of June 30, 2024 amounted to ThCh$ 6,024,546 (ThCh$ 6,332,617 as of June 30, 2023). The Company grants to the Chief Executives annual bonuses, which have an optional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the period.

F-67

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 12   Inventories

The inventories balances are detailed as follows:

	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Finished products	150,831,264	156,692,277
In process products	26,107,372	25,068,819
Raw materials	241,593,677	224,501,917
Finished products and raw materials in transit	22,903,266	11,712,496
Materials and products	15,681,235	13,523,712
Realizable net value estimate and obsolescence	(5,033,094)	(5,770,789)
Total	452,083,720	425,728,432

For the period ended as of June 30, 2024 and 2023, the Company wrote off a total of ThCh$ 4,361,712 and ThCh$ 2,809,981, against net realizable value and obsolescence, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Initial balance	(5,770,789)	(5,280,333)
Inventories write-down estimation	(3,616,129)	(6,483,906)
Inventories write-off	4,361,712	5,212,799
Business conversion effect	(7,888)	780,651
Total	(5,033,094)	(5,770,789)

As of June 30, 2024 and December 31, 2023, the Company does not have any inventory pledged as guarantee for financial obligations.

There is no non-current inventory at June 30, 2024 and December 31, 2023, as it is available for sale to the public once it is produced. Inventories for which technically a production cycle of more than twelve months is required represent a marginal total.

F-68

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 13   Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2 - Summary of significant accounting policies, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$

As of January 1, 2023
Historic cost	16,180,293
Book Value	16,180,293

As of December 31, 2023
Conversion effect	(2,006,357)
Acquisitions	30,554,114
Decreases due to harvesting	(30,547,833)
Others increases (decreases) (1)	584,067
Sub-Total	(1,416,009)
Book Value	14,764,284

As of December 31, 2023
Historic cost	14,764,284
Book Value	14,764,284

As of June 30, 2024
Conversion effect	(71,724)
Acquisitions	19,573,676
Decreases due to harvesting	(33,777,963)
Others increases (decreases) (1)	1,134,207
Sub-Total	(13,141,804)
Book Value	1,622,480

As of June 30, 2024
Historic cost	1,622,480
Book Value	1,622,480

(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

F-69

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 14   Non-current assets of disposal groups classified as held for sale

a) Quilicura land

-	On March 3, 2021, the Board of Directors of Compañía Cervecerías Unidas S.A. authorized the sale of a portion of land located in the district of Quilicura, Metropolitan Region. The promise of sale of this asset was signed on December 3, 2021, however, this promise was conditioned to the fulfillment of legal and administrative conditions by CCU and the prominent buyer, in relation to a process of subdivision, merger of such land and usual presentations for this type of asset. Subsequently, on March 22, 2024, and once the conditions established in the aforementioned promise were fulfilled, the deed of sale was signed.

On April 3, 2024, the sale was completed for ThCh$ 49,681,035. As a result of this transaction, a profit before income tax of ThCh$ 28,668,933 was determined and a net income effect of ThCh$ 20,928,321.

b) International Business Operating segment

-	During September 2015, the Board of subsidiary Sáenz Briones & Cía. S.A.I.C. authorized the sale of property located in Luján de Cuyo city, Province of Mendoza, Argentina. At the date of issuance of these Consolidated Financial Statements the administration is still committed with a sale plan for this property. In order to seek out a buyer and keep high probabilities to sale it the subsidiary has changed the real estate broker.

-	On June 24, 2024, the Board of Directors of the subsidiary Compañía Industrial Cervecera S.A. approved the sale of the property located in the industrial park of Pilar, province of Buenos Aires. The property subject to reclassification from Property, Plant and Equipment, for a total of ThCh$ 2,183,871, includes land, constructions and machinery.

c) Wine Operating segment

-	In November 2022, the Board of Directors of Finca La Celia S.A. authorized the sale of the property identified as Finca Pocito, located in the province of San Juan, Argentina. On November 1, 2022, both the Purchase and Sale Agreement were signed and, together with the acceptance of the Offer, the partial payment was made according with the agreed price, and the occupnacy of the property was passed. At the closing of these Interim Consolidated Financial Statements, only the execution of the title transfer deed is pending. The effect of this sale was taken to income in the year 2022.

As described in Note 2 - Summary of significant accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale as of June 30, 2024.

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Land	2,073,429	21,199,533
Constructions	797,602	236,886
Machinery	22,338	13,979
Vines in formation (plantations)	-	157,074
Total	2,893,369	21,607,472

F-70

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 15   Business Combinations

a)	D&D SpA.

Pursuant to the provisions of the share purchase and sale agreement entered into on June 7, 2022 between the subsidiary Compañía Pisquera de Chile S.A. as purchaser and by Panda SpA. and MBB SpA, as sellers (the Sellers), on December 29, 2022 CPCh formalized the acquisition of 51.0132% of the shares of D&D SpA, through the subscription of a capital increase and on December 30, 2022 through the purchase of shares from the Sellers. Both operations were subject to the fulfillment of certain conditions, which were resolved on January 20, 2023.

As explained above, on January 20, 2023, CPCh paid ThCh$ 1,250,000 (equivalent to 444 shares at ThCh$ 2,815.315 each), and also subscribed and paid 135 shares issued in connection with the capital increase agreed at an extraordinary shareholders' meeting of the company, for which CPCh paid ThCh$ 1,481.481 for each share, totaling ThCh$ 200,000. CPCh is now the holder of 579 shares, representing 51.0132% of its total capital stock. At the same time, the parties expressly state that they have agreed that this price will be subject to an increase based on the cases and forms indicated in the share purchase agreement.

On February 14, 2023, CPCh paid the Sellers ThCh$ 750,000, corresponding to the first price increase.

Additionally, other price increases were recognised for this business combination, as indicated in Note 11 - Balances and transactions with related parties, number (4).

For the business combination described above, the fair values of the assets and liabilities have been determined (See Note 1 - General Information letter C), number (5)).

As of June 30, 2024, the Company did not have any business combination.

Note 16   Investments accounted for using equity method

Joint ventures and Associates

As of June 30, 2024 and December 31, 2023, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of June 30, 2024	As of December 31, 2023
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50,00	13,566,158	12,650,998
Central Cervecera de Colombia S.A.S.	50,00	22,462,764	19,793,183
Zona Franca Central Cervecera S.A.S.	50,00	106,699,122	106,768,550
Aguas de Origen S.A.	50,00	15,002,561	8,636,461
Total joint ventures		157,730,605	147,849,192
Aguas Danone de Argentina S.A.	49,00	998,353	880,815
Other companies		1,010,264	863,173
Total associates		2,008,617	1,743,988
Total		159,739,222	149,593,180

F-71

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Aguas Danone de Argentina S.A.	126,110	72,589
Aguas de Origen S.A.	5,242,403	3,017,505
Total	7,263,283	4,984,864

The share of net income (loss) of joint ventures and associates accounted for using the equity method are detailed as follows:

	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$
Central Cervecera de Colombia S.A.S.	(7,364,622)	(4,197,248)	(3,207,965)	(2,167,520)
Zona Franca Central Cervecera S.A.S.	818,004	(2,045,387)	628,369	(894,914)
Aguas de Origen S.A.	(1,818)	(5,307,875)	(475,281)	(3,488,573)
Cervecería Austral S.A.	1,084,748	1,409,173	470,105	334,873
Total joint ventures	(5,463,688)	(10,141,337)	(2,584,772)	(6,216,134)
Aguas Danone de Argentina S.A.	(531,917)	(20,036)	(92,994)	(122,118)
Other companies	100,123	162,693	100,123	158,342
Total associates	(431,794)	142,657	7,129	36,224
Total	(5,895,482)	(9,998,680)	(2,577,643)	(6,179,910)

Changes in investments in joint ventures and associates are detailed as follows:

	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Balance at the beginning of year	149,593,180	140,926,012
Capital contributions to acquire interests in joint ventures	10,658,097	7,086,899
Share of net income (loss) of joint ventures and associates accounted for using the equity method	(5,895,482)	(19,217,758)
Dividends received	(386,947)	(908,640)
Others (*)	5,770,374	21,706,667
Total	159,739,222	149,593,180

(*) Mainly includes effects from the foreign currency of joint ventures.

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

It is a closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Investments II SpA., and Grupo Postobón have established a joint arrangement through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Grupo Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

F-72

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Investments ll Limitada, acquired 50% of the shares of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operation, in which CCU and Grupo Postobón participate as equal shareholders. The amount of this transaction was USD 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free trade zones; manufacturing and selling products of its own brands and through licenses to CCC, CCC markets these products.

For the purposes above, previous associations involve the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

As of June 30, 2024 and December 31, 2023, the amount of capital contributions to CCC and ZF CC amounts to USD 315,150,660 and USD 304,170,191 (equivalent to ThCh$ 216,941,694 and ThCh$ 206,283,598 based on the exchange rates at the dates of the contributions), respectively. During 2024, a capital contribution of MCOP 43,000,000, equivalent to ThCh$ 10,658,097, was made through a payment schedule, where the first installment was paid on February 22, 2024 in the amount of USD 3,050,330, equivalent to ThCh$ 2,951,256, the second payment on March 21, 2024 in the amount of USD 6,417,661, equivalent to ThCh$ 6,263,060 and the third payment on April 25, 2024 in the amount of USD 1,512,478, equivalent to ThCh$ 1,443,781.

(3) Aguas Danone de Argentina S.A. and Aguas de Origen S.A.

On March 30, 2023, at an Extraordinary Shareholders' Meeting of Aguas de Origen S.A., it was agreed to increase capital and set a share premium by the shareholder Holding Internationale De Boissons S.A.S., resulting in a capital increase of ARS 1 and a share premium of ARS 80,158,267 (equivalent to ThCh$ 304,411). In another Extraordinary Meeting held on the same day, the subsidiary Compañía Cervecerías Unidas Argentina S.A., also made a capital stock contribution of ARS 1, consequently, both shareholders maintained the same participation in this company.

On June 6, 2023, at an Extraordinary Shareholders' Meeting of ADO, it was agreed: (i) to capitalize the balance in the capital adjustment account in the amount of ARS 59,643, issuing bonus shares that were awarded to the shareholders Compañía Cervecerías Unidas Argentina S.A. and Holding Internationale de Boissons S.A.S. in proportion to their shareholdings; and (ii) to approve a capital increase in the amount of ARS 29,142,000 (equivalent to ThCh$ 95,601), which was subscribed and paid in by subsidiary Compañía Cervecerías Unidas Argentina S.A. and shareholder Holding Internationale de Boissons S.A.S. in proportion to their shareholdings. As a result, both shareholders maintained the same shareholding in this company.

On September 27, 2023, at an Extraordinary Shareholders' Meeting of ADO, a capital increase was approved in the amount of ARS 1 with a share premium in the amount of ARS 1,688,179,074 (equivalent to ThCh$ 4,373,920), which was fully subscribed and paid in by the subsidiary Compañía Cervecerías Unidas Argentina S.A. In another Extraordinary Shareholders' Meeting held on the same day, a capital increase was approved for the amount of ARS 1, which was fully subscribed and paid in by the shareholder Holding Internationale De Boissons S.A.S., as a result, both shareholders maintained the same shareholding in this company.

On October 25, 2023, at an Extraordinary Shareholders' Meeting of ADO, an increase in capital stock in the amount of ARS 62,811,000 (equivalent to ThCh$ 159,661) was approved, which was subscribed and paid in equal parts by the subsidiary Compañía Cervecerías Unidas Argentina S.A. and the shareholder Holding Internationale De Boissons S.A.S.

On December 21, 2023, at an Extraordinary Shareholders' Meeting of ADO, an increase in capital stock in the amount of ARS 80,385,000 (equivalent to ThCh$ 86,937) was approved, which was subscribed and paid in equal parts by the subsidiary Compañía Cervecerías Unidas Argentina S.A. and the shareholder Holding Internationale De Boissons S.A.S.

The Company does not have any contingent liabilities related to joint ventures and associates as June 30, 2024.

Summarized financial information for associates and joint ventures: The tables below provide summarized financial information for those joint ventures and associates that are material to the group. The information disclosed reflects the amounts presented in the financial statements of the relevant associates and joint ventures and not the Company's share of those amounts. They have been amended to reflect adjustments made by the entity when using the equity method, including fair value adjustments.

F-73

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

	Associates		Joint ventures
	As of June 30, 2024	As of December 31, 2023	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and Liabilities
Current assets	116,874	120,150	160,774,602	130,488,940
Non-current assets	2,398,994	1,871,190	375,769,460	360,977,091
Current liabilities	260,365	101,254	219,962,508	106,403,754
Non-current liabilities	475,405	240,587	12,405,981	96,312,931

	Associates		Joint ventures
	For the six-months periods ended as of June 30,
	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	92,541	70,385	238,979,839	196,131,752
Operating result	60,422	(229,350)	(6,930,218)	(18,899,166)
Net income for period	(1,085,577)	(40,890)	(10,362,880)	(19,486,368)
Other comprehensive income	213,333	(40,890)	12,380,058	18,832,428
Depreciation and amortization	(90,127)	(222,871)	(11,914,212)	(10,726,064)

F-74

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 17 Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2023
Historic cost	142,547,210	57,375,791	3,199,349	3,569,831	206,692,181
Accumulated amortization	-	(33,395,900)	-	(906,609)	(34,302,509)
Book Value	142,547,210	23,979,891	3,199,349	2,663,222	172,389,672

As of December 31, 2023
Additions	-	7,250,921	-	-	7,250,921
Additions for business combinations (cost) (2)	1,962,891	-	-	-	1,962,891
Divestitures (cost)	-	(81,475)	-	-	(81,475)
Divestitures (amortization)	-	74,540	-	-	74,540
Amortization of year	-	(10,053,940)	-	(161,248)	(10,215,188)
Conversion effect (cost)	(45,306,098)	(1,838,630)	-	(110,812)	(47,255,540)
Conversion effect (amotization)	-	726,017	-	199,821	925,838
Others increases (decreases) (1)	27,807,102	245,218	-	19,228	28,071,548
Sub-Total	(15,536,105)	(3,677,349)	-	(53,011)	(19,266,465)
Book Value	127,011,105	20,302,542	3,199,349	2,610,211	153,123,207

As of December 31, 2023
Historic cost	127,011,105	62,951,825	3,199,349	3,478,247	196,640,526
Accumulated amortization	-	(42,649,283)	-	(868,036)	(43,517,319)
Book Value	127,011,105	20,302,542	3,199,349	2,610,211	153,123,207

As of June 30, 2024
Additions	251,755	5,024,766	-	-	5,276,521
Amortization of period	-	(1,965,998)	-	(92,858)	(2,058,856)
Conversion effect (amotization)	-	(52,399)	-	(11,758)	(64,157)
Conversion effect (cost)	(503,114)	(21,333)	-	138,809	(385,638)
Divestitures (cost)	(344,502)	-	-	-	(344,502)
Others increases (decreases) (1)	32,185,457	1,518,083	-	13,908	33,717,448
Sub-Total	31,589,596	4,503,119	-	48,101	36,140,816
Book Value	158,600,701	24,805,661	3,199,349	2,658,312	189,264,023

As of June 30, 2024
Historic cost	158,600,701	69,473,341	3,199,349	3,630,964	234,904,355
Accumulated amortization	-	(44,667,680)	-	(972,652)	(45,640,332)
Book Value	158,600,701	24,805,661	3,199,349	2,658,312	189,264,023

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General information, letter C), number (5).

There are no restrictions or pledges on intangible assets.

F-75

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The cash generating units associated to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of June 30, 2024	As of December 31, 2023
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	33,742,284	33,181,320
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	D&D SpA. (1)	1,962,891	1,962,891
	Cervecería Kunstmann S.A.	14,166,999	13,915,244
	Cervecería Szot SpA.	-	344,502
	Cervecera Guayacán SpA.	804,705	804,705
	Sub-Total	53,206,661	52,738,444
International Business	CCU Argentina S.A. and subsidiaries	71,264,838	41,041,119
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,920,628	2,779,956
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,823,439	3,680,609
	Bebidas Bolivianas BBO S.A.	7,402,662	6,875,725
	Sub-Total	85,411,567	54,377,409
Wines	Viña San Pedro Tarapacá S.A.	19,982,473	19,895,252
	Sub-Total	19,982,473	19,895,252
Total		158,600,701	127,011,105

(1)	See Note 1 - General information, letter C), number (5).

In relation to impairment losses on intangible assets, Management has performed impairment tests, from which no impairment losses have arisen. With respect to Trademarks with indefinite useful lives, the same methodology has been used as described in Note 18 - Goodwill.

F-76

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 18 Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2023
Historic cost	136,969,434
Book Value	136,969,434

As of December 31, 2023
Additions for business combinations (2)	2,100,677
Others increases (decreases) (1)	18,776,632
Conversion effect	(30,254,687)
Sub-Total	(9,377,378)
Book Value	127,592,056

As of December 31, 2023
Historic cost	127,592,056
Book Value	127,592,056

As of June 30, 2024
Others increases (decreases) (1)	21,527,381
Conversion effect	(14,686)
Sub-Total	21,512,695
Book Value	149,104,751

As of June 30, 2024
Historic cost	149,104,751
Book Value	149,104,751

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General information, letter C), number (5).

F-77

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of June 30, 2024	As of December 31, 2023
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	512	509
	D&D SpA. (1)	2,100,677	2,100,677
	Cervecera Guayacán SpA.	456,007	456,007
	Cervecería Szot SpA. (2)	-	202,469
	Sub-Total	46,502,677	46,705,143
International Business	CCU Argentina S.A. and subsidiaries	48,191,850	27,727,792
	Marzurel S.A., Coralina S.A. and Milotur S.A.	5,416,737	5,155,840
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	5,611,300	5,401,679
	Bebidas Bolivianas BBO S.A.	10,966,043	10,185,458
	Sub-Total	70,185,930	48,470,769
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		149,104,751	127,592,056

(1)	See Note 1 - General information, letter C), number (5).
(2)	See Note 1 - General information, letter C), number (10).

Goodwill assigned to the CGUs is subject to impairment test on an annually basis or more frequently if there are signs of potential impairment. These signs may include a significant change in the economic environment that could affect the business scenario, new legal provisions, operational performance indicators or the disposal of an important part of a CGU. The impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable value of each CGU is determined as the highest amount between its value in use and its fair value minus the cost of selling. The management considers that the value in use approach, determined by a discounted cash flows model, is the most reliable method to determine the recoverable values of the CGU.

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and/or Intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia

Estimated CAPEX for the year 2024 ThCh$	155,221	28,438	1,990	2,396	2,414
Perpetual growth	3.00%	2.50%	2.20%	2.20%	4.40%
Discount rate	9.92%	27.62%	9.81%	11.51%	15.83%

The following describes some considerations applied when determining the corresponding values in use of the CGUs that have Goodwill and/or Intangible assets with indefinite useful life assigned:

Projection period: A five-year horizon is considered for all units/brands. An exceptionally longer period of time (no longer than ten years), is considered for those units/brands that require a longer maturation period.

Cash Flows: To determine the value in use, the Company has used cash flows projections in line with the time horizon described above, based on budgets, strategic plans and projections reviewed by management for the same period of time. Given the maturity of our business, these budgets have been historicaly consistent with the results.

Management’s cash flows projection included significant judgements and assumptions relating to perpetual growth rates and discount rates.

F-78

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Perpetual growth: Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Uruguay a perpetuity rate of 2.2% is used, consistent with the expected long-term growth for this country. For Bolivia a perpetuity rate of 4.4% equivalent to long-term inflation of the country plus a percentage of the potential long-term GDP are used, In the case of Argentina, a perpetuity rate of 2.5% are used respectively, which are composed by the average inflation rate of the United States of America mentioned above, plus a percentage of the potential long-term GDP in each country.

Discount rate: Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

Based on the sensitivities calculated based on the discount rate and perpetual growth variables, management determines that no reasonably possible change in the assumptions tested would cause the carrying value to exceed the recoverable amount. In relation to goodwill as of June 30, 2024, management has not evidenced any indications of impairment.

F-79

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Others Equipment	Assets under contruction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2023
Historic cost	862,106,306	813,091,440	253,015,079	164,415,831	211,047,748	91,014,222	48,703,198	2,443,393,824
Accumulated depreciation	(280,605,555)	(443,288,574)	(169,929,241)	(113,197,301)	-	(61,286,848)	(18,240,003)	(1,086,547,522)
Book Value	581,500,751	369,802,866	83,085,838	51,218,530	211,047,748	29,727,374	30,463,195	1,356,846,302

As of December 31, 2023
Additions	-	-	-	-	138,289,044	-	-	138,289,044
Additions for business combinations (cost) (2)	181,006	534,269	-	-	-	79,094	-	794,369
Additions for business combinations (depreciation) (2)	(18,054)	(100,613)	-	-	-	(20,076)	-	(138,743)
Transfers	48,036,193	67,714,703	26,923,762	18,748,098	(174,281,473)	12,850,863	7,854	-
Transfers to Assets held for sale (cost) (3)	(20,207,777)	-	-	-	-	-	-	(20,207,777)
Conversion effect (cost)	(63,104,205)	(113,528,101)	(67,485,035)	(15,443,833)	(30,065,398)	(1,280,069)	(6,081,394)	(296,988,035)
Write off (cost)	(409,818)	(3,694,017)	(1,745,448)	(1,013,849)	-	(469,211)	-	(7,332,343)
Write off (depreciation)	375,578	3,245,257	1,568,049	1,013,399	-	433,053	-	6,635,336
Capitalized interests	-	-	-	-	761,764	-	-	761,764
Depreciation	(24,989,553)	(33,391,578)	(21,216,223)	(13,532,247)	-	(9,853,805)	(1,982,689)	(104,966,095)
Conversion effect (depreciation)	3,365,254	16,180,666	26,110,062	9,095,329	-	280,915	900,299	55,932,525
Others increases (decreases) (1)	36,545,275	63,049,635	25,926,231	2,886,596	13,403,899	65,091	3,686,922	145,563,649
Divestitures (cost)	(1,916,386)	(2,683,843)	(7,033,035)	(3,109,155)	-	(577,033)	(2,919,093)	(18,238,545)
Divestitures (depreciation)	1,823,097	2,519,811	6,862,886	2,917,906	-	519,197	2,393,347	17,036,244
Sub-Total	(20,319,390)	(153,811)	(10,088,751)	1,562,244	(51,892,164)	2,028,019	(3,994,754)	(82,858,607)
Book Value	561,181,361	369,649,055	72,997,087	52,780,774	159,155,584	31,755,393	26,468,441	1,273,987,695

As of December 31, 2023
Historic cost	861,973,319	829,082,360	229,128,739	167,059,351	159,155,584	102,103,144	44,781,726	2,393,284,223
Accumulated depreciation	(300,791,958)	(459,433,305)	(156,131,652)	(114,278,577)	-	(70,347,751)	(18,313,285)	(1,119,296,528)
Book Value	561,181,361	369,649,055	72,997,087	52,780,774	159,155,584	31,755,393	26,468,441	1,273,987,695

As of June 30, 2024
Additions	-	-	-	-	73,053,643	-	-	73,053,643
Transfers	21,058,741	46,822,304	9,823,113	10,921,478	(100,912,851)	5,633,092	6,654,123	-
Non-current assets of disposal groups classified as held for sale (cost) (3)	(2,179,999)	(3,872)	-	-	-	-	-	(2,183,871)
Conversion effect (cost)	(427,513)	(2,367,706)	(2,097,194)	610,949	(364,876)	163,412	(249,246)	(4,732,174)
Write off (cost)	(83,937)	(2,150,210)	(1,499,350)	(584,373)	-	(459,890)	-	(4,777,760)
Write off (depreciation)	82,156	2,036,295	1,452,980	583,549	-	435,949	-	4,590,929
Capitalized interests	-	-	-	-	353,713	-	-	353,713
Depreciation	(13,637,580)	(22,365,241)	(13,811,088)	(8,308,676)	-	(4,778,768)	(1,057,479)	(63,958,832)
Conversion effect (depreciation)	(221,933)	(1,207,532)	388,748	(479,267)	-	(154,541)	51,964	(1,622,561)
Others increases (decreases) (1)	47,077,100	79,774,504	29,997,017	3,502,605	9,148,623	706,547	3,385,596	173,591,992
Divestitures (cost)	(308)	(3,483)	(396,147)	(4,211,660)	-	(1,270,892)	-	(5,882,490)
Divestitures (depreciation)	308	3,483	345,716	4,151,712	-	1,223,236	-	5,724,455
Sub-Total	51,667,035	100,538,542	24,203,795	6,186,317	(18,721,748)	1,498,145	8,784,958	174,157,044
Book Value	612,848,396	470,187,597	97,200,882	58,967,091	140,433,836	33,253,538	35,253,399	1,448,144,739

As of June 30, 2024
Historic cost	928,952,178	903,128,368	265,068,331	177,273,767	140,433,836	106,445,764	56,954,939	2,578,257,183
Accumulated depreciation	(316,103,782)	(432,940,771)	(167,867,449)	(118,306,676)	-	(73,192,226)	(21,701,540)	(1,130,112,444)
Book Value	612,848,396	470,187,597	97,200,882	58,967,091	140,433,836	33,253,538	35,253,399	1,448,144,739
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”
(2)	See Note 1 - General information, letter C), number (5).
(3)	See Note 1 - Note 14 Non-current assets of disposal groups classified as held for sale, letter a) for 2023 and letter b) for 2024.

F-80

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The balance of the land at the end of each period is as follows:

	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Land	269,746,803	253,143,223
Total	269,746,803	253,143,223

Capitalized interest as of June 30, 2024 amounted ThCh$ 353,713 (ThCh$ 259,290 as of December 31, 2023), using an annually capitalization rate of 3.25% (3.30% as of December 31, 2023).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land, The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of June 30, 2024, the Company maintained approximately 4,753 hectares of which 4,302 are for vines in production stage. Of the total hectares mentioned above, 4,140 correspond to own land and 162 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2024, the production in plant vines yield was approximately 70.0 million kilos of grapes (63.5 million kilos of grapes in 2023).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to impairment losses on Property, plant and equipment, Management has analyzed internal and external indicators and has not found evidence of impairment at June 30, 2024.

The depreciation year ended as of June 30, 2024 and 2023, recognized in net income and other assets is as follows:

	As of June 30, 2024	As of June 30, 2023
	ThCh$	ThCh$
Recognized in net incomes (*)	63,521,739	55,398,163
Recognized in others assets	437,093	600,935
Total	63,958,832	55,999,098

(*) Includes ThCh$ 484,690 (ThCh$ 987,377 as of June 30, 2023) of depreciation of agricultural assets (barrels), related to the cost of selling wine.

F-81

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 20 Investment Property

Investment property movements are detailed as follows:

	Land	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2023
Historic cost	7,661,029	3,550,177	11,211,206
Accumulated depreciation	-	(927,212)	(927,212)
Book Value	7,661,029	2,622,965	10,283,994

As of December 31, 2023
Additions	-	36,101	36,101
Depreciation	-	(72,250)	(72,250)
Conversion effect (cost)	(4,013,380)	(1,497,425)	(5,510,805)
Conversion effect (depreciation)	-	117,411	117,411
Others increases (decreases) (1)	2,468,404	798,301	3,266,705
Sub-Total	(1,544,976)	(617,862)	(2,162,838)
Book Value	6,116,053	2,005,103	8,121,156

As of December 31, 2023
Historic cost	6,116,053	2,887,154	9,003,207
Accumulated depreciation	-	(882,051)	(882,051)
Book Value	6,116,053	2,005,103	8,121,156

As of June 30, 2024
Depreciation	-	(53,786)	(53,786)
Conversion effect (cost)	(163,881)	(59,536)	(223,417)
Conversion effect (depreciation)	-	3,584	3,584
Others increases (decreases) (1)	2,813,416	960,547	3,773,963
Sub-Total	2,649,535	850,809	3,500,344
Book Value	8,765,588	2,855,912	11,621,500

As of June 30, 2024
Historic cost	8,765,588	3,788,165	12,553,753
Accumulated depreciation	-	(932,253)	(932,253)
Book Value	8,765,588	2,855,912	11,621,500

(1) Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposesand therefore no longer generates income for the Company in 2024. Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 126,488 for period ended as of June 30, 2024 (ThCh$ 75,946 as of June 30, 2023). In addition, the expenses associated with such investment properties amounted to ThCh$ 41,599 for the period ended as of June 30, 2024 (ThCh$ 61,221 as of June 30, 2023).

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 100% of the carrying amount is ThCh$ 19,471,839.

Management has not detected evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

F-82

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Consolidated Financial Statements are detailed as follows:

	As of June 30, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (1)	75,182,177	171,173,692	24,494,870	174,074,170
Bonds payable (1)	96,174,313	1,031,632,249	38,650,859	1,050,838,488
Derivatives not designated as hedges (2)	1,191,868	-	468,541	-
Derivatives designated as hedges (2)	3,439,824	8,850,033	3,207,739	9,333,449
Deposits for return of bottles and containers	11,986,383	-	11,774,922	-
Put option liability (3)	-	-	28,554,669	-
Total	187,974,565	1,211,655,974	107,151,600	1,234,246,107

(1) See Note 5 - Risk administration.

(2) See Note 7 - Financial instruments.

(3) See Note 1 - General information, letter C), number (4).

F-83

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of June 30, 2024:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,458	5,634	8,092	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,972	9,222	12,194	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	7,209	28,525	35,734	At maturity	6.96
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	1,541,550	1,541,550	At maturity	7.17
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	275,000	275,000	At maturity	7.50
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	3,799	-	3,799	At maturity	7.20
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	11,373,130	-	11,373,130	At maturity	5.67
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	10,208	-	10,208	At maturity	7.35
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	10,167	10,167	At maturity	7.32
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,527	16,527	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	25,487	-	25,487	At maturity	7.74
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	58,394	58,394	At maturity	8.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	3,029,945	3,029,945	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,654,807	1,654,807	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	10,144	-	10,144	At maturity	7.61
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	17,703,703	-	17,703,703	At maturity	42.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Galicia	Argentina	ARS	7,487,933	-	7,487,933	At maturity	41.75
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco ICBC	Argentina	ARS	5,206,973	-	5,206,973	At maturity	42.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Patagona	Argentina	ARS	10,393,320	-	10,393,320	At maturity	41.20
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Santander	Argentina	ARS	12,727,163	-	12,727,163	At maturity	42.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	10,104	-	10,104	At maturity	42.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	317,524	-	317,524	At maturity	41.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco San Juan	Argentina	ARS	27	-	27	At maturity	41.20
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	37	-	37	At maturity	61.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	40,527	446,897	487,424	Quarterly	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	59,707	-	59,707	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,580	517,096	518,676	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	10,878	-	10,878	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,835	305,282	309,117	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,321	305,282	307,603	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	7,696	352,771	360,467	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	6,611	909,063	915,674	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,171	298,498	300,669	Semiannual	5.95
Total							65,417,517	9,764,660	75,182,177

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration,

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	1,311	1,266,008	1,267,319	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	40,014	28,380,411	28,420,425	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	67,110	297,796	364,906	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulación S	United States	USD	7,593,689	-	7,593,689	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	735,036	20,605	755,641	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	1,133,769	-	1,133,769	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	108,311	56,530,253	56,638,564	Semiannual	1.00
Total							9,679,240	86,495,073	96,174,313

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-84

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

As of December 31, 2023:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,373	5,439	7,812	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,845	8,764	11,609	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	13,506	23,703	37,209	At maturity	6.96
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	7,054	-	7,054	At maturity	3.50
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	549,050	549,050	At maturity	8.34
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	1,541,550	1,541,550	At maturity	7.17
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,363	-	1,363	At maturity	9.60
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	16,700,666	-	16,700,666	At maturity	5.88
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	79,750	-	79,750	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	34,320	34,320	At maturity	8.58
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,750	16,750	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	213,582	-	213,582	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	32,080	-	32,080	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,656,358	1,656,358	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	58,367	58,367	At maturity	8.00
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	604,555	-	604,555	At maturity	8.66
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Citibank	Argentina	ARS	31,389	-	31,389	Daily	130.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	BBVA	Argentina	Euros	177,940	-	177,940	At maturity	19.80
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Santander	Argentina	ARS	23,144	-	23,144	At maturity	105.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	271	-	271	At maturity	105.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	36,016	135,081	171,097	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	20,366	280,005	300,371	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	19,734	480,288	500,022	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,857	289,853	293,710	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,689	277,250	280,939	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	19,383	-	19,383	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	6,589	567,103	573,692	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,734	567,103	570,837	Semiannual	5.50
Total							18,003,886	6,490,984	24,494,870

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Maturity (*)
							0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	1,237,075	3,851	1,240,926	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond L	897 28/06/2018	Chile	UF	42,917	27,813,845	27,856,762	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	65,763	291,746	357,509	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	7,053,155	-	7,053,155	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond P	897 28/06/2018	Chile	UF	720,004	21,005	741,009	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	1,110,156	-	1,110,156	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	61,750	229,592	291,342	Semiannual	1.00
Total							10,290,820	28,360,039	38,650,859

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Non-current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of June 30, 2024:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	15,742	16,845	18,803	51,390	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	26,549	29,696	40,675	96,920	Monthly	5.65
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	90,000,000	-	90,000,000	At maturity	7.17
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	30,000,000	-	30,000,000	At maturity	7.50
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	7.35
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	7.32
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	6,727,170	-	-	6,727,170	At maturity	7.74
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	5,972,493	-	5,972,493	At maturity	8.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	825,943	-	-	825,943	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,000,000	-	16,000,000	At maturity	7.61
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,163,464	1,152,868	1,890,631	4,206,963	Quarterly	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,316,099	2,411,708	3,617,563	9,345,370	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	775,643	775,644	-	1,551,287	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	698,078	698,078	-	1,396,156	Semiannual	5.50
Total							18,548,688	147,057,332	5,567,672	171,173,692

(*)The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-85

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 06/28/2018	Chile	UF	10,484	10,369	112,802,600	112,823,453	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 06/28/2018	Chile	UF	56,672,117	-	-	56,672,117	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 06/28/2018	Chile	UF	536,884	536,884	75,414,285	76,488,053	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	-	-	560,739,131	560,739,131	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 06/28/2018	Chile	UF	54,948	54,948	75,230,055	75,339,951	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 08/20/2022	Chile	UF	-	-	149,569,544	149,569,544	Semiannual	2.70
Total							57,274,433	602,201	973,755,615	1,031,632,249

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

As of December 31, 2023:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	15,198	16,263	21,940	53,401	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	25,276	28,272	47,416	100,964	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	15,062	-	-	15,062	At maturity	6.96
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	30,000,000	-	30,000,000	At maturity	8.34
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	90,000,000	-	90,000,000	At maturity	7.17
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	8.58
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	6,726,334	-	6,726,334	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	2,994,217	-	-	2,994,217	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	1,651,019	-	-	1,651,019	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	5,967,737	-	5,967,737	At maturity	8.00
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,000,000	-	16,000,000	At maturity	8.66
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,080,648	1,080,648	2,026,213	4,187,509	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,240,038	2,240,038	3,920,067	8,400,143	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	720,432	960,576	-	1,681,008	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	486,291	648,388	162,097	1,296,776	Semiannual	5.50
Total							14,228,181	153,668,256	6,177,733	174,074,170

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	10,270	10,158	110,456,141	110,476,569	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	55,527,378	13,876,608	-	69,403,986	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	526,108	526,108	73,976,883	75,029,099	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	-	-	520,409,088	520,409,088	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	56,014	56,014	73,680,966	73,792,994	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	-	-	146,434,024	146,434,024	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	55,292,728	-	-	55,292,728	Semiannual	1.00
Total							111,412,498	14,468,888	924,957,102	1,050,838,488

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7 - Financial instruments.

The current effective interest rates of bond obligations are as follows:

Bonds Serie J	2.89%
Bonds Serie L	1.21%
Bonds Serie M	0.87%
Bonds International	3.30%
Bonds Serie P	3.36%
Bonds Serie R	2.81%
Bonds Serie D	0.53%

The terms and conditions of the main interest accruing obligations as of June 30, 2024, are detailed as follows:

F-86

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

A)	Bank Borrowings

Banco del Estado de Chile - Bank Loans

a)	On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17% per annum. The subsidiary amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2017 this loan was renewed for 5 years, with maturity on July 27, 2022.

This loan accrues interest at an annual fixed rate of 4.68%. The Subsidiary pays interest semi-annually and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2022 this loan was renewed for 5 years, with maturity on July 27, 2027.

This loan bears interest at a annual fixed rate of 8.664%. The company pays interests semiannually and the principal amortization consists of a single payment at the end of the established term.

On June 27, 2024, the interest rate was refinanced at a annual fixed rate of 7.608%, maintaining the current terms of the loan.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

-	Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

-	Maintain a debt ratio of no more than 3, measured as Total liabilities divided by Equity.

-	Maintain an Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than
UF 10,000, except under the terms established by the agreement, among other.

On the other hand, the Company, through an agreement dated July 27, 2022, forces to maintain a direct or indirect shareholding of at least 50.1%, which allows it to control its subsidiary Compañía Pisquera de Chile S.A. during the term of this loan.

As of June 30, 2024, the subsidiary was in compliance with all the requirements of this obligation.

b)	On April 16, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate maturing on April 17, 2023.

On April 17, 2023, this loan was renewed for a 3-year term, maturing on April 17, 2026.

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

c)	On April 21, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate maturing on April 21, 2023.

On April 21, 2023, this loan was renewed for a 3-year term, maturing on April 21, 2026.

On June 5, 2024, the interest rate was refinanced, maintaining the other current terms of the loan.

F-87

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

d)	On July 19, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on July 18, 2025.

On June 5, 2024, the interest rate was refinanced, maintaining the other current terms of the loan.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

e)	On August 11, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,750,000, at a fixed interest rate, maturing on August 11, 2027.

On June 5, 2024, the interest rate was refinanced, maintaining the other current terms of the loan.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

The bank loan mentioned above requires complying certain informational requirements and also compliance with certain financial ratios that are described below:

a.	A Coverage of Financial Expenses higher than or equal to four times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

f)	On May 12, 2023, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,000,000, at a fixed interest rate, maturing on May 12, 2028.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

The bank loan mentioned above requires complying certain informational requirements and also compliance with certain financial ratios that are described below:

a.	A Coverage of Financial Expenses higher than or equal to four times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of June 30, 2024, the subsidiary was in compliance with the financial covenants.

g)	On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000 (current balance of ThCh$ 30,000,000 as of December 31, 2023), at a fixed interest rate, maturing on April 13, 2022.

On April 13, 2022, this loan was renewed for a 5-year term, maturing on April 13, 2027.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

On March 31, 2023, ThCh$ 10,000,000 of principal due was paid in advance.

On May 17, 2024, the interest rate was refinanced, maintaining the other current terms of the loan

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1,5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a consolidated financial expense coverage of not less than 3 times, defined as the ratio between ORBDA and Financial Costs. ORBDA[1] is the sum of the accounts Gross Margin and Other Income by Function, less the accounts Distribution Costs, Administrative Expenses and Other Expenses by Function and plus the line Depreciation and Amortization recorded in the Note Costs and Expenses by Nature. For Financial Costs, the account of the same name contained in the Consolidated Statement of Income by Function. The Consolidated Financial Expense Coverage will be calculated for the twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the month of closing of such Consolidated Financial Statements.

c.	The Issuer shall maintain an Adjusted Shareholders' Equity at the consolidated level of at least ThCh$ 312,516,750. For these purposes, Adjusted Shareholders' Equity corresponds to the sum of /i/ the account Equity attributable to owners of the controlling company contained in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Interim Dividends, Dividends provided according to policy, as well as all other accounts related to provision for dividends, contained in the Consolidated Statement of Changes in Shareholders' Equity.

d.	The Issuer shall maintain unencumbered assets for an amount equal to at least 1.2 times the outstanding amount of unsecured financial debt, For these purposes, assets and debts shall be valued at book value. The term "unencumbered assets" means: /a/ the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets pledged as collateral indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Financial Debt, the definition given to this term is found in the Indenture.

e.	The Issuer shall maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production, indistinctly, of Beer and/or Alcoholic Beverages and/or Nectars and/or Mineral and/or Bottled Waters, hereinafter the "Essential Businesses", equal to or not less, either with respect to one or more of the aforementioned categories or all of them together, than 15.9 million hectoliters per year.

g.	The Issuer shall maintain, directly or through a subsidiary, ownership of the trademark "CRISTAL", word or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	The Issuer shall not make investments in instruments issued by "related parties" other than its subsidiaries, nor to carry out with them other transactions outside its normal line of business, under conditions other than those established in Title XVI of the Corporations Law.

1 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

As of June 30, 2024, the Company was in compliance with the financial covenants.

h)	On October 13, 2021, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 90,000,000, at a fixed interest rate, maturing on April 6, 2023.

On April 6, 2023, the loan was renewed with Banco del Estado de Chile for a term of 5 years, maturing on April 6, 2028.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[2] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

2 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

As of June 30, 2024, the Company was in compliance with the financial covenants.

Banco de Chile - Bank Loans

a)	On July 5, 2021, the subsidiary Cervecera GuayacánSpA. subscribed a bank loan with Banco de Chile for a total of
UF 2,110 (equivalent to ThCh$ 59,482 as of June 30, 2024), at a fixed interest rate, maturing on June 5, 2031.

The subsidiary amortizes interest and principal on a monthly basis.

b)	On December 17, 2021, the subsidiary Cervecera GuayacánSpA. subscribed a bank loan with Banco de Chile for a total of UF 3,663 (equivalent outstanding balance is ThCh$ 109,114 as of June 30, 2024), at a fixed interest rate, maturing on November 17, 2031.

The subsidiary amortizes interest and principal on a monthly basis.

Scotiabank Chile - Bank Loans

a)	On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 10,000,000 (equivalent outstanding balance is ThCh$ 2,500,000 as of June 30, 2024), at a fixed interest rate, maturing on December 9, 2025.

The subsidiary amortizes interest and capital semi-annually with a first payment on June 9, 2020.

The bank loan mentioned above requires compliance with certain information requirements and also with certain covenants, which will be measured on the subsidiary's Semi-Annual Consolidated Financial Statements:

i. A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA3 divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

ii. A ratio of Net Financial Debt to ORBDA less than or equal to four times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of June 30, 2024, the subsidiary was in compliance with all the requirements of this obligation.

b)	On March 17, 2020, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 3,000,000 at a fixed interest rate and maturity on March 16, 2025.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

The bank loan mentioned above requires compliance with certain information requirements and also with certain covenants, which will be measured on the subsidiary's Semi-Annual Consolidated Financial Statements:

3 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-91

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

i. A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

ii. A ratio of Net Financial Debt to ORBDA less than or equal to four times, For these purposes, the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of June 30, 2024, the subsidiary was in compliance with all the requirements of this obligation.

c)	On February 18, 2020, the subsidiary Bebidas CCU-PepsiCo SpA. signed a bank loan with Scotiabank Chile for a total of
ThCh$ 2,000,000 at a fixed interest rate and maturity on February 18, 2023. The Company recognized the 50% of this loan in accordance with its participation on this joint operation.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

On February 18, 2023, the loan was fully paid.

Banco Crédito e Inversiones - Bank loans

a)	On May 18, 2020, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 69,000 at a fixed interest rate, maturing on April 24, 2024.

The Company amortizes interest and principal on a monthly basis.

On April 24, 2024, the loan was fully paid.

b)	On July 23, 2021, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 100,000 (equivalent outstanding balance is ThCh$ 29,609 as of June 30, 2024) at a fixed interest rate, maturing on June 16, 2025.

The Company amortizes interest and principal on a monthly basis.

Banco Mercantil Santa Cruz S.A. - Bank loans

a)	On June 26, 2017, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 bolivians (current balance equivalent to ThCh$ 9,345,370 as of June 30, 2024), at a fixed interest rate, maturing on April 4, 2032.

The BBO subsidiary amortizes interest on a quarterly basis, and the capital amortization will begin to be settled from November 12, 2024 on a quarterly basis.

b)	On May 31, 2019, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 34,300,000 bolivians (current balance equivalent to ThCh$ 4,653,824 as of June 30, 2024), at a fixed interest rate, maturing on July 21, 2032.

The BBO subsidiary amortizes interest on a quarterly basis and the capital amortization will begin to be settled from October 31, 2024 on a quarterly basis.

c)	On June 30, 2022, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 17,150,000 bolivians (current balance equivalent to ThCh$ 2,326,912 as of June 30, 2024), at a fixed interest rate and maturing on June 25, 2028.

This loan accrues interest at a fixed interest rate. The BBO subsidiary will amortize interest on a semi-annual basis, and the capital amortization will begin to be settled on June 25, 2024 on a semi-annual basis.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

d)	On May 29, 2023, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 10,290,000 bolivians (current balance equivalent to ThCh$ 1,396,156 as of June 30, 2024), at a fixed interest rate and maturing on May 10, 2029.

This loan accrues interest at a fixed interest rate. The BBO subsidiary will amortize interest on a semi-annual basis, and the capital amortization will begin to be settled on November 10, 2025 on a semi-annual basis.

B)	Bonds

Series H Bonds - CCU S.A.

On March 23, 2009, under number 573, the Company recorded in the Securities Record the issue of bonds Series H for UF 2 million, with 21 years terms. Emission was placed in the local market on April 2, 2009. The issuance of the Bond H was UF 2 million with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital annually.

On September 15, 2023, the Company proceeded to prepay this bond for the total principal due at that date, equivalent to ThCh$ 42,757,520.

On the other hand, the inflationary risk associated with the interest rate, to which Bond H was exposed, was mitigated until the same date of prepayment of Bond H, through the use of Cross Currency Swap contracts, which left the rate fixed.

Series J Bonds - CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million (the balance outstanding is ThCh$ 112,715,580 as of June 30, 2024) with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a consolidated financial expense coverage of not less than three times, defined as the ratio between ORBDA[4] and Financial Expenses. ORBDA is the sum of the accounts Gross margin and Other income per function, minus the accounts Distribution expenses, Administrative expenses and Other expenses per function and plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

4 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-93

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

c.	Maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of / i / the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and / ii / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	Maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: / a / Assets Free of Liens is the difference between / i / the Total Assets account in the Consolidated Statement of Financial Position, and / ii / the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and / b / Financial Debt is defined in the Issuance Contract.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: / a / Cervecera CCU Chile Limitada and / b / Embotelladoras Chilenas Unidas S.A.

f.	Not to sell, nor allow them to be sold, nor assign ownership and not to transfer and/or in any way dispose of, either through one transaction or a series of transactions, directly or indirectly, assets owned by it and its subsidiaries, necessary to maintain in Chile, directly and/or through one or more subsidiaries, a nominal installed capacity for the production without distinction of Beers and / or non-alcoholic Beverages and / or Nectars and / or Mineral and / or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	To maintain directly or through a subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in the contract.

The inflationary risk associated with the interest rate to which the J Bond is exposed was mitigated through the use of Cross Currency Swap contracts, which left the rate fixed until August 11, 2023, the date on which it was settled. See details of the Company's hedging in Note 7 - Financial instruments.

As of June 30, 2024, the Company was in compliance with the financial covenants.

Series L Bonds - CCU S.A.

On June 28, 2018 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020 the Company recorded in the Securities Record the issue of Bonds Series L for UF 3 million (the balance outstanding is ThCh$ 84,536,685 as of June 30, 2024), maturing on June 1, 2027. The L Series Bonds will accrue on the unpaid capital expressed in UF an interest rate of 1.20% calculated on the basis of equal semesters of 180 days, equivalent to 0.5982% semiannual. The interests will be accrued from June 1, 2020 and will be paid semiannually as from December 1, 2020. The capital will be paid semiannually as from December 1, 2023.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[5] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in Chapter XVI of open stocks companies law.

The inflation risk associated to the interest rate to which Bond L is exposed is mitigated through the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in Note 7 – Financial Instruments.

As of June 30, 2024, the Company was in compliance with the financial covenants.

5 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Series M Bonds - CCU S.A.

On June 28, 2018 under the number 898, CCU S.A. recorded in the Securities Registry the issuance of a 30-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated June 10, 2020, the Series M Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 75,143,720 as of June 30, 2024) with maturity on June 1, 2030. The Series M bonds will accrue interest at an annual rate of 1.60% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 0.7968% per semester. Interest will accrue as from June 1, 2020, will be paid semi-annually as from December 1, 2020 and principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank, It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA[6] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board, Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

6 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

e.	Maintain directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in Chapter XVI of open stocks companies law.

The inflationary risk associated to the interest rate in which this Bond M is exposed is mitigated by the use of Cross Currency Swap contracts, which leaves the rate fixed until June 1, 2023, the date on which it was liquidated. See details of the Company's hedging in Note 7 - Financial instruments.

As of June 30, 2024, the Company was in compliance with the financial covenants.

Series P Bonds - CCU S.A.

On March 15, 2022 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated March 30, 2022, the Series P Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 75,143,720 as of June 30, 2024) with maturity on March 15, 2032. The Series P bonds will accrue interest at an annual rate of 3.35% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.6% per semester, Interest will accrue as from March 15, 2022, will be paid semi-annually as from September 15, 2022 and principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA[7] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board, Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in Chapter XVI of open stocks companies law.

The inflationary risk associated to the interest rate in which this Bond P is exposed is mitigated by the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in Note 7 - Financial instruments.

As of June 30, 2024, the Company was in compliance with the financial covenants.

7 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Series International - CCU S.A.

On January 19, 2022, the Company issued and placed in the international markets bonds in the amount of US$ 600,000,000 (equivalent to ThCh$ 566,604,000 as of June 30, 2024), with an annual interest rate of 3.350%, payable semiannually for a term of 10 years, and payment of principal in one installment at maturity on January 19, 2032, subject to Rule 144 and Regulation S of the U.S. Securities Act of 1933.

Bond Serie R - CCU S.A.

On August 30, 2022 and under number 1,115, CCU S.A. registered in the relevant securities registry a new line of bonds, in which a line of 30-year bonds was established, under which the issuer may issue one or more series of bonds to the market.

As stated in the complementary public documents dated August 26, 2022, the Series R Bond, bearer and dematerialized, has been placed for a total of UF 4 million (equivalent to ThCh$ 150,287,440 as of June 30, 2024), maturing on September 15, 2042. The Series R bonds will accrue a compounded annual interest rate of 2.70% on the outstanding principal, expressed in Unidades de Fomento, calculated on the basis of equal semesters of 180 days, equivalent to 1.3410% semiannually. Interest will be accrued as from September 15, 2022, and will be paid semi-annually as from March 15, 2023. The principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bondholders and paying bank, requiring that the Company complies with the following covenants with respect to its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[8] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of theliability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

8 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in Chapter XVI of open stocks companies law.

As of June 30, 2024, the Company was in compliance with the financial covenants.

Series D Bonds - VSPT S.A.

On December 12, 2019 under the number 986, VSPT recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020, VSPT recorded in the Securities Record the issue of Bonds Series D for UF 1.5 millions (equivalent to ThCh$ 56,357,790 as of June 30, 2024), maturing on June 1, 2025. The interest and capital will be paid semiannually from December 1, 2020 at a fixed interest rate of 1.00% annually.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and requires that the Company comply with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than 2.5 times defined as the ratio between ORBDA[9] and Financial Expenses hereinafter, "Consolidated Financial Expense Coverage". For these purposes the following must be considered: /i/ ORBDA is defined as the sum of the items Gross margin and Other income per function, minus the items Distribution expenses, Administrative expenses and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, /ii/ Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function, The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

9 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-100

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 100,000,000 at the issuing of every quarterly Consolidated Financial Statement. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity of the issuer.

d.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in the contract with related parties, and neither carry out other operations outside its normal line of business.

e.	It is obliged to record the provisions that arise from adverse contingencies, which in the opinion of the administration should be referred to in the Consolidated Financial Statements.

The exchange rate risk to which Bond D is exposed is proportionally mitigated through the use of Cross Currency Swap contracts. See detail of the Company's hedging in Note 7 - Financial Instruments.

As of June 30, 2024, the subsidiary was in compliance with the financial covenants.

F-101

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 22 Right of use assets and Lease liabilities

Right of use assets

The net book value of lands, buildings, machinery, fixtures and accessories, and other property, plant and equipment corresponds to financial lease contracts. The movement for assets by right of use is as follows:

	Land and buildings	Machinery	Fixtures, accessories and other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2023
Historic cost	44,902,809	8,686,624	5,697,398	59,286,831
Accumulated depreciation	(16,224,686)	(5,913,230)	(2,282,944)	(24,420,860)
Book Value	28,678,123	2,773,394	3,414,454	34,865,971
Additions	9,761,428	2,049,490	285,144	12,096,062
Additions for business combinations (cost) (2)	-	-	26,726	26,726
Conversion effect (cost)	(3,605,945)	(5,279,722)	14,083	(8,871,584)
Depreciation (*)	(7,720,353)	(1,576,613)	(1,684,616)	(10,981,582)
Conversion effect (depreciation)	1,998,626	2,694,334	(7,316)	4,685,644
Others increases (decreases) (1)	1,844,506	1,888,499	296,829	4,029,834
Divestitures (cost)	(144,097)	-	-	(144,097)
Divestitures (depreciation)	38,247	-	-	38,247
Sub-Total	2,172,412	(224,012)	(1,069,150)	879,250
Book Value	30,850,535	2,549,382	2,345,304	35,745,221
As of December 31, 2023
Historic cost	51,646,199	8,632,533	6,204,646	66,483,378
Accumulated depreciation	(20,795,664)	(6,083,151)	(3,859,342)	(30,738,157)
Book Value	30,850,535	2,549,382	2,345,304	35,745,221

As of June 30, 2024
Additions	5,860,495	74,319	401,546	6,336,360
Conversion effect (cost)	(145,605)	(204,701)	11,191	(339,115)
Depreciation (*)	(3,955,092)	(957,582)	(686,392)	(5,599,066)
Conversion effect (depreciation)	97,709	143,015	(7,315)	233,409
Others increases (decreases) (1)	1,656,614	1,349,025	93,925	3,099,564
Divestitures (cost)	(1,500,570)	(49,918)	(250,557)	(1,801,045)
Divestitures (depreciation)	106,101	36,052	119,504	261,657
Sub-Total	2,119,652	390,210	(318,098)	2,191,764
Book Value	32,970,187	2,939,592	2,027,206	37,936,985
As of June 30, 2024
Historic cost	58,134,383	11,280,063	6,452,169	75,866,615
Accumulated depreciation	(25,164,196)	(8,340,471)	(4,424,963)	(37,929,630)
Book Value	32,970,187	2,939,592	2,027,206	37,936,985

(1)	It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.
(2)	See Note 1 - General information, letter C), number (5).

(*) This amount includes ThCh$ 191,393 (ThCh$ 451,074 as of June 30, 2023) for depreciation activated by agricultural assets, associated to the cost of sale of wine.

F-102

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Lease liabilities

Lease libialities that accrue interest classified by type of obligation and by their classification in the Consolidated Statement of Financial Position are the following:

	As of June 30, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities (1)	8,038,010	34,606,451	7,142,360	34,061,739
Total	8,038,010	34,606,451	7,142,360	34,061,739

(1)	See Note 5 - Risk administration.

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635,63 with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market.

At the time of sale, the Company recognized ThCh$ 3,108,950 as a gain for the building portion not leased by the Company and ThCh$ 2,276,677 as a liability that was deferred until completion of the building. At this time, the Company recorded the transaction as a financial lease.

On February 28, 2018, the Company carried out an amendment to the contract with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., recording a balance debt of UF 608,375, with 2.59% annual interest and maturity on February 5, 2048.

The book value, nominal value, and interest rates of these lease liabilities are as follows:

Current lease liabilities

As of June 30, 2024

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	16,133	49,281	65,414	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	144,471	441,097	585,568	Monthly	3.95
Subtotal							160,604	490,378	650,982
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	308,492	138,939	447,431	Monthly	2.64
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	11,375	11,380	22,755	Monthly	4.86
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,631,395	4,461,025	6,092,420	Monthly	2.76
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	108,435	325,304	433,739	Monthly	3.34
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	43,061	104,481	147,542	Monthly	30.94
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	49,419	125,656	175,075	Monthly	10.12
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	31,796	36,270	68,066	Monthly	0.84
Subtotal (leases IFRS )							2,183,973	5,203,055	7,387,028
Total							2,344,577	5,693,433	8,038,010

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-103

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	18,068	53,801	71,869	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	325,406	976,218	1,301,624	Monthly
Subtotal							343,474	1,030,019	1,373,493
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	69,611	149,050	218,661	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	11,510	11,510	23,020	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,818,931	4,942,689	6,761,620	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	124,497	373,490	497,987	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	134,137	363,914	498,051	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	59,082	149,212	208,294	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	38,264	46,185	84,449	Monthly
Subtotal (leases IFRS )							2,256,032	6,036,050	8,292,082
Total							2,599,506	7,066,069	9,665,575

As of December 31, 2023

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	46,742	58,352	105,094	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	138,201	421,929	560,130	Monthly	3.95
Subtotal							184,943	480,281	665,224
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	81,801	96,742	178,543	Monthly	2.61
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	10,764	32,291	43,055	Monthly	1.80
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,508,830	3,748,411	5,257,241	Monthly	2.96
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	94,946	284,840	379,786	Monthly	3.17
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	103,598	181,762	285,360	Monthly	16.33
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	64,814	160,461	225,275	Monthly	33.61
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	34,985	72,891	107,876	Monthly	0.84
Subtotal (leases IFRS )							1,899,738	4,577,398	6,477,136
Total							2,084,681	5,057,679	7,142,360

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	49,257	64,180	113,437	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	318,629	955,887	1,274,516	Monthly
Subtotal							367,886	1,020,067	1,387,953
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	86,780	111,905	198,685	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	10,767	32,301	43,068	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,585,174	4,222,379	5,807,553	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	31,917	95,753	127,670	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	209,906	481,331	691,237	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	83,515	206,356	289,871	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	41,835	88,294	130,129	Monthly
Subtotal (leases IFRS )							2,049,894	5,238,319	7,288,213
Total							2,417,780	6,258,386	8,676,166

F-104

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Non-current lease liabilities

As of June 30, 2024

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79.862.750-3	CCU and subsidiaries	Chile	97.030.000-7	Suppliers of PPE	Chile	UF	86,589	-	-	86,589	Monthly	2.14
90.413.000-1	CCU and subsidiaries	Chile	99.012.000-5	Suppliers of PPE	Chile	UF	1,234,877	1,325,658	18,370,142	20,930,677	Monthly	3.95
Subtotal							1,321,466	1,325,658	18,370,142	21,017,266
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	63,793	-	-	63,793	Monthly	2.64
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	6,829,637	3,377,691	988,073	11,195,401	Monthly	2.76
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	353,966	326,272	1,059,908	1,740,146	Monthly	3.34
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	191,838	83,492	20,177	295,507	Monthly	30.94
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	238,844	-	-	238,844	Monthly	10.12
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	55,494	-	-	55,494	Monthly	0.84
Subtotal (leases IFRS )							7,733,572	3,787,455	2,068,158	13,589,185
Total							9,055,038	5,113,113	20,438,300	34,606,451

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	89,669	-	-	89,669	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,603,248	2,603,248	24,296,984	29,503,480	Monthly
Subtotal							2,692,917	2,603,248	24,296,984	29,593,149
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	63,741	-	-	63,741	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	8,187,585	3,339,949	226,669	11,754,203	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	512,980	491,026	1,507,101	2,511,107	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	785,538	496,776	123,504	1,405,818	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	290,769	-	-	290,769	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	70,665	-	-	70,665	Monthly
Subtotal (leases IFRS )							9,911,278	4,327,751	1,857,274	16,096,303
Total							12,604,195	6,930,999	26,154,258	45,689,452

As of December 31, 2023

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	119,659	-	-	119,659	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,224,345	1,224,345	18,420,051	20,868,741	Monthly	3.95
Subtotal							1,344,004	1,224,345	18,420,051	20,988,400
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	6,824,508	2,701,396	943,701	10,469,605	Monthly	2.96
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	449,743	322,646	1,011,076	1,783,465	Monthly	3.17
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	260,266	89,050	43,906	393,222	Monthly	33.61
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	347,908	2,668	-	350,576	Monthly	16.33
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	76,471	-	-	76,471	Monthly	0.84
Subtotal (leases IFRS )							7,958,896	3,115,760	1,998,683	13,073,339
Total							9,302,900	4,340,105	20,418,734	34,061,739

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-105

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Lease liabilities at nominal value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	125,536	-	-	125,536	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,549,031	2,549,030	24,640,634	29,738,695	Monthly
Subtotal							2,674,567	2,549,030	24,640,634	29,864,231
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	12,108	-	-	12,108	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	8,394,381	2,996,536	1,170,637	12,561,554	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	129,859	78,664	446,295	654,818	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	946,597	520,514	260,980	1,728,091	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	402,941	5,028	-	407,969	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	97,377	-	-	97,377	Monthly
Subtotal (leases IFRS )							9,983,263	3,600,742	1,877,912	15,461,917
Total							12,657,830	6,149,772	26,518,546	45,326,148

Below is the detail of future payments and the value of lease liabilities:

	As of June 30, 2024
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	2,599,506	254,929	2,344,577
3 months to 1 year	7,066,069	1,372,636	5,693,433
Over 1 year to 3 years	12,604,195	3,549,157	9,055,038
Over 3 years to 5 years	6,930,999	1,817,886	5,113,113
More than 5 years	26,154,258	5,715,958	20,438,300
Total	55,355,027	12,710,566	42,644,461

	As of December 31, 2023
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	2,417,780	333,099	2,084,681
3 months to 1 year	6,258,386	1,200,707	5,057,679
Over 1 year to 3 years	12,657,830	3,354,930	9,302,900
Over 3 years to 5 years	6,149,772	1,809,667	4,340,105
More than 5 years	26,518,546	6,099,812	20,418,734
Total	54,002,314	12,798,215	41,204,099

F-106

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Reconciliation of liabilities arising from financing activities:

	As of December 31, 2023	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Additions for business combinations (1)	Increase through new leases	Others	As of June 30, 2024
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	24,494,870	(31,265,834)	(8,145,326)	77,670,382	7,778,024	1,451,508	-	-	3,198,553	75,182,177
Bond payable	38,650,859	-	(15,494,898)	-	15,864,279	695,914	-	-	56,458,159	96,174,313
Lease liabilities	7,142,360	(7,039,853)	(1,260,356)	-	1,253,110	1,383,408	-	1,341,401	5,217,940	8,038,010
Total others financial liabilities current	70,288,089	(38,305,687)	(24,900,580)	77,670,382	24,895,413	3,530,830	-	1,341,401	64,874,652	179,394,500
Non-current
Bank borrowings	174,074,170	(1,091,881)	-	-	-	3,174	-	-	(1,811,771)	171,173,692
Bond payable	1,050,838,488	(14,046,371)	-	-	-	51,298,291	-	-	(56,458,159)	1,031,632,249
Lease liabilities	34,061,739	-	-	-	-	875,283	-	4,994,959	(5,325,530)	34,606,451
Total others financial liabilities non-current	1,258,974,397	(15,138,252)	-	-	-	52,176,748	-	4,994,959	(63,595,460)	1,237,412,392
Total Others financial liabilities	1,329,262,486	(53,443,939)	(24,900,580)	77,670,382	24,895,413	55,707,578	-	6,336,360	1,279,192	1,416,806,892

	As of December 31, 2022	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Additions for business combinations (1)	Increase through new leases	Others	As of June 30, 2023
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	134,737,116	(30,954,686)	(12,125,420)	22,662,341	6,532,345	(36,662)	-	-	(91,193,491)	29,621,543
Bond payable	30,871,086	(3,235,805)	(15,293,999)	-	15,194,299	228,514	-	-	16,813,979	44,578,074
Lease liabilities	9,120,616	(5,863,653)	(987,272)	-	982,335	649,762	26,767	1,286,212	2,897,710	8,112,477
Total others financial liabilities current	174,728,818	(40,054,144)	(28,406,691)	22,662,341	22,708,979	841,614	26,767	1,286,212	(71,481,802)	82,312,094
Non-current
Bank borrowings	84,839,970	(10,000,000)	-	9,259,335	-	1,048	-	-	90,294,934	174,395,287
Bond payable	1,081,682,928	-	-	-	-	(16,101,827)	-	-	(16,819,590)	1,048,761,511
Lease liabilities	31,306,552	-	-	-	-	277,344	-	7,177,972	(3,128,741)	35,633,127
Total others financial liabilities non-current	1,197,829,450	(10,000,000)	-	9,259,335	-	(15,823,435)	-	7,177,972	70,346,603	1,258,789,925
Total Others financial liabilities	1,372,558,268	(50,054,144)	(28,406,691)	31,921,676	22,708,979	(14,981,821)	26,767	8,464,184	(1,135,199)	1,341,102,019
(1)	See Note 1 - General Information letter C), number (5).

F-107

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 23 Trade and other payables

Trade and other payables are detailed as follows:

	As of June 30, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	279,044,047	6,902	361,637,804	88,596
Trade an other current payables	279,044,047	6,902	361,637,804	88,596
Withholdings payable	39,489,180	-	73,336,359	-
Trade accounts payable withholdings	39,489,180	-	73,336,359	-
Total	318,533,227	6,902	434,974,163	88,596

Note 24 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of June 30, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	188,729	74,419	256,669	68,662
Others	2,244,058	156,423	2,244,058	148,910
Total	2,432,787	230,842	2,500,727	217,572

The changes in provisions are detailed as follows:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2023	496,302	2,539,796	3,036,098
Incorporated	272,044	281,812	553,856
Used	(162,221)	-	(162,221)
Released	(52,542)	(440,137)	(492,679)
Conversion effect	(228,252)	11,497	(216,755)
Changes	(170,971)	(146,828)	(317,799)
As of December 31, 2023	325,331	2,392,968	2,718,299
As of June 30, 2024
Incorporated	129,718	-	129,718
Used	(120,051)	-	(120,051)
Released	(70,013)	-	(70,013)
Conversion effect	(1,837)	7,513	5,676
Changes	(62,183)	7,513	(54,670)
As of June 30, 2024	263,148	2,400,481	2,663,629

(1)	See Note 35 - Contingencies and commitments.

F-108

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The maturities of provisions as of June 30, 2024, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	188,729	2,244,058	2,432,787
Between 1 and 5 years	45,944	156,423	202,367
More than 5 years	28,475	-	28,475
Total	263,148	2,400,481	2,663,629

The maturities of provisions as of December 31, 2023, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	256,669	2,244,058	2,500,727
Between 1 and 5 years	44,991	148,910	193,901
More than 5 years	23,671	-	23,671
Total	325,331	2,392,968	2,718,299

The provisions for Litigation and Other - current and non-current correspond to estimates made by the Administration, intended to cover eventual effects that may derive from the resolution of trials/claims or uncertainties to which the Company is exposed. Such trails/claims or uncertainties derive from transactions that are part of the normal course of CCU's business and the countries where it operates and whose details and scopes are not fully public knowledge, so that its detailed exposition could affect the interests of the Company and the progress of the resolution of these, according to the legal reserves of each administrative and judicial procedure. Therefore, based on the provisions of IAS 37 "Provisions, contingent liabilities and contingent assets", paragraph 92, although the amounts provisioned in relation to these trials/claims or uncertainties are indicated, no further detail of the same at the closing of these Financial Statements.

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in Note 35 - Contingencies and commitments.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 25 Income taxes

Tax receivables

Taxes receivables are detailed as follows:

	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Refundable tax previous year	8,805,524	7,124,688
Tax payments in advance	10,682,412	20,322,040
Benefits for tax losses	51,096	764,712
Others credits	503,388	574,807
Total	20,042,420	28,786,247

F-109

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Current tax liabilities

Tax payables are detailed as follows:

	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Income tax	25,869,070	5,968,227
Monthly tax payment in advance	2,587,692	3,056,567
Tax under Article N°21	65,792	214,732
Others	656,895	699,138
Total	29,179,449	9,938,664

Tax expense

The detail of income tax and deferred income tax expense is as follows:

	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2024	2023	2024	2023
	M$	M$	M$	M$
Income as per deferred tax related to the origin and reversal of temporary differences	29,677,707	1,274,085	22,720,426	168,803
Prior year adjustments	(678,928)	316,402	(678,928)	316,402
Tax loss benefits	18,737,489	15,319,930	25,593,648	10,040,807
Total deferred tax (expense) income	47,736,268	16,910,417	47,635,146	10,526,012
Current tax expense	(34,420,835)	(23,065,057)	(19,698,789)	(1,339,849)
Prior period adjustments	(35,892)	(497,606)	(35,892)	(490,774)
Total (expense) income for current taxes	(34,456,727)	(23,562,663)	(19,734,681)	(1,830,623)
(Loss) Income from income tax	13,279,541	(6,652,246)	27,900,465	8,695,389

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2024	2023	2024	2023
	M$	M$	M$	M$
Net income from cash flow hedge	(672,700)	1,761,105	(136,190)	2,260,019
Actuarial gains and losses deriving from defined benefit plans	(117,742)	271,732	(36,787)	97,351
Charge to equity	(790,442)	2,032,837	(172,977)	2,357,370

F-110

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Efective Rate

The Company’s income tax expense as of June 30, 2024 and 2023 represents 29.43% and 10.29% respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the six-months periods ended as of June 30,				For the three-monts periods ended as of June 30,
	2024		2023		2024		2023
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	48,578,674		64,614,753		(21,069,856)		(12,294,301)
Income tax using the statutory rate	(13,116,242)	27.00	(17,445,983)	27.00	5,688,861	27.00	3,319,461	27.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	24,682,319	(52.85)	10,531,006	(16.30)	20,029,582	94.27	4,518,529	36.75
Reversal of provision of non - recoverable deferred tax assets	-	-	847,532	(1.31)	-	-	257,737	2.10
Effect of tax rates in foreing subsidiaries	2,428,284	(5.08)	(403,597)	0.62	2,896,842	13.25	774,034	6.30
Prior year adjustments	(714,820)	1.50	(181,204)	0.28	(714,820)	(3.27)	(174,372)	(1.42)
Income tax, as reported	13,279,541	(29.43)	(6,652,246)	10.29	27,900,465	131.25	8,695,389	70.73

Deferred taxes

Deferred tax assets and liabilities included in the Consolidated Financial Statements are detailed as follows:

	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Deferred tax assets
Impairment provision of accounts receivable	2,004,718	2,062,740
Others non-tax expenses	31,278,499	32,959,493
Employee benefits	16,323,623	14,917,361
Inventory valuation	5,039,524	3,340,389
Intangibles	277,767	248,173
Property, Plant and Equipment	1,058,830	799,320
Deferred taxes related to assets arising from a single transaction	12,638,361	11,603,601
Others assets	3,935,642	4,638,443
Tax loss carryforwards	51,689,974	31,814,137
Subtotal by deferred tax assets	124,246,938	102,383,657
Deferred tax liabilities offset	(89,017,703)	(73,931,999)
Total assets from deferred taxes	35,229,235	28,451,658

Deferred taxes liabilities
Property, Plant and Equipment	130,081,097	107,027,820
Agricultural operation expenses	14,233,385	12,287,741
Manufacturing indirect activation costs	1,718,206	1,167,234
Intangibles	31,993,183	20,166,939
Deferred taxes related to liabilities arising from a single transaction	11,679,746	10,290,501
Others liabilities	13,694,711	9,348,659
Subtotal by deferred tax liabilities	203,400,328	160,288,894
Deferred tax assets offset	(89,017,703)	(73,931,999)
Total liabilities from deferred taxes	114,382,625	86,356,895
Total	(79,153,390)	(57,905,237)

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently, deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

F-111

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely, Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2023	(85,502,621)
Others increases (decreases) (1)	(48,197,458)
Deferred tax losses tax absorption	(559,054)
Deferred tax credit	53,518,809
Conversion effect	23,731,521
Deferred taxes registered in equity	(360,233)
Deferred tax on business combinations (2)	(536,201)
Sub-Total	27,597,384
As of December 31, 2023	(57,905,237)

As of January 1, 2024
Deferred tax credit	47,736,268
Conversion effect	(2,792,549)
Deferred taxes registered in equity	(117,742)
Others increases (decreases) (1)	(66,074,130)
Sub-Total	(21,248,153)
As of June 30, 2024	(79,153,390)

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.
(2)	See Note 1 - General information, letter C), number (5).

International Tax Reform - Pillar Two Model Rules (amendments to IAS 12)

The Company and its subsidiaries have adopted the exception to paragraph 4A of IAS 12.

In March 2022, the Organization for Economic Co-operation and Development (OECD) issued technical guidance on its 15% global minimum tax agreed as “Pillar” Two of a project to address the tax challenges arising from the digitalization of the economy. This guidance elaborates on the application and operation of the Global Anti-Base Erosion (“GloBE”) Rules agreed and published in December 2021 that establish a coordinated system to ensure that multinational enterprises (MNEs) with revenues in excess of € 750 million pay taxes of at least 15% on income generated in each of the jurisdictions in which they operate. For Pillar Two to come into effect, countries that have accepted the framework will need to enact laws that align with the GloBE rules. Due to the nature of the rules, once only one jurisdiction in which an MNE operates enacts tax laws in accordance with the Pillar Two framework, the MNE and all of its underlying entities will be subject to Pillar Two.

On May 23, 2023, the IASB issued the following amendments to IAS 12, Income Taxes, arising from Pillar Two, which are detailed below:

(1)	Introduces a mandatory temporary exception from accounting for deferred taxes arising from Pillar Two income taxes; and.

(2) Require an entity to disclose that it has applied the temporary exception.

F-112

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 26 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪	Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪	Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of June 30, 2024 and December 31, 2023, the total staff benefits recorded in the Interim Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of June 30, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	36,990,339	-	38,317,445	-
Employment termination benefits	740,179	42,722,480	395,848	39,586,368
Total	37,730,518	42,722,480	38,713,293	39,586,368

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation, Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Interim Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Vacation	16,503,812	16,987,082
Bonus and compensation	20,486,527	21,330,363
Total	36,990,339	38,317,445

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was a 7.35% and the Argentina of a 214.08% for the period ended on June 30, 2024 and the December 31, 2023.

F-113

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Current	740,179	395,848
Non-current	42,722,480	39,586,368
Total	43,462,659	39,982,216

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$

Balance as of January 1, 2023	42,772,862
Current cost of service	4,191,738
Interest cost	4,438,416
Actuarial (Gain) losses	(1,454,372)
Paid-up benefits	(7,099,274)
Past service cost	453,213
Conversion effect	(3,320,367)
Changes	(2,790,646)
As of December 31, 2023	39,982,216
Current cost of service	2,730,615
Interest cost	3,329,384
Actuarial (Gain) losses	(436,083)
Paid-up benefits	(2,288,192)
Past service cost	348,842
Conversion effect	(204,123)
Changes	3,480,443
As of June 30, 2024	43,462,659

The figures recorded in the Interim Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$
Current cost of service	2,730,615	1,868,404	1,204,502	1,061,878
Past service cost	348,842	593,920	180,232	313,157
Non-provided paid benefits	7,143,715	7,679,532	3,849,095	3,994,480
Others	(191,249)	184,444	(253,113)	34,326
Total expense recognized in Consolidated Interim Statement of Income	10,031,923	10,326,300	4,980,716	5,403,841

F-114

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Actuarial Assumptions

As mentioned in Note 2 - Summary of significant accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of March 31, 2024	As of December 31, 2023	As of March 31, 2024	As of December 31, 2023

Mortality table			RV-2020	RV-2020	Gam '83	Gam '83
Annual interest rate			7.35%	7.35%	214.08%	214.08%
Voluntary employee turnover rate			4.3%	4.3%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			6.1%	6.1%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Salary increase (*)			3.7%	3.7%	196.33%	196.33%
Estimated retirement age for (*)	Officers			60	60	60
	Others	Male	65	65	65	65
		Female	60	60	60	60

(*) Weighted average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	2,442,738	2,389,048
1% decrease in the Discount Rate (Loss)	(2,785,102)	(2,725,833)

Personnel expense

The amounts recorded in the Interim Consolidated Statement of Income are detailed as follows:

Personal expense	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$
Salaries	135,031,573	129,050,465	67,230,973	65,020,626
Employees’ short-term benefits	21,468,651	18,942,476	13,003,334	12,766,260
Total expenses for short-term employee benefits	156,500,224	147,992,941	80,234,307	77,786,886
Employments termination benefits	10,031,923	10,326,300	4,980,716	5,403,841
Others staff expense	28,786,155	25,015,160	14,909,568	12,504,908
Total (1)	195,318,302	183,334,401	100,124,591	95,695,635

(1)	See Note 30 - Natures of cost and expense.

F-115

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 27 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of June 30, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$		ThCh$	ThCh$
Parent dividend provisioned according to policy	28,621,492	-	20,864,709	-
Outstanding parent dividends (1)	1,192,235	-	1,332,403	-
Subsidiaries dividends according to policy	3,814,515	-	8,027,028	-
Total dividends payable	33,628,242	-	30,224,140	-
Income received in advance	697,532	3,738,474	1,438,831	3,987,705
Others	54,814	-	258,226	-
Total	34,380,588	3,738,474	31,921,197	3,987,705

(1)	See Note 28 - Common Shareholders’ Equity, dividends.

Note 28 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of June 30, 2024 and December 31, 2023 the Company’s capital shows a balance of ThCh$ 562,693,346 divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1 - General information letter A)).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as June 30, 2024 and December 31, 2023.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Earnings per share

The basic earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

F-116

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2024	2023	2024	2023
Equity holders of the controlling company (ThCh$)	57,242,984	54,424,489	5,040,252	(3,943,498)
Weighted average number of shares	369,502,872	369,502,872	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	154.92	147.29	13.64	(10.67)
Equity holders of the controlling company (ThCh$)	57,242,984	54,424,489	5,040,252	(3,943,498)
Weighted average number of shares	369,502,872	369,502,872	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	154.92	147.29	13.64	(10.67)

As of June 30, 2024 and December 31, 2023, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

The distributable net income, in accordance with the Board of Directors, will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of June 30, 2024 and December 31, 2023 the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
266	04-27-2023	Final	24.80181	2022
267	11-29-2023	Interim	86.49907	2023
268	04-30-2024	Final	85.06042	2023

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 12, 2023, the shareholders approved the distribution of a final Dividend No. 266 of Ch$ 24.80181 per share, for a total amount to be distributed of ThCh$ 9,164,340 charged against 2022’s Net income. This dividend was paid since April 27, 2023.

At the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. held on November 8, 2023, the shareholders approved the distribution of an interim Dividend No. 267 of Ch$ 86.49907 per share, for a total amount to be distributed of ThCh$ 31,961,655 charged against 2023’s Net income. This dividend was paid since November 29, 2023.

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 17, 2024, the shareholders approved the distribution of a final Dividend No. 268 of Ch$ 85,06042 per share, for a total amount to be distributed of ThCh$ 31,430,469 charged against 2023’s Net income. This dividend was paid since April 30, 2024.

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	2,491,664	(672,700)	1,818,964
Gains (losses) on exchange differences on translation (1)	171,725,695	-	171,725,695
Gains (losses) from defined benefit plans	436,083	(117,742)	318,341
Total comprehensive income As of June 30, 2024	174,653,442	(790,442)	173,863,000

F-117

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	(6,522,617)	1,761,105	(4,761,512)
Gains (losses) on exchange differences on translation (1)	(15,151,136)	-	(15,151,136)
Gains (losses) from defined benefit plans	(1,006,415)	271,732	(734,683)
Total comprehensive income As of June 30, 2023	(22,680,168)	2,032,837	(20,647,331)

(1)	These concepts will be reclassified to the Statement of Income when it’s settled.

Reserves affecting other comprehensive income

The movement of other comprehensive income is detailed as follows:

a)	As of June 30, 2024:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reservations

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(23,635,837)	-	-	(23,635,837)
Cash flow hedges	-	2,491,664	-	2,491,664
Gains (losses) from defined benefit plans	-	-	436,083	436,083
Income tax	-	(672,700)	(117,742)	(790,442)
Inflation adjustment of subsidiaries in Argentina	195,361,532	-	-	195,361,532
Total changes in equity	171,725,695	1,818,964	318,341	173,863,000
Equity holders of the parent	167,583,692	1,745,855	326,775	169,656,322
Non-controlling interests	4,142,003	73,109	(8,434)	4,206,678
Total changes in equity	171,725,695	1,818,964	318,341	173,863,000

b)	As of June 30, 2023:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(165,258,595)	-	-	2,711,178	(162,547,417)
Cash flow hedges	-	(6,522,617)	-	-	(6,522,617)
Gains (losses) from defined benefit plans	-	-	(1,006,415)	-	(1,006,415)
Income tax	-	1,761,105	271,732	-	2,032,837
Inflation adjustment of subsidiaries in Argentina	150,269,693	-	-	(2,873,412)	147,396,281
Total changes in equity	(14,988,902)	(4,761,512)	(734,683)	(162,234)	(20,647,331)
Equity holders of the parent	(12,896,559)	(4,736,387)	(688,951)	(162,258)	(18,484,155)
Non-controlling interests	(2,092,343)	(25,125)	(45,732)	24	(2,163,176)
Total changes in equity	(14,988,902)	(4,761,512)	(734,683)	(162,234)	(20,647,331)

F-118

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

c)	As of December 31, 2023:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans		Total other reservations
				Other reserves

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(496,096,411)	-	-	3,888,294	(492,208,117)
Cash flow hedges	-	(4,379,170)	-	-	(4,379,170)
Gains (losses) from defined benefit plans	-	-	1,454,372	-	1,454,372
Income tax	-	1,182,375	(360,233)	-	822,142
Inflation adjustment of subsidiaries in Argentina	376,421,003	-	-	(4,506,272)	371,914,731
Total changes in equity	(119,675,408)	(3,196,795)	1,094,139	(617,978)	(122,396,042)
Equity holders of the parent	(118,056,295)	(3,150,407)	1,033,532	189	(120,172,981)
Non-controlling interests	(1,619,113)	(46,388)	60,607	(618,167)	(2,223,061)
Total changes in equity	(119,675,408)	(3,196,795)	1,094,139	(617,978)	(122,396,042)

Others Reserves

The reserves that are a part of the Company’s equity are as follows:

Reserve of exchange differences on translation: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Interim Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of June 30, 2024, December 31, 2023 and June 30, 2023, it amounts to a reserve of ThCh$ 9,488,307, negative reserve of ThCh$ 158,095,385 and negative reserve of ThCh$ 52,935,649, respectively.

Reserve of cash flows hedges: These reserves originate from the application of hedge accounting for financial instruments used as hedges. Hedging reserves are reversed at the end of the term of the derivative contracts or when the transaction ceases to qualify as hedge accounting, whichever occurs first. The effects of the Hedging reserves are reflected in to income statement. As of June 30, 2024, December 31, 2023 and June 30, 2023, the amounts in the balance related to Hedging reserves are negative of ThCh$ 5,585,513, ThCh$ 7,331,368 and ThCh$ 8,917,348, respectively, net of deferred taxes.

Reserve of Actuarial gains and losses on defined benefit plans: This reserve is originated from January 1, 2013, as a result of the application of the Amendment to IAS No. 19 and whose effect as of June 30, 2024, December 31, 2023 and June 30, 2023 is a negative reserve of ThCh$ 8,990,787, ThCh$ 9,317,562 and ThCh$ 11,040,045 respectively, net of deferred taxes.

Other reserves: As of June 30, 2024, December 31, 2023 and June 30, 2023, the amount is a negative reserve of ThCh$ 47,387,175, ThCh$ 65,455,801 and ThCh$ 63,012,638, respectively. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 respectively (increase of ThCh$ 4,087,396).
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter No. 456 (decrease of ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (increase of ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decrease of ThCh$ 7,801,153).
-	Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decrease of ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Investments S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decrease of ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).
-	On August 30, 2019, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 5,001% of Cervecería Szot SpA. As a result of the aforementioned, CK reached a total participation of 50,0004% on this subsidiary (increase of
ThCh$ 60,887).
-	Difference in purchase of shares of Sáenz Briones and Cía. S.A.I.C. carried out on April 16, July 13 and August 9, 2021 (decrease of ThCh$ 7,199,525).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 10 and October 4, 2021 (increase of ThCh$ 245,244).

F-119

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 7, 2022 (increase of ThCh$ 102,625).
-	Difference in purchase of shares of Bebidas del Paraguay S.A. carried out on March 10, 2023 (decrease of ThCh$ 908,438).
-	Record of the Put option agreement to exercise the acquisition of the total shareholding in the subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. made on March 16, 2023 (decrease of ThCh$ 28,554,669 as of December 31, 2023) which was reversed on February 20, 2024 against the financial liability recorded (See Note 1 General Information, letter C, number (4)).
-	Difference from issuance of Aguas de Origen S.A. share premium on March 30, 2023 (increase of ThCh$ 148,443) (See Note 16 - Investments accounted for using equity method, number (3)).
-	Difference in purchase of shares of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. carried out on February 20, 2024 (decrease of ThCh$ 10,425,156) (See Note 1 General Information, letter C, number (4)).
-	Sale of shares of Cervecería Szot SpA. (decrease of ThCh$ 60,887) (See Note 1 General Information, letter C, number (10)).

Note 29 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.	Equity

Equity	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	43,784,494	41,631,934
Bebidas del Paraguay S.A. (1)	-	17,482,168
Aguas CCU-Nestlé Chile S.A.	25,264,161	27,624,099
Cervecería Kunstmann S.A.	9,949,351	10,832,080
Compañía Pisquera de Chile S.A.	11,010,652	10,055,062
Distribuidora del Paraguay S.A. (1)	-	1,954,734
D&D SpA. (2)	1,299,751	1,415,054
Bebidas Bolivianas BBO S.A.	6,232,442	6,211,874
Others	1,557,735	1,810,794
Total	99,098,586	119,017,799

(1)	See Note 1 - General information, letter C, number (4).
(2)	See Note 1 - General information, letter C, number (5).

b.	Net income attributable to non-controlling interest

Result	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	4,702,557	3,973,734	1,308,659	1,410,975
Viña San Pedro Tarapacá S.A.	1,069,387	502,674	824,045	435,161
Cervecería Kunstmann S.A.	(729,086)	(79,483)	(286,977)	(510,812)
Compañía Pisquera de Chile S.A.	1,727,225	1,867,162	887,820	998,215
Distribuidora del Paraguay S.A.	198,441	(594,448)	-	(739,657)
Bebidas del Paraguay S.A.	(454,801)	(435,621)	-	(474,860)
D&D SpA.	(34,325)	76,768	(50,653)	43,729
Bebidas Bolivianas BBO S.A.	(1,824,323)	(1,767,827)	(886,988)	(810,925)
Others	(39,844)	(4,941)	(5,549)	(8,315)
Total	4,615,231	3,538,018	1,790,357	344,586

(1)	See Note 1 - General information, letter C, number (7).

F-120

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

c.	The Summarized financial information of non-controlling interest is detailed as follows:

Assets and Liabilities	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Assets and Liabilities
Current assets	670,912,146	725,627,672
Non-current assets	805,652,947	733,472,890
Current liabilities	408,149,170	409,331,274
Non-current liabilities	139,934,362	187,674,051

Dividends paid to noncontrolling interests	12,792,104	15,288,255

The main significant non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following summarized financial information:

Assets and Liabilities	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Assets and Liabilities
Current assets	210,089,583	207,102,975
Non-current assets	240,649,852	226,340,932
Current liabilities	132,506,695	83,692,552
Non-current liabilities	32,031,516	77,620,530

Result	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	130,889,768	117,016,035	72,124,558	64,369,291
Net income of year	6,990,142	3,285,775	5,386,439	2,844,473

Dividend paid for Viña San Pedro Tarapacá S.A. were ThCh$ 7,137,366 and ThCh$ 14,961,639, on June 30, 2024 and 2023, respectively.

F-121

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 30 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

Costs and expenses by nature	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$
Direct cost	543,728,402	548,333,763	228,285,681	243,869,307
Personnel expense (1)	195,318,302	183,334,401	100,124,591	95,695,635
Transportation and distribution	173,247,639	184,190,946	75,506,641	81,047,456
Advertising and promotion	72,680,604	64,292,366	35,157,520	30,714,595
Depreciation and amortization	71,526,744	65,328,724	36,277,691	34,174,295
Materials and maintenance	44,748,825	39,512,169	23,621,476	20,894,100
Energy	21,014,118	19,587,448	9,921,035	9,734,183
Leases (2)	14,203,799	13,039,690	6,815,498	6,761,396
Others expenses (3)	76,580,591	73,128,737	39,164,325	39,247,165
Total	1,213,049,024	1,190,748,244	554,874,458	562,138,132

(1)	See Note 26 - Employee benefits.
(2)	Consists mainly of leases of real estate, machinery and equipment, which correspond to leases with remaining terms less than 12 months and/or with a value lower than US$ 5,000.
(3)	This mainly includes technical advisory services, auditing services, legal and representation expenses, among others.

Note 31 Other income by function

Other income by function is detailed as follows:

Others incomes by function	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$
Sales of fixed assets (1)	28,927,254	267,218	28,829,029	111,169
Leases	244,104	202,875	74,900	96,481
Sale of glass and waste	486,978	653,857	244,047	310,327
Insurance claims recovery e Indemnities	301,881	133,288	294,496	108,643
Others (2)	3,781,408	392,368	3,234,374	221,354
Total	33,741,625	1,649,606	32,676,846	847,974

(1)	Sales of fixed assets include, among others, the effect of the sale of the portion of Quilicura land, See Note 14 - Non-current assets of disposal groups classified as held for sale.
(2)	This concept mainly encompasses discounts from prompt payments to suppliers, tour services and events.

F-122

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 32 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gains (losses)	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	1,778,304	(10,449,482)	(4,637,698)	(2,986,930)
Marketable securities to fair value	88,737	29,218	35,455	18,949
Loss on liquidation of Argentine government bonds (2)	(5,636,345)	-	(231,409)	-
Others	(422,761)	93,917	(422,761)	94,430
Total	(4,192,065)	(10,326,347)	(5,256,413)	(2,873,551)

(1)	Under this concept there are ThCh$ 1,248,772 received (net), ThCh$ 9,848,194 paid (net) as of June 30, 2024 and 2023 respectively, and these were recorded in the Consolidated Cash Flows Statement, under Operational activities, in line item Other cash movements.
(2)	It corresponds to the liquidation of a financial instrument (Bono BOPREAL), used to the payment of both tax debts and debts from imports of goods and services, according to what is established in the Com. A 7925 and Decree N°72 of the Republic of Argentina.

Note 33 Financial results

The financial results composition is detailed as follows:

Financial results	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$
Finance income	21,807,084	23,851,952	9,103,863	13,458,819
Finance costs	(40,758,372)	(39,451,799)	(21,389,854)	(19,000,454)
Gains (losses) on exchange differences	(8,465,808)	(11,444,734)	1,628	(7,117,365)
Result as per adjustment units	(5,274,747)	(5,189,463)	(3,395,306)	(3,533,385)

F-123

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	636,538,816	618,154,016
CLP	77,537,412	90,360,822
USD	541,405,710	499,873,696
Euros	1,938,277	1,516,762
ARS	1,006,075	19,758,284
UYU	4,547,056	2,635,618
PYG	8,906,638	2,147,017
BOB	583,084	1,069,435
Others currencies	614,564	792,382
Others financial assets	8,445,251	7,440,650
CLP	746,420	467,851
UF	6,167,462	3,844,154
USD	1,494,797	442,366
Euros	9,315	3,553
PYG	-	2,656,724
Others currencies	27,257	26,002
Others non-financial assets	34,835,821	29,674,705
CLP	14,207,852	13,939,522
UF	-	1,362,467
USD	3,275,792	2,041,504
Euros	3,896,771	3,206,787
ARS	12,398,282	8,344,924
UYU	203,396	144,716
PYG	509,578	445,094
BOB	313,749	164,498
Others currencies	30,401	25,193
Trade and other current receivables	348,027,739	446,486,753
CLP	203,250,641	291,883,346
UF	71,762	54,212
USD	45,142,711	43,734,334
Euros	8,864,630	8,114,465
ARS	72,654,801	77,006,575
UYU	4,729,612	6,514,410
PYG	8,170,756	13,996,752
BOB	2,774,180	2,856,786
Others currencies	2,368,646	2,325,873
Accounts receivable from related parties	7,935,045	9,040,528
CLP	4,980,155	7,827,338
USD	27,217	13,136
Euros	45,740	115,166
ARS	2,881,402	1,084,888
PYG	531	-
Inventories	452,083,720	425,728,432
CLP	377,517,895	376,468,075
ARS	58,113,477	30,448,514
UYU	3,421,902	3,734,911
PYG	9,742,281	11,498,310
BOB	2,961,737	3,156,669
Others currencies	326,428	421,953
Biological assets	1,622,480	14,764,284
CLP	1,337,187	13,191,601
ARS	285,293	1,572,683
Current tax assets	20,042,420	28,786,247
CLP	9,758,815	22,123,418
USD	-	23,022
ARS	10,045,551	6,151,570
UYU	238,054	383,149
PYG	-	105,088
Non-current assets of disposal groups classified as held for sale	2,893,369	21,607,472
CLP	-	20,207,776
ARS	2,893,369	1,399,696
Total current assets	1,512,424,661	1,601,683,087

CLP	689,336,377	836,469,749
UF	6,239,224	5,260,833
USD	591,346,227	546,128,058
Euros	14,754,733	12,956,733
ARS	160,278,250	145,767,134
UYU	13,140,020	13,412,804
PYG	27,329,784	30,848,985
BOB	6,632,750	7,247,388
Others currencies	3,367,296	3,591,403
Total current assets by currencies	1,512,424,661	1,601,683,087

F-124

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Non-current assets
Others financial assets	29,109,124	29,981,745
UF	29,109,124	29,981,745
Trade and other non-current receivables	3,321,075	3,313,742
CLP	2,127,145	93,543
UF	146,868	2,207,319
ARS	1,047,062	1,012,880
Others non-financial assets	14,505,358	12,311,027
CLP	4,999,467	7,502,550
ARS	9,458,239	4,773,697
UYU	20,758	16,087
PYG	26,894	18,693
Accounts receivable from related parties	-	42,506
CLP	-	42,506
Investments accounted for using equity method	159,739,222	149,593,180
CLP	13,136,334	12,473,973
USD	1,010,264	863,171
ARS	16,430,738	9,694,302
Others currencies	129,161,886	126,561,734
Intangible assets other than goodwill	189,264,023	153,123,207
CLP	97,505,684	93,780,810
ARS	74,682,386	43,067,681
UYU	5,181,418	4,959,318
PYG	4,484,335	4,423,253
BOB	7,410,200	6,892,145
Goodwill	149,104,751	127,592,056
CLP	78,918,309	79,120,778
ARS	48,192,362	27,728,301
UYU	5,416,737	5,155,840
PYG	5,611,300	5,401,679
BOB	10,966,043	10,185,458
Property, plant and equipment (net)	1,448,144,739	1,273,987,695
CLP	1,004,629,323	990,106,233
ARS	375,467,646	219,700,188
UYU	15,794,485	14,989,123
PYG	23,735,082	22,799,672
BOB	28,507,365	26,379,198
Others currencies	10,838	13,281
Investment property	11,621,500	8,121,156
CLP	3,286,760	3,300,887
ARS	8,334,740	4,820,269
Right of use assets	37,936,985	35,745,221
CLP	1,940,653	2,365,647
UF	35,863,878	30,661,437
ARS	5,234	2,543,786
UYU	127,220	174,351
Deferred tax assets	35,229,235	28,451,658
CLP	31,544,678	24,961,135
USD	1,687,439	1,349,518
ARS	1,325,522	1,474,155
UYU	600,724	571,790
PYG	70,872	68,224
Others currencies	-	26,836
Total non-current assets	2,077,976,012	1,822,263,193

CLP	1,238,088,353	1,213,748,062
UF	65,119,870	62,850,501
USD	2,697,703	2,212,689
ARS	534,943,929	314,815,259
UYU	27,141,342	25,866,509
PYG	33,928,483	32,711,521
BOB	46,883,608	43,456,801
Others currencies	129,172,724	126,601,851
Total non-current assets by currencies	2,077,976,012	1,822,263,193

F-125

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of June 30, 2024		As of December 31, 2023
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Others financial liabilities	77,562,004	110,412,561	58,731,009	48,420,591
CLP	1,464,233	19,886,200	2,367,748	17,037,708
UF	2,090,981	86,509,929	3,242,883	28,374,241
USD	19,895,232	783,201	52,714,405	362,118
Euros	109,980	98,343	212,407	49,840
ARS	53,846,783	-	54,804	-
PYG	17,591	-	-	-
BOB	135,327	3,134,888	113,368	2,596,684
Others currencies	1,877	-	25,394	-
Current lease liabilities	2,344,577	5,693,433	2,084,679	5,057,681
CLP	308,492	138,939	81,801	96,742
UF	1,791,999	4,951,403	1,693,771	4,228,695
USD	157,854	450,960	159,760	445,300
Euros	11,375	11,380	10,764	32,291
ARS	43,061	104,481	103,598	181,762
UYU	31,796	36,270	34,985	72,891
Trade and other current payables	313,961,545	4,571,682	432,447,718	2,526,445
CLP	182,604,121	3,263,616	272,728,937	1,700,735
UF	9,280	-	-	-
USD	53,596,153	644,433	48,552,262	307,940
Euros	10,647,573	179,034	10,018,064	88,592
ARS	54,805,042	-	84,199,465	-
UYU	3,054,650	-	3,941,952	-
PYG	5,354,532	484,599	8,050,252	21,859
BOB	3,706,600	-	4,833,519	407,319
Others currencies	183,594	-	123,267	-
Accounts payable to related parties	41,543,333	-	55,140,630	-
CLP	8,209,920	-	7,638,951	-
USD	2,267,161	-	4,045,747	-
Euros	18,619,268	-	34,075,498	-
ARS	11,977,035	-	9,229,527	-
PYG	13,186	-	1,131	-
BOB	129,850	-	91,998	-
Others currencies	326,913	-	57,778	-
Other current provisions	188,729	2,244,058	256,669	2,244,058
CLP	163,013	2,244,058	233,330	2,244,058
ARS	19,192	-	17,059	-
PYG	6,524	-	6,280	-
Current tax liabilities	4,586,501	24,592,948	4,486,182	5,452,482
CLP	2,587,691	24,566,572	4,114,496	2,819,345
USD	93,029	4,982	-	-
ARS	1,282,333	-	-	2,618,385
UYU	236,146	-	371,686	-
PYG	387,302	-	-	-
Others currencies	-	21,394	-	14,752
Provisions for employee benefits	14,513,288	23,217,230	22,293,579	16,419,714
CLP	2,692,916	23,202,335	14,279,763	16,419,714
ARS	9,681,129	-	6,569,427	-
UYU	895,890	-	649,101	-
PYG	641,635	-	560,016	-
BOB	461,264	-	235,272	-
Others currencies	140,454	14,895	-	-
Others non-financial liabilities	75,984	34,304,604	906	31,920,291
CLP	75,119	34,304,604	-	30,980,829
ARS	865	-	906	939,462
Total current liabilities	454,775,961	205,036,516	575,441,372	112,041,262

CLP	198,105,505	107,606,324	301,445,026	71,299,131
UF	3,892,260	91,461,332	4,936,654	32,602,936
USD	76,009,429	1,883,576	105,472,174	1,115,358
Euros	29,388,196	288,757	44,316,733	170,723
ARS	131,655,440	104,481	100,174,786	3,739,609
UYU	4,218,482	36,270	4,997,724	72,891
PYG	6,420,770	484,599	8,617,679	21,859
BOB	4,433,041	3,134,888	5,274,157	3,004,003
Others currencies	652,838	36,289	206,439	14,752
Total current liabilities by currency	454,775,961	205,036,516	575,441,372	112,041,262

F-126

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of June 30, 2024			As of December 31, 2023
	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Others financial liabilities	80,615,052	151,717,636	979,323,286	130,645,698	172,465,574	931,134,835
CLP	17,345,042	146,030,595	-	14,665,317	153,022,502	-
UF	57,316,724	648,742	413,075,962	111,452,973	14,513,423	404,617,370
USD	-	-	560,739,131	-	-	520,409,088
BOB	5,953,286	5,038,299	5,508,193	4,527,408	4,929,649	6,108,377
Non-current lease liabilities	9,055,038	5,113,113	20,438,300	9,302,901	4,340,104	20,418,734
CLP	63,793	-	-	-	-	-
UF	8,151,103	4,703,349	19,358,215	8,168,512	3,925,739	19,363,752
USD	592,810	326,272	1,059,908	797,652	325,315	1,011,076
ARS	191,838	83,492	20,177	260,266	89,050	43,906
UYU	55,494	-	-	76,471	-	-
Trade and other non-current payables	6,902	-	-	88,596	-	-
CLP	-	-	-	79,135	-	-
UF	6,902	-	-	9,461	-	-
Accounts payable to related companies	-	-	-	536,083	-	-
CLP	-	-	-	536,083	-	-
Other non- current provisions	-	202,367	28,475	-	193,900	23,672
ARS	-	26,208	28,475	-	26,226	23,672
UYU	-	176,159	-	-	167,674	-
Deferred tax liabilities	38,964,942	15,117,992	60,299,691	32,628,232	12,847,604	40,881,059
CLP	25,713,355	7,976,166	29,766,921	27,424,740	10,055,130	27,007,460
ARS	13,198,586	7,129,106	27,564,932	5,151,100	2,776,508	10,744,962
UYU	46,664	11,199	924,549	44,442	10,666	890,946
PYG	6,337	1,521	148,785	7,950	5,300	478,042
BOB	-	-	1,894,504	-	-	1,759,649
Provisions for employee benefits	732,506	-	41,989,974	738,964	-	38,847,404
CLP	-	-	38,070,805	-	-	36,897,268
ARS	-	-	3,919,169	-	-	1,950,136
BOB	732,506	-	-	738,964	-	-
Others non-financial liabilities	996,926	996,926	1,744,622	996,926	996,926	1,993,853
CLP	996,926	996,926	1,744,622	996,926	996,926	1,993,853
Total non-current liabilities	130,371,366	173,148,034	1,103,824,348	174,937,400	190,844,108	1,033,299,557

CLP	44,119,116	155,003,687	69,582,348	43,702,201	164,074,558	65,898,581
UF	65,474,729	5,352,091	432,434,177	119,630,946	18,439,162	423,981,122
USD	592,810	326,272	561,799,039	797,652	325,315	521,420,164
ARS	13,390,424	7,238,806	31,532,753	5,411,366	2,891,784	12,762,676
UYU	102,158	187,358	924,549	120,913	178,340	890,946
PYG	6,337	1,521	148,785	7,950	5,300	478,042
BOB	6,685,792	5,038,299	7,402,697	5,266,372	4,929,649	7,868,026
Total non-current liabilities by currency	130,371,366	173,148,034	1,103,824,348	174,937,400	190,844,108	1,033,299,557

F-127

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Note 35 Contingencies and Commitments

Services agreements

The total amount of the Company’s obligations with third parties relating to services agreements that cannot be terminated is detailed as follows:

Services agreements not to be terminated	As of June 30, 2024	As of December 31, 2023
	ThCh$	ThCh$
Within 1 year	50,788,983	79,375,436
Between 1 and 5 years	91,755,329	97,947,446
More than 5 years	6,784,248	-
Total	149,328,560	177,322,882

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of June 30, 2024 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	526,862,319	6,178,980
Between 1 and 5 years	1,526,015,593	5,976,581
More than 5 years	952,170,062	-
Total	3,005,047,974	12,155,561

Capital investment commitments

As of June 30, 2024 the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$ 46,481,633.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile and abroad, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 in the case of chilean companies and USD 15,000 for cases of foreign subsidiaries. Those losses contingencies for which an estimate cannot be made have been also considered.

F-128

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

Trials and claim

Company	Court	Description	Status	Estimated accrued loss contingency
Cervecera CCU Chile Ltda.	Court of Appeal	Invoice collection	Appeal of sentence	ThCh$ 35,700
Transportes CCU Ltda.	Supreme Court	Compensation for damages	Unification of Jurisprudence	ThCh$ 72,000
Transportes CCU Ltda.	Court of Appeal	Unjustified dismissal and collection of benefits	Appeal of sentence	ThCh$ 39,513
Compañía Industrial Cervecera S.A.	Court of Appeal	Administrative claims of several municipalities for advertising and publicity fees.	Proceeding in administrative or judicial stage	USD 20,000 (ThCh$ 18,887)

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 263,148 and ThCh$ 325,331 as of June 30, 2024 and December 31, 2023, respectively (See Note 24 - Other provisions).

Tax processes

At the date of issue of these Interim Consolidated Financial Statements, there is no tax litigation that involves significant passive or taxes in claim.

Guarantees

As of June 30, 2024, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by, comfort letters and general security product of financing. The main terms of the indirect guarantees constituted are detailed below:

-	The indirect associate Bodega San Isidro S.R.L. maintains financial debt with local bank in Peru, which is endorsed by the subsidiary Compañía Pisquera de Chile S.A. through a stand-by letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Crédito de Perú	US$ 2,600,000	December 20, 2024

-	Additionally, the Company presents the following guarantees:

a)	The Company, through a private notarized document dated July 27, 2022, is required to maintain a direct or indirect participation of at least 50.1% of its subsidiary Compañía Pisquera de Chile S.A., allowing the Company to control its subsidiary during the period of validity of the bank loan with Banco del Estado de Chile for a total of
ThCh$ 16,000,000, maturing on July 27, 2027.

b)	The Company, through a comfort letter dated May 24, 2024, is required to maintain a direct or indirect participation equal to or more than of 99.9% of its subsidiary CCU Inversiones II SpA., during the period of validity of the bank loan between Itaú Colombia S.A. and Joint Venture Central Cervecera de Colombia S.A.S. for a total of
ThCOP 178,000,000, with maturity on May 30, 2025 or until the date on which the loan is paid in full.

F-129

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2024

c)	The Company, by means of a comfort letter dated May 24, 2024, undertakes to maintain a direct or indirect shareholding of at least 50% of the voting capital of the Joint Venture Central Cervecera de Colombia S.A.S. during the term of the bank loan with Itaú Colombia for a total of ThCOP 178,000,000, with maturity on May 30, 2025, or as long as there is any amount owed on the loan. Additionally, in the event that the debtor experiences difficulties in complying in a timely manner with any financial commitment derived from the loan (capital, interest, commissions, taxes or expenses of any kind), CCU Inversiones II SpA. will pay directly to the bank and/or provide the debtor with sufficient resources to proceed with the payment.

d)	The company through a comfort letter dated June 28, 2024, commits itself to directly or indirectly hold a minimum of 51% of the authorized share capital of the subsidiary Bebidas Bolivianas S.A. It must also maintain direct or indirect control of the management and provide the necessary technical assistance during the term of the financial obligations that Bebidas Bolivianas S.A. has with Banco Mercantil Santa Cruz S.A.

Note 36 Subsequent Events

a)	The Interim Consolidated Financial Statements of CCU S.A. and subsidiaries as of June 30, 2024 have been approved by the Board of Directors on August 7, 2024.

b)	After June 30, 2024 and up to the date of issue of these Interim Consolidated Financial Statements, there are no other financial or other matters known that could significantly affect the interpretation of these Consolidated Financial Statements.

F-130

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: August 9, 2024